Broadcom Corporation 2006 Annual Report

BROADCOM.



Connecting everything®


BROADCOM

Broadcom's innovative products and technologies enable people to connect — locally and globally — for business, for fun, at home and on the move.

BROADCOM'S THREE MAJOR TARGET MARKETS


Broadband Communications


Enterprise Networking


Mobile & Wireless

ABOUT BROADCOM

Broadcom Corporation is a major technology innovator and global leader in semiconductors for wired and wireless communications. Broadcom® products enable the delivery of voice, video, data and multimedia to and throughout the home, the office and the mobile environment. We provide the industry's broadest portfolio of state-of-the-art, system-on-a-chip and software solutions to manufacturers of computing and networking equipment, digital entertainment and broadband access products, and mobile devices. These solutions support our core mission: Connecting everything®.

Broadcom is one of the world's largest fabless semiconductor companies, with 2006 revenue of $3.67 billion, and holds over 1,950 U.S. and 750 foreign patents, more than 5,900 additional pending patent applications, and one of the broadest intellectual property portfolios addressing both wired and wireless transmission of voice, video and data.

Broadcom is headquartered in Irvine, California, and has offices and research facilities in North America, Asia and Europe. Broadcom Class A shares trade on the Nasdaq Global Select Market℠ under the symbol BRCM.

TO OUR SHAREHOLDERS

The year 2006 exemplified the ever-changing nature of the semiconductor industry, as strength in the first half of the year was followed by a slowdown in the second half. Nonetheless, it was a strong year for Broadcom, as we increased net revenue by nearly $1 billion to a record $3.67 billion, up 37 percent from the prior year. Our revenue growth outpaced the growth rate of the overall semiconductor industry four-fold, as measured by the Semiconductor Industry Association (SIA). We also attained record net income and increased cash, cash equivalents and marketable securities by over $900 million, finishing 2006 with a record balance of $2.8 billion. Our overall performance in 2006 points to the large, long-term opportunities that lie ahead of us as Broadcom helps drive the convergence of voice, video and data into an ever-growing array of communications and entertainment products for the home, the workplace and mobile environments.

The trends that Broadcom facilitates are happening all around us. They include the convergence of voice and Wi-Fi® capabilities into broadband modems, the continued migration to faster and more secure switches and controllers in the enterprise, and the adoption of personal video recording and high definition digital video in cable, satellite and Internet Protocol set-top boxes. Add to that the convergence of video and audio in portable devices, the transition of analog television to digital TV, and the adoption of Bluetooth® into cell phones, headsets and PCs, and one begins to appreciate the opportunities at hand for Broadcom.

To capitalize on these communications and convergence opportunities, in 2006 we continued to draw upon our world-class engineering talent and superior engineering execution, our strong relationships with the world's leading semiconductor foundries, our broad portfolio of innovative products, and our strategic relationships with leading wired and wireless equipment makers. We undertook a corporate-wide initiative to migrate new products to the industry-leading 65 nanometer geometry process manufacturing technology. Most of our new products for 2007 are being designed in 65 nanometer technology. This effort is enabling Broadcom to offer products that consume less power and extend battery life, while also allowing us to leverage one of our greatest competitive advantages – the integration of additional features and functions into a single chip. We continue our aggressive efforts in this area, and in 2007 we will begin developing chips in 45 nanometer technology.

We also continued to build a reputation as a major technology innovator in the global communications industry. Of our more than 5,200 employees at year's end, 73 percent were engaged in R&D. The majority of those hold advanced degrees, including 439 Ph.D.s. Broadcom has over 2,700 issued patents and one of the broadest intellectual property portfolios addressing wired and wireless transmission of voice, video and data.



Scott McGregor Henry Samueli

Following are some highlights of the year in our three target markets:

Broadband Communications Products

We continued to build upon our strong position as a leader in broadband communications markets – enabling the delivery of digital entertainment and information into and throughout the connected home – by applying our breakthrough broadband transmission technology to existing and emerging high-growth markets, including those for high definition television, personal video recording, cable and satellite set-top boxes, and DSL and cable modems. Broadcom introduced several new products designed to facilitate the next generation of broadband communication devices, providing significant advantages to makers of consumer video equipment as well as cable, satellite and DSL service providers. For example, we brought to market the industry's first single-chip high definition digital TV solution that supports full 1080p display resolution and that will help bring affordable high definition television to a broad spectrum of consumers.

Additionally, by combining the Blu-ray Disc™ and HD DVD high definition DVD formats in a single-chip platform, Broadcom addressed the challenge of the current optical disc format war while enabling global leaders in consumer electronics to provide universal high definition DVD players.

Mobile & Wireless Products

In the mobile platforms marketplace, several landmark technology introductions established Broadcom as a formidable competitor. We unveiled our CellAirity™ cellular platform, which consists of innovative baseband and radio frequency chips and other hardware and software products that streamline our customers' time to market for next generation handsets. In early 2007, we achieved technology leadership in the cellular space with the introduction of highly-integrated 3G and 2G baseband and radio transceiver products manufactured in a 65 nanometer process, giving Broadcom a competitive advantage in cost, features, power consumption and overall value.

Broadcom's leadership continued in the Wi-Fi, Bluetooth and Voice over Internet Protocol (VoIP) markets. On the Wi-Fi front, we delivered the first products that comply with the IEEE draft 802.11n specification, which enables enhanced wireless LAN performance. By being first to market, we were able to garner early design wins in the leading wireless equipment and PC brands. Broadcom also led the market in supplying Bluetooth for mobile handsets. The popular Nintendo® Wii™ leverages Broadcom's strengths in both Wi-Fi and Bluetooth to greatly enhance the video gaming experience.

Enterprise Networking Products

Broadcom continued to demonstrate its leadership and innovation in Ethernet-based silicon, providing products to satisfy the demand for higher bandwidth connectivity, more secure networking, and better overall network performance in the business environment. We entered 2006 as the leading vendor for all Ethernet integrated circuits and the leading overall provider of networking silicon, according to a market report by The Linley Group.

New products included the industry's first 20-port, stackable 10-Gigabit Ethernet switch, part of our StrataXGS® III family of enterprise switches, which provide enterprise networks with a clear migration path to 10 Gigabit speeds. Broadcom also launched a 90 nanometer octal Gigabit Ethernet transceiver that is the first of its kind, delivering less than 500 milliwatts of power dissipation per port and saving up to 40 percent board space – the lowest power and smallest size when compared to competitive products.

We also achieved a significant milestone in 2006 by shipping our two billionth Ethernet port, including our 200 millionth Gigabit Ethernet copper physical layer port.

Review of Stock Option Grants

Our inclusion last year among the hundreds of companies that were called upon to review their historical stock option grants was, to be sure, a very painful experience. In characteristic fashion, Broadcom approached this task head-on, utilizing both internal resources and outside attorneys and forensic accountants. When our voluntary review revealed that the accounting measurement dates for most of the stock options awarded between June 1998 and May 2003 differed from the dates previously used for those awards, we filed restated financial statements reflecting the necessary adjustments. While the total adjustments for prior periods were very large, they did not affect our previously-reported revenue, cash, cash equivalents or marketable securities balances in any of the restated periods, and none of the grants requiring measurement date adjustment was made to our co-founders or to any current or former member of our Board of Directors. We are pleased to report that the extensive review also confirmed that our equity award processes since June 2003 have been sound, appropriate and consistently adhered to.

As we proceed full steam into 2007, we want to thank our employees for their innovations, dedication, late nights and shared commitment to our goal of being the world's leading communications semiconductor company. Broadcom's employees are the key ingredient to our success, as they join together to build the industry's broadest and most innovative portfolio of communications technologies and products. We also want to express appreciation and gratitude to our customers around the globe, who recognize the value that Broadcom® solutions bring to their products and business. Our success also depends on our key suppliers, and we thank them for their continued partnership in 2006. And finally, we thank you, our shareholders, for your ongoing support and understanding of our company and its many opportunities.

Scott A. McGregor
President and
Chief Executive Officer
and Director

Henry Samueli, Ph.D.
Chairman of the Board and
Chief Technical Officer

March 2007


BROADCOM.
Connecting

Broadcom Corporation
Annual Report on Form 10-K
for the
Year Ended December 31, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 000-23993

BROADCOM.

Broadcom Corporation
(Exact Name of Registrant as Specified in Its Charter)

California	**33-0480482**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

16215 Alton Parkway
Irvine, California 92618-3616
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (949) 926-5000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Class A common stock
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filed ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.0001 par value per share, held by non-affiliates of the registrant on June 30, 2006, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $14.4 billion (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for other purposes.

The registrant has two classes of common stock authorized, Class A common stock and Class B common stock. The rights, preferences and privileges of each class of common stock are substantially identical except for voting rights. Shares of Class B common stock are not publicly traded but are convertible at any time into shares of Class A common stock on a one-for-one basis. As of December 31, 2006 there were 473.5 million shares of Class A common stock and 74.8 million shares of Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information from the registrant's definitive proxy statement (the "Proxy Statement") for the 2007 Annual Meeting of Shareholders to be filed on or before April 2, 2007.

This Annual Report on Form 10-K is printed on recycled paper.

BROADCOM CORPORATION

ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

CAUTIONARY STATEMENT

All statements included or incorporated by reference in this Annual Report on Form 10-K, other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning projected net revenue, costs and expenses and gross margin; our accounting estimates, assumptions and judgments; the impact of the January 2007 restatement of our historical financial statements and new accounting rules related to the expensing of stock options on our future reported results; our success in pending litigation; the demand for our products; the effect that seasonality and volume fluctuations in the demand for our customers' consumer-oriented products will have on our quarterly operating results; our dependence on a few key customers for a substantial portion of our revenue; our ability to scale our operations in response to changes in demand for existing products and services or the demand for new products requested by our customers; the competitive nature of and anticipated growth in our markets; our ability to migrate to smaller process geometries; manufacturing, assembly and test capacity; our ability to consummate acquisitions and integrate their operations successfully; our prospective needs for additional capital; inventory and accounts receivable levels; and the level of accrued rebates. These forward-looking statements are based on our current expectations, estimates, approximations and projections about our industry and business, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are listed under "Risk Factors" in Item 1A of this Report. These forward-looking statements speak only as of the date of this Report. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

PART I

Item 1. *Business*

Overview

Broadcom Corporation is a major technology innovator and global leader in semiconductors for wired and wireless communications. Our products enable the delivery of voice, video, data and multimedia to and throughout the home, the office and the mobile environment. Broadcom provides the industry's broadest portfolio of state-of-the-art system-on-a-chip and software solutions to manufacturers of computing and networking equipment, digital entertainment and broadband access products, and mobile devices. Our diverse product portfolio includes solutions for digital cable, satellite and Internet Protocol (IP) set-top boxes and media servers; high definition television (HDTV); high definition DVD players and personal video recording (PVR) devices; cable and DSL modems and residential gateways; high-speed transmission and switching for local, metropolitan, wide area and storage networking; SystemI/O™ server solutions; broadband network and security processors; wireless and personal area networking; cellular communications; mobile multimedia and applications processors; mobile power management; and Voice over Internet Protocol (VoIP) gateway and telephony systems.

Broadcom was incorporated in California in August 1991. Our principal executive offices are located at 16215 Alton Parkway, Irvine, California 92618-3616, and our telephone number at that location is 949.926.5000. Our Internet address is **www.broadcom.com.** Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other SEC filings are available free of charge through our website as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. Please note that financial information included in our reports on Form 10-K, Form 10-Q and Form 8-K, the related opinions of our independent registered public accounting firm, and all earnings press releases and similar communications issued by us, for all periods ended on or before March 31, 2006 should not be relied upon and have been superseded in their entirety by the information in our amended Annual Report on Form 10-K/A for the year ended December 31, 2005, or the 2005 Form 10-K/A, and our amended Quarterly Report on Form 10-Q/A for the three months ended March 31, 2006, each filed January 23, 2007. All references in this Report to financial information for the year 2005 or prior years are to the information contained in the 2005 Form 10-K/A.

Our Class A common stock trades on the Nasdaq Global Select Market℠ under the symbol BRCM. The inclusion of our website address in this Report does not include or incorporate by reference into this Report any information on our website.

Industry Environment and Our Business

Over the past two decades communications technologies have evolved dramatically in response to the proliferation of the Internet, ubiquitous wireless and mobile networks, and the emergence of new data-intensive computing and communications applications. These applications include, among others, high-speed Internet web browsing, wireless networking, high definition television and DVD players, VoIP-enabled products, sophisticated Gigabit Ethernet corporate networks, portable media players that are able to play both audio and video, cellular handsets that act as a camera or camcorder, handle email and surf the Internet, and mobile TV and game platforms and other wireless-enabled consumer electronics and peripherals. This evolution has also changed the ways in which we communicate. Consumers and businesses continue to seek faster, more cost-effective ways to receive and transmit voice, video, data and multimedia to and throughout the home, the office and the mobile environment. We can now access and communicate information via wired and wireless networks through a variety of electronic devices, including personal desktop and laptop computers, digital cable and satellite set-top boxes, high definition televisions, handheld computing devices such as personal digital assistants, or PDAs, and cellular phones. These applications and devices require increasingly higher processing speeds and information transfer rates within the computing systems and the data storage devices that support them and across the network communication infrastructures that serve them.

This evolution has inspired equipment manufacturers and service providers to develop and expand existing wired and wireless communications markets, and has created the need for new generations of integrated circuits. Integrated circuits, or chips, are made using semiconductor wafers imprinted with a network of electronic components. They are designed to perform various functions such as processing electronic signals, controlling electronic system functions, and processing and storing data. Today all electronic products use integrated circuits, which are essential components of personal computers, wired and wireless voice and data communications devices, networking products and home entertainment equipment.

The broadband transmission of digital information over existing wired and wireless infrastructures requires very sophisticated semiconductor solutions to perform critical systems functions such as complex signal processing, converting digital data to and from analog signals, and switching and routing of packets of information over Internet Protocol, or IP, -based networks. Solutions that are based on multiple discrete analog and digital chips generally cannot achieve the cost-effectiveness, performance and reliability required by today's communications markets. These requirements are best addressed by new generations of highly integrated mixed-signal devices that combine complex analog, digital, and in many cases, radio frequency functions onto a single integrated circuit, and can be manufactured in high volumes using cost-effective process technologies.

Target Markets and Broadcom® Products

We design, develop and supply a diverse portfolio of products targeted to a variety of wired and wireless communications markets. Our semiconductor and software solutions are ubiquitous, embedded in cable and DSL modems and digital set-top boxes, digital televisions, high definition DVD players, networking equipment, wireless-enabled laptop and desktop computers, and advanced PDAs and cellular phones, among other wired and wireless equipment.

The following is a brief description of each of our target markets and the system-on-a-chip and software solutions that we provide for each market.

Broadband Communications

Broadcom offers manufacturers a range of broadband communications and consumer electronics systems-on-a-chip that enable voice, video and data services over residential wired and wireless networks. These highly integrated silicon solutions continue to enable advanced system solutions, which include broadband modems and residential gateways, digital cable, satellite and IP set-top boxes and media servers, high definition and digital televisions, and high definition DVD players and personal video recording devices.

Cable Modems

Unlike traditional dial-up modems that provide online access through the telephone system, cable modems provide users high-speed Internet access through a cable television network. Although cable networks were originally established to deliver television programming to subscribers' homes, cable television operators have generally upgraded their systems to support two-way communications, high-speed Internet access and telecommuting through the use of cable modems. These modems are designed to achieve downstream transmission speeds of up to 43 megabits per second, or Mbps (North American standard), or 56 Mbps (international standard), and upstream transmission to the network at speeds of up to 30 Mbps. The speeds achieved by cable modems are nearly 1,000 times faster than the fastest analog telephone modems, which transmit downstream at up to 56 kilobits per second, or Kbps, and upstream at up to 28.8 Kbps. Cable modems typically connect to a user's PC through a standard 10/100BASE-T Ethernet card or Universal Serial Bus, also known as a USB, connection. A device called a cable modem termination system, or CMTS, located at a local cable operator's network hub, communicates through television channels to cable modems in subscribers' homes and controls access to cable modems on the network.

The cable industry's adoption of an open standard, the Data Over Cable Service Interface Specification, commonly known as DOCSIS®, has made possible interoperability among various manufacturers' cable modems and CMTS equipment used by different cable networks. The first specification, DOCSIS 1.0, was adopted in 1997 and enabled the cost-effective deployment of cable modems. In 1998 the DOCSIS 1.1 specification was announced. This specification enhanced DOCSIS 1.0 to include support for cable telephony using VoIP technology, streaming video and managed data services. In 2002 DOCSIS 2.0 was approved. DOCSIS 2.0 adds support for higher upstream transmission speeds of up to 30 Mbps and more symmetric IP services, and provides extra capacity for cable telephony. The recently released DOCSIS 3.0 specification, which is currently under development, provides enhanced data rates and security, while maintaining backwards compatibility with prior standards.

The high speeds of today's cable modems can enable an entirely new generation of multimedia-rich content over the Internet and allow cable operators to expand their traditional video product offerings to include data and telephone services. The adoption of cable modem services and the continued proliferation of homes with multiple PCs have also generated the need for residential networking. Cable television operators have recognized the opportunity to include this feature in the equipment they utilize for cable modem services through either home telephone line or wireless solutions, and the cable industry has created a specification called CableHome™ that defines how a home intranet interoperates with a cable operator's Internet service.

We offer integrated semiconductor solutions for cable modems and cable modem termination systems. We currently have a leading market position in both equipment areas, with an extensive product offering for the high-speed, two-way transmission of voice, video and data services to residential customers. We offer a complete system-level solution that not only includes integrated circuits, but also reference design hardware and a full software suite to support our customers' needs and accelerate their time to market.

Cable Modem Solutions. All of our cable modem chips are built around our QAMLink® DOCSIS-compliant transceiver and media access controller, or MAC, technologies. These technologies enable downstream data rates up to 56 Mbps and upstream data rates up to 30 Mbps and are compliant with DOCSIS versions 1.0, 1.1 and 2.0. These devices provide a complete DOCSIS system solution in silicon, enabling quality of service to support constant bit rate services like VoIP and video streaming.

Residential Broadband Gateway Solutions. The levels of integration and performance that we continue to achieve in our cable modem chips are reducing the cost and size of cable modems while providing consumers with easy to use features and seamless integration to other transmission media. As a result, cable modem functionality is evolving into a small silicon core that can be incorporated into other consumer devices for broader distribution of IP-based services throughout the home. Broadcom offers residential broadband gateway solutions that bring together a range of capabilities, including those for cable modems, digital set-top boxes, home networking, VoIP and Ethernet connectivity. These products allow cable operators worldwide to provide residential broadband gateways capable of delivering digital telephone service via the PacketCable™ specification, IP video, and cable modem Internet services, as well as data over in-home Ethernet or wireless networks.

CMTS Solutions. We have a complete end-to-end DOCSIS 1.0, 1.1, 2.0 and 3.0 compliant cable modem semiconductor solution for both head-end and subscriber locations. Our CMTS chipset consists of downstream and upstream physical layer, or PHY, devices and a DOCSIS MAC. This cable modem termination system enables the exchange of information to and from the subscriber location, making it a key element in the delivery of broadband access over cable.

DSL

Digital subscriber line technologies, commonly known as DSL, represent a family of broadband technologies that use a greater range of frequencies over existing telephone lines than traditional telephone services. This provides greater bandwidth to send and receive information. DSL speeds range from 128 Kbps to 52 Mbps depending upon the particular DSL standard and the distance between the central office and the subscriber. These data rates allow local exchange carriers to provide, and end users to receive, a wide range of new broadband services.

DSL technology has a number of standards or line codes used worldwide. We support all standards-based line codes, such as asymmetric DSL, or ADSL, ADSL2, ADSL2+ and very-high-speed DSL, or VDSL, including the standard Annexes used in North America, Europe, Japan and China. In addition, we provide end-to-end technology, with solutions designed for both customer premises equipment, or CPE, and central office applications. Our DSL technologies enable local exchange carriers and enterprise networking vendors to deliver bundled broadband services, such as digital video, high-speed Internet access, VoIP, video teleconferencing and IP data business services, over existing telephone lines.

DSL Modem and Residential Gateway Solutions. For DSL CPE applications, we provide products that address the wide variety of local area network, or LAN, connectivity options, including Ethernet, USB-powered solutions, VoIP-enabled access devices and IEEE 802.11 wireless access points with multiple Ethernet ports. These solutions also provide a fully scalable architecture to address emerging value-added services such as in-home voice and video distribution. Wide area network connectivity is provided using integrated, standards-compliant PHY technology.

DSL Central Office Solutions. We also provide highly integrated semiconductor solutions for DSL central office applications. Our BladeRunner™ high-density central office DSL chipset supports all worldwide DSL standards using our proprietary Firepath™ 64-bit digital signal processor. We believe these solutions will enable equipment manufacturers of digital subscriber line access multiplexers, or DSLAMs, and next generation digital loop carriers to offer a significant increase in the number of DSL connections that can be supported within telecommunication companies' tight heat, power and space constraints. We also provide the inter-networking software that is enabling DSLAM technology to transition from Asynchronous Transfer Mode to Internet Protocol.

VDSL Solutions. For VDSL applications, we offer our QAM-based V-thernet® product family, which supports Ethernet transport over standard telephone wires and is instrumental in developing standards and products for next-generation VDSL2 applications.

Digital Cable, Direct Broadcast Satellite and IP Set-Top Boxes and Digital Television

The last decade has seen rapid growth in the quantity and diversity of television programming. Despite ongoing efforts to upgrade the existing cable infrastructure, an inadequate number of channels exists to provide the content demanded by consumers. In an effort to increase the number of channels and provide higher picture quality, cable service providers began offering digital programming in 1996 through the use of new digital cable set-top boxes. These digital cable set-top boxes facilitate high-speed digital communications between a subscriber's television and the cable network. Digital cable set-top boxes are currently able to support downstream transmission speeds to the subscriber up to 43 Mbps (North American standard) or 56 Mbps (international standard), and several hundred MPEG-2 or MPEG-4 advanced video coding compressed digital television channels.

Direct broadcast satellite, or DBS, is the primary alternative to cable for providing digital television programming. DBS broadcasts video and audio data from satellites directly to digital set-top boxes in the home via dish antennas. Due to the ability of DBS to provide television programming where no cable infrastructure is in place, we believe that the global market for DBS set-top boxes will outpace the market for cable set-top boxes.

The Federal Communications Commission has stated that traditional terrestrial broadcast stations will be required to broadcast in digital format. Currently, the FCC is targeting 2009 for this mandated digital conversion. This conversion will ultimately require all television sets that are 13 inches or larger, DVD players and video cassette recorders to incorporate an HDTV receiver. We believe this conversion to digital broadcasting will create demand for new digital cable and satellite set-top boxes and digital television receivers. In addition, manufacturers continue to develop and introduce new generations of digital cable and satellite set-top boxes that incorporate enhanced functionalities, such as Internet access, personal video recording, or PVR, video on demand, interactive television, HDTV, 3-D gaming, audio players and various forms of home networking.

TV manufacturers also plan to incorporate digital cable-ready capability into television sets for the North American market by integrating today's cable set-top box functionality directly into TV sets. The manufacturers of TVs, through their trade association, the Consumer Electronics Association, and in cooperation with North American cable operators, have created an industry specification called the "plug-n-play" agreement. This agreement and its associated specification define how to design digital cable-ready TVs for connection into the North American cable infrastructure.

Cable-TV Set-Top Box Solutions. We offer a complete silicon platform for the digital cable-TV set-top box market. These highly integrated chips give manufacturers a broad range of features and capabilities for building standard digital cable-TV set-top boxes for digital video broadcasting, as well as high-end interactive set-top boxes. These high-end set-top boxes merge high-speed cable modem functionality with studio-quality graphics, text and video for both standard definition television, or SDTV, and HDTV formats.

Our cable-TV set-top box silicon consists of front-end transceivers with downstream, upstream and MAC functions, single-chip cable modems, advanced 2D/3D video-graphics encoders and decoders, radio frequency television tuners based on complementary metal oxide semiconductor, or CMOS, process technology, and digital visual interface chipsets. These cable-TV set-top box chips support most industry transmission and television standards, enabling universal interoperability and easy retail channel distribution. Peripheral modules incorporated into front-end devices also provide support for common set-top box peripheral devices, such as infrared remotes and keyboards, LED displays and keypads.

Our chips provide a comprehensive silicon platform for high-end interactive set-top boxes, supporting the simultaneous viewing of television programming with Internet content capability in either HDTV or SDTV format. This capability offers consumers a true interactive environment, allowing them to access Internet content while watching television. By adding our home networking and VoIP technologies, these set-top boxes can also support the functions of a residential broadband gateway for receiving and distributing digital voice and data services throughout the home over Ethernet or wireless networks. In addition, our set-top box semiconductor solutions incorporate PVR functionality. This allows viewers to watch and record multiple programs and enables additional features such as selective viewing, fast forward, fast reverse, skip forward, skip back, and slow motion and frame-by-frame viewing.

DBS Solutions. By leveraging our extensive investment and expertise in the cable-TV set-top box market, we have also developed comprehensive DBS solutions. These products include an advanced, high definition video graphics subsystem, which drives the audio, video and graphic interfaces in DBS set-top boxes and provides multi-stream control to support PVR capabilities; a CMOS satellite tuner, which allows our customers to provide additional channel offerings; front-end receiver chips for set-top boxes, including an advanced modulation system to increase satellite capacity; and a digital visual interface transmitter. In addition, we offer a complete end-to-end chipset for receiving and displaying HDTV. This chipset provides television and set-top box manufacturers with a high performance vestigial side band receiver and a 2D/3D video-graphics subsystem for SDTV and HDTV displays.

To meet the needs of the expanding broadband satellite market, we have also developed a complete satellite system solution that enables DBS providers to cost effectively deploy two-way broadband satellite services, enabling Internet access via satellite. This solution includes an advanced modulation digital satellite receiver, a digital satellite tuner/receiver and a high-performance broadband gateway modem, combining the functionality of a satellite modem, a firewall router and home networking into a single chip.

IP Set-Top Box Solutions. In 2005 Broadcom also introduced a new family of next generation advanced video compression, high definition system-on-a-chip solutions for IP set-top boxes. These solutions include high definition video decoder/audio processor chips and a dual channel high definition and personal video recorder chip.

Digital TV Solutions. We were an early developer of advanced television systems committee, or ATSC, demodulators used for the reception of terrestrial HDTV signals broadcast in North America. Capitalizing on the FCC HDTV mandate and the "plug-n-play" agreement, as well as on our extensive cable-TV set-top box technology portfolio, we have developed a highly integrated digital TV system-on-a-chip solution. This digital TV solution, when combined with our existing satellite, cable or terrestrial demodulators, forms a complete semiconductor solution for HDTV delivery platforms, including satellite, cable or terrestrial set-top boxes and integrated high definition televisions. Our integrated HDTV solution will allow television manufacturers to develop digital cable-ready televisions that connect directly to the North American cable infrastructure without the need for an external set-top box.

High Definition DVD Players

The DVD player market is currently undergoing a transition as a result of the increased adoption of HDTV sets by consumers and the advent of advanced video compression technologies, such as H.264 (also known as MPEG-4 Part 10/advanced video coding (AVC)) and VC-1 (SMPTE 421M), the SMPTE standard based on Microsoft® Windows Media® Video 9. These trends have led television broadcasters and movie studios to begin offering more high definition video content. In turn, consumer electronics manufacturers have begun offering high definition DVD players and recorders, with substantially greater storage capacity and the ability to effectively handle the significantly higher bit rates associated with high resolution HDTV content. However, similar to the battle between VHS versus Betamax in the 1970's and 1980's, two competing optical disc formats have emerged: the Blu-ray Disc™ and HD DVD™ formats. Both Blu-ray and HD DVD disc formats offer significantly greater storage capacity than the current DVD standard, but they differ in the depth of the recording layer inside the disc; like a standard DVD, the recoding layer in an HD DVD is midway through the disc, while in a Blu-ray disc it can be found much closer to the surface. This difference makes the two formats incompatible.

Broadcom entered the high definition DVD player market through our acquisition of Sand Video, a developer of advanced video compression technology, in April 2004. Our initial product for this market is a high definition video decoder/audio processor chip that is fully compliant with both the Blu-ray and HD DVD disc formats. This single-chip solution also provides backwards compatibility for current DVD video titles as well as new HD DVD titles that may be authored in an MPEG-2 format. In addition, we offer a reference design for the development of Blu-ray and HD DVD media players that includes our HD audio/video decoder chip, as well as an HD digital video system chip and a software platform that afford our customers a wide range of integration options. In 2006 we introduced a universal optical disc platform that has an advanced feature set and a flexible optical disc software stack that is compliant with both Blu-ray and HD DVD specifications, providing customers with a complete platform for next generation media players that support both disc formats, as well as other home entertainment and network applications. The new platform incorporates the decoding, processing and memory functions for both Blu-ray and HD DVD media players, eliminating the need for manufacturers to build two hardware platforms. The platform supports a wide variety of mandatory audio and video compression standards required for Blu-ray and HD DVD optical disc formats, and also provides full backwards compatibility for current DVD video titles as well as DVD-R, DVD-VR and audio CDs.

Enterprise Networking

Broadcom designs and develops semiconductor solutions for PC, server and network equipment makers that provide products to handle the flow of information within small-to-medium- sized businesses, large enterprises and service provider networks. Our solutions enable these networks to offer higher capacity, faster, more cost-efficient transport and management of voice, data and video traffic across wired and wireless networks. For desktop computers and servers, we supply high-speed controllers, server I/O chipsets and RAID storage controllers. On the infrastructure side, Broadcom produces end-to-end networking products including Ethernet physical layer and switching devices, optical networking components, embedded processors, security processors and serializers/ deserializers.

Local Area Networking

Local area networks, or LANs, consist of various types of equipment, such as servers, workstations and desktop and laptop computers, interconnected by copper, fiber or coaxial cables utilizing a common networking protocol, generally the Ethernet protocol. Ethernet scales in speed from 10 Mbps to 10 gigabits per second, or Gbps, providing both the bandwidth and scalability required in today's dynamic networking environment. As the volume and complexity of network traffic continues to increase, communications bottlenecks have developed in corporate LANs. As a result, new technologies such as Gigabit Ethernet, a networking standard that supports data transfer rates of up to one Gbps, and the 10 Gigabit Ethernet standard, which supports data transfer rates of up to 10 Gbps, are replacing older technologies such as Fast Ethernet, which supports data transfer rates of up to 100 Mbps, and 10BASE-T Ethernet, which supports data transfer rates of 10 Mbps.

Gigabit Ethernet is emerging as the predominant networking technology for desktop and laptop computers. As Gigabit Ethernet is deployed to desktop and laptop computers, we expect server and backbone connections to continue to migrate to the new 10 Gigabit Ethernet standard. We further expect the continued use of switch connections in place of legacy repeater connections. Switches not only have the ability to provide dedicated bandwidth to each connection, but also provide routing functionality and possess the capability to deal with differentiated traffic such as voice, video and data. We anticipate that a significant portion of the installed base of 10/100BASE-T Ethernet switches as well as network interface cards, or NICs, will be upgraded to faster technologies.

Our 10/100 Mbps Ethernet and Gigabit Ethernet transceivers, controllers and switches are integrated, low-power semiconductor solutions for servers, workstations, desktop and laptop computers, VoIP phones and wireless access points that enable the high-speed transmission of voice, video and data services over the Category 5 unshielded twisted-pair copper wiring widely deployed in enterprise and small office networks. We also offer 10 Gigabit Ethernet transceivers for network infrastructure products. These high-speed connections are enabling users to share Internet access, exchange graphics and video presentations, receive VoIP and video conferencing services, and share peripheral equipment, such as printers and scanners. In addition, we incorporate intelligent networking functionality into our devices, enabling system vendors to deploy enhanced classes of services and applications, typically found only in the core of the network, to every corporate desktop.

Digital Signal Processing Communication Architecture. Our complex Ethernet transceivers are built upon a proprietary digital signal processing, or DSP, communication architecture optimized for high-speed enterprise network connections. Our DSP silicon core enables interoperability and robust performance over a wide range of cable lengths and operating conditions, and delivers performance of greater than 250 billion operations per second. This proprietary DSP architecture facilitates the migration path to smaller process geometries and minimizes the development schedule and cost of our transceivers. It has been successfully implemented in .35, .25, .18 and .13 micron CMOS processes, and in chips with one, four, six and eight ports.

Fast Ethernet and Gigabit Ethernet Transceivers. Our 10/100 Ethernet transceiver product line ranges from single-chip 10/100 Ethernet transceivers to single-chip octal 10/100 Ethernet transceivers. These devices allow information to travel over standard Category 5 copper cable at rates of 10 Mbps and 100 Mbps. Our Gigabit

Ethernet transceivers are enabling manufacturers to make equipment that delivers data at Gigabit speeds over existing Category 5 cabling. We believe this equipment can significantly upgrade the performance of existing networks without the need to rewire the network infrastructure with fiber or enhanced copper cabling. Additionally, we have developed a family of semiconductor solutions incorporating four transceivers in a single chip, which is optimized for high-port-density Gigabit Ethernet switches and routers. Our QuadSquad® transceivers greatly reduce system costs by simplifying typical high-density board designs, further facilitating the deployment of Gigabit Ethernet bandwidth to the desktop.

Our Gigabit transceivers are driving the market toward lower power, smaller footprint solutions, making it easier and less expensive to build 10/100/1000 Ethernet NICs, switches, hubs and routers and to put networking chips directly on computer motherboards in LAN on motherboard, or LOM, configurations. We plan to continue to incorporate additional functionality into all of our transceivers, providing customers with advanced networking features, on-chip and cable diagnostic capabilities and higher performance capabilities.

10 Gigabit Ethernet Transceivers. We have developed a family of 10 Gigabit Ethernet CMOS transceivers. When combined with serial 10 Gigabit optics, these devices can simultaneously transmit and receive at 10 Gbps data rates over 100 kilometers of existing single mode optical fiber. A 10 Gigabit Ethernet link over such distances extends the reach of Ethernet into local, regional and metropolitan fiber optic networks. We believe that significant cost, performance and latency advantages can be realized when the Ethernet protocol and other associated quality of service capabilities are available in these network domains. We anticipate that convergence around 10 Gigabit Ethernet will allow massive data flow from remote storage sites across the country over the metropolitan area network, or MAN, and into the corporate LAN, without unnecessary delays, costly buffering for speed mismatches or latency, or breaks in the quality of service protocol.

SerDes Technology and Products. We have developed an extensive library of serializer/deserializer, or SerDes, cores for Ethernet, storage and telecommunications network infrastructures. The technology is available in standalone SerDes devices or integrated with our standard and custom products. New generations of SerDes architectures provide advanced on-chip diagnostic intelligence to allow system designers to monitor, test and control high-speed serial links for signal integrity and bit error rate performance to reduce development cycles and costly field maintenance support.

Gigabit Ethernet Controllers. Built upon five generations of Gigabit Ethernet MAC technology, our NetXtreme® family of Gigabit Ethernet controllers supports peripheral component interconnect, or PCI®, PCI-X® and PCI Express® local bus interfaces for use in NICs and LOM implementations. The NetXtreme family includes comprehensive solutions for servers, workstations, and desktop and laptop computers. These devices incorporate an integrated Gigabit Ethernet PHY transceiver and are provided with an advanced software suite available for a variety of operating systems. The NetXtreme architecture also features a processor-based design that enables advanced management software to run in firmware so it can be remotely upgraded through simple downloads. Our NetXtreme II™ family of Ethernet controllers consists of converged network interface controllers that are designed to improve server performance by integrating a TCP/IP offload engine, remote direct memory access, iSCSI storage and remote management. NetXtreme II controllers simultaneously perform storage networking, high-performance clustering, accelerated data networking and remote system management pass-through functions. In 2005 Broadcom added new security features to our NetXtreme controllers, including integrated Trusted Platform Module 1.2 functionality, to enable PC manufacturers to offer hardware-based security as a standard feature on enterprise client personal computers. The entire NetXtreme product family is fabricated in a .13 micron or .18 micron CMOS process.

In 2005 Broadcom introduced its NetLink® family of Gigabit Ethernet controllers, which are based on the PCI Express bus architecture and optimized for small-to-medium-sized businesses. Designed for use in personal computers, NetLink controllers enable applications such as video editing and file transfer, LAN gaming, video conferencing, multimedia data sharing and desktop management, while at the same time offering very low power consumption.

Ethernet Switches. We offer a broad switch-on-a-chip product line ranging from low-cost, unmanaged and managed, OSI Layer 2 eight port switch chips to high-end managed, Layer 3 through Layer 7 enterprise class switch chips.

Our ROBOswitch-plus™ product family consists of Layer 2+ switch chips supporting five, eight, 16 and 24 port 10/100 Ethernet switches, and our ROBO-HS™ product family supports single-chip networking solutions for Layer 2+ Gigabit Ethernet configurations of four, five, eight, 16 and 24 ports. We believe our switch chips make it economical for the remote office/business office and small office/home office network markets to have the same high-speed local connectivity as the large corporate office market. Our highly integrated family of switch products combines the switching fabric, MACs, 10/100 and Gigabit Ethernet transceivers, media independent interface and packet buffer memory in single-chip solutions. These chips give manufacturers multiple switch design options that combine plug and play ease-of-use, scalability, network management features and non-blocking switching performance at optimal price points for the remote office and branch office user. In 2005 we incorporated two new technologies into our ROBOSwitch™ products, CableChecker™ technology, which finds the location of wiring faults without disrupting live network traffic, and LoopDTech™ technology, which provides an immediate warning when a loop is introduced in the network, allowing the problem to be identified and remedied quickly. In 2006 we introduced a new family of ROBOswitch Gigabit Ethernet products, ranging from 16 to 48 Gigabit Ethernet ports, that features an integrated MIPS® processor, which reduces overall system cost, and WebSuperSmart™ software, an easy to use, web-based network configuration tool. The ROBOswitch family includes products for unmanaged, smart and managed solutions.

Our family of high-end StrataSwitch® products consists of wire-speed, multi-layer chips that combine multiservice provisioning capabilities with switching, routing and traffic classification functionality in single-chip solutions. Replacing as many as 10 chips with one, our StrataSwitch II™ family of chips incorporates 24 Fast Ethernet and two Gigabit Ethernet ports with advanced Layer 3 switching and multi-layer packet classification.

Our StrataXGS® product family provides the multi-layer switching capabilities of our StrataSwitch II technology with wire-speed Gigabit and 10 Gigabit Ethernet switching performance for enterprise business networks. These devices, in combination with our quad and octal Gigabit Ethernet transceivers, enable system vendors to build 12, 24 and 48 port multi-layer Gigabit Ethernet stackable switches, supporting systems with up to 1,536 Gigabit Ethernet ports. These multi-layer switches are capable of receiving, prioritizing and forwarding packets of voice, video and data at high speeds over existing corporate networks. The StrataXGS family also enables advanced network management capabilities in the switching infrastructure to track data flows and monitor or control bandwidth on any one of these flows. This results in a more intelligent use of network resources and enables a whole new set of network service applications that require high bandwidth, reliable data transmission, low latency and advanced quality service features such as streaming video and VoIP. In addition, our StrataXGS III™ product family, introduced in 2005, incorporates advanced features such as IPv6 routing, unified wired and wireless switch management, advanced security and intrusion detection features, sophisticated traffic management, and scalable buffer and routing tables for high end applications.

Servers, Storage and Workstations

With the proliferation of data being accessed and sorted by the Internet and corporate intranets, the demand for servers has increased substantially. As integral pieces of the overall communications infrastructure, servers are multiprocessor-based computers that are used to support users' PCs over networks and to perform data intensive PC functions such as accessing, maintaining and updating databases.

Unlike mobile and desktop PCs, which are dominated by central processing units, or CPUs, server, storage and workstation platforms require highly-tuned core logic to provide high bandwidth, high performance and the reliability, availability and scalability that customers demand. The Internet has created a new market for servers, storage and workstation platforms as users access data and entertainment stored on servers from their PCs, handheld computers and wireless handsets.

Our SystemI/O semiconductor solutions act as the essential conduits for delivering high-bandwidth data in and out of servers, and coordinating all input/output, or I/O, transactions within server, storage and workstation platforms, including among external I/O devices, the main system memory and multiple CPUs.

We provide core logic technology that manages the flow of data to and from a system's processors, memory and peripheral I/O devices. Our SystemI/O products are used to design low-end and mid-range servers with two to four CPUs, as well as storage, workstation, blades and networking platforms. These products also provide reliability, availability and serviceability features. In 2005 we introduced a HyperTransport™-based server I/O controller that incorporates PCI Express, PCI-X, HyperTransport tunnel and Gigabit Ethernet interfaces. Our current generation of SystemI/O products supports the AMD Opteron® product line and IBM PowerPC processors.

Metropolitan and Wide Area Networking

To address the increasing volume of data traffic emanating from the growing number of broadband connections in homes and businesses, MANs and wide area networks, or WANs, will have to evolve at both the transport and switching layers. We believe that the CMOS fabrication process will be a key technology in this evolution by enabling the development of smaller optical modules and system components that cost less, consume less power and integrate greater functionality.

Electronic components for optical communications are a natural extension of our large portfolio of high-speed LAN chips, one that will allow us to provide end-to-end semiconductor solutions across the WAN, MAN and LAN that increase the performance, intelligence and cost-effectiveness of broadband communications networks.

We offer a portfolio of CMOS OC-48 and OC-192 transceiver and forward error correction solutions, chips for Synchronous Optical Networks and dense wave division multiplexing, or DWDM, applications, as well as a serial CMOS transceiver for 10 Gigabit Ethernet applications. Our use of the CMOS process allows substantially higher levels of integration and lower power consumption than competitive gallium arsenide, bipolar or silicon germanium solutions. Our DWDM transport processor combines an OC-192 transceiver, forward error correction, performance monitoring logic and G.709 digital wrapper into a single CMOS chip solution, occupying less than one half the space and consuming one-third the power of non-integrated solutions.

In addition, our latest generation of switch devices is designed for the Metro access and edge markets. These devices feature support for IPv4 and IPv6, MPLS, Ethernet over MPLS, advanced quality of service, and sophisticated packet classification and traffic management. They are also scalable to large systems with external memory.

Other Ethernet Markets

The economies of scale derived from the Ethernet protocol have created emerging markets for Ethernet applications. Broadcom's advanced switch products are being used in second and third generation cellular infrastructures, IP DSLAM, Metro Ethernet, blade servers in data centers, passive optical networks and residential Ethernet applications. In addition, our Ethernet transceivers are now being integrated into printers, gaming consoles, LAN on motherboard applications, audiovisual equipment and a number of other consumer devices.

Security Processors and Adapters

Most corporations use the Internet for the transmission of data among corporate offices and remote sites and for a variety of e-commerce and business-to-business applications. To secure corporate networks from intrusive attacks and provide for secure communications among corporate sites and remote users, an increasing amount of networking equipment will include technology to establish virtual private networks, or VPNs, which use the Internet Protocol security, or IPSec, protocol. In addition to VPNs, secure socket layer, commonly referred to as SSL, is used to secure sensitive information among users and service providers for e-commerce applications. Personal authentication has also become a part of daily life — people present "credentials" to prove their identity and gain access to a place or thing, such as a corporate network, or to engage in financial transactions. Our identities have increasingly become a collection of electronic bits. While enabling unprecedented levels of convenience, digital transactions inherently expose individuals and companies to a greater risk of identity theft and invasion of privacy.

Our SSL family of CryptoNetX® high-speed security processors and adapters for enterprise networks is enabling companies to guard against Internet attacks without compromising the speed and performance of their networks. Our PCI 2.2-compliant adapters provide a range of performance from 800 to 10,000 SSL transactions per second. Our current generation of CryptoNetX processors, introduced in 2005, combine IP security, SSL protocol processing, cryptographic acceleration and hardware-based identity management and authentication into a single-chip. These processors are built upon a proprietary, scalable silicon architecture that performs standards-compliant cryptographic functions at data rates ranging from a few Mbps to 10 Gbps full duplex. This architecture is being deployed across all of our product lines, addressing the entire broadband security network spectrum from residential applications to enterprise networking equipment. This scalable architecture allows us to develop standalone security products for very high-speed networking applications and to integrate the IP security processor core into lower speed solutions for consumer products, such as cable and DSL modem applications.

In 2006 Broadcom introduced a secure applications processor with integrated radio frequency identification technology that is designed to facilitate secure personal authentication transactions associated with physical access, logical access (into a PC or network) and contactless payment applications.

Broadband Processors

Broadband processors are high performance devices enabling high-speed computations that help identify, optimize and control the flow of data within the broadband network. The continued growth of IP traffic, coupled with the increasing demand for new and improved services and applications such as security, high-speed access and quality of service, is placing additional processing demands on next-generation networking and communications infrastructures. From the enterprise to access network to the service provider edge, networking equipment must be able to deliver wire-speed performance from the OC-3 standard, which transmits data at 155 Mbps, through the OC-192 standard, which transmits data at 10 Gbps, as well as the scalability and flexibility required to support next-generation services and features. In the enterprise and data center markets, server and storage applications require high computational performance to support complex protocol conversions, and services such as virtualization. With the migration from second generation cellular mobile systems, or 2G, to the third generation cellular mobile systems, or 3G, networks and mobile infrastructure equipment must be able to support higher bandwidth rates utilizing low power resource levels.

Leveraging our expertise in high-performance, low-power very large scale integration design, we have developed a family of high performance, low power processor solutions designed specifically to meet the needs of next-generation networks. Our SiByte® family of processors delivers four key features essential for today's embedded broadband network processors: very high performance, low power dissipation, high integration of network-centric functions, and programmability based on an industry-standard instruction set architecture. At the heart of the SiByte family of processors is the SB-1 core, a MIPS 64-bit superscalar CPU capable of operating at frequencies of 400 MHz to 1.2 GHz. These processors provide customers with a solution for high-speed network processing, including packet classification, queuing, forwarding and exception processing for wired and wireless networks. They enable complex applications such as deep content switching, routing and load balancing to be performed at wire speed. Our devices are also being designed for utilization in the fast growing network storage market, including network attached storage, storage area networking and RAID applications. Our general purpose processors are ideal for the complex protocol conversions, virtualization and proxy computations that storage applications require.

Custom Silicon Products

Custom silicon products are devices for applications that customers are able to semi-customize by integrating their own intellectual property with our proprietary intellectual property cores. We have successfully deployed such devices into the LAN, WAN and PC markets. Our typical semi-custom devices are complex mixed-signal designs that leverage our advanced design processes.

Mobile & Wireless Networking

Broadcom's mobile and wireless products allow manufacturers to develop leading edge mobile devices, enabling end-to-end wireless opportunities for the home, business and mobile markets. Products in this area include solutions in every major wireless market segment, including wireless local area, cellular and wide area, and personal area networking, as well as a comprehensive range of emerging next generation mobile technologies. Our portfolio of mobile and wireless products is enabling a new generation of portable devices including cellular handsets, mobile TV and game platforms and other wireless-enabled consumer electronics and peripherals, such as home gateways, printers, VoIP phones, PC cards and notebook computers.

Wireless Local Area Networking

Wireless local area networking, also known as wireless LAN or Wi-Fi® networking, allows equipment on a local area network to connect without the use of any cables or wires. Wireless local area networking adds the convenience of mobility to the powerful utility provided by high-speed data networks, and is a natural extension of broadband connectivity in the home and office.

The first widely adopted standard for Wi-Fi technology was the IEEE 802.11b specification, which is the wireless equivalent of 10 Mbps Ethernet, allowing transfer speeds up to 11 Mbps and spanning distances of up to 100 meters. However, the 802.11g specification, which provides almost five times the data rate of 802.11b networks, has replaced 802.11b as the mainstream wireless technology for both business and consumer applications. The 802.11a standard applies to wireless LANs that operate in the 5 GHz frequency range with a maximum data rate of 54 Mbps. In early 2008, we believe a fourth Wi-Fi standard, 802.11n, will be ratified. However, Broadcom is already developing products based on a draft version of that standard. 802.11n will deliver up to eight times the throughput and four times the range of 802.11g.

Wi-Fi technology was first utilized in applications such as computers and routers, and is now being embedded into a number of other electronic devices such as printers, digital cameras, gaming devices, PDAs, cellular phones and broadband modems. Our 54g® chipsets represent our implementation of the IEEE 802.11g wireless LAN standard that preserves full interoperability with 802.11b but provides connectivity at speeds of up to 54 Mbps. We offer a family of low power 54g chipsets that are specifically designed to allow PDAs, portable music players, cellular phones, and handheld games to connect to wireless home or enterprise networks using 802.11b, 802.11g or 802.11a/g dual-band technology. Our Intensi-fi™ chipsets, introduced in 2006, are built to support the draft 802.11n standard, and are backward compatible to all previous WLAN standards: 802.11a, 802.11b, and 802.11g. These chipsets enable us to serve a new demand for video distribution in the home.

Continuous software and hardware performance enhancements have refined our wireless LAN product family, which now includes 125 High Speed Mode™ technology, which increases the speed of wireless transmissions, BroadRange™ technology, which extends Wi-Fi coverage range, and SecureEasySetup™, a software wizard that enables simple setup of a secure wireless network. All of our AirForce® products also offer advanced security features, including certified support for Wi-Fi Protected Access™, or WPA (versions 1 and 2), the Cisco Compatible Extensions, and hardware accelerated Advanced Encryption Standard, or AES, encryption. Our entire family of wireless LAN chips consists of all-CMOS solutions that are capable of self-calibrating based on usage temperature and other environmental conditions.

Cellular Technology

The cellular handset market is transitioning from pure voice to broadband multimedia and data, transforming the traditional cellular phone from a voice-only device into a multimedia gateway. Products emerging from this transition will allow end-users to wirelessly download e-mail, view web pages, stream audio and video, and conduct videoconferences with cellular phones, PDAs, laptops and other mobile devices.

The international Global System for Mobile Communication, or GSM, is currently the dominant standard for cellular mobile communications. Enhanced data communications standards derived from GSM include General Packet Radio Services, or GPRS, Enhanced Data Rates for GSM Evolution, or EDGE, and Universal Mobile Telecommunications System, or UMTS. UMTS technologies, including Wideband Code Division Multiple Access (WCDMA), High Speed Downlink Packet Access (HSDPA) and High Speed Uplink Packet Access (HSUPA), are typically referred to as 3G technologies. These standards have extended GSM to enable packet-based "always on" Internet applications and more efficient data transport with higher transmission rates for a new generation of data services such as Internet browsing, 3-D gaming and multimedia messaging with rich graphics and audio content.

We develop and market GSM, GPRS, EDGE and UMTS chipsets and reference designs with complete software and terminal solutions for use in cellular phones, cellular modem cards and wireless PDAs. Our

CellAirity™ cellular products, introduced in 2006, include baseband processor solutions, which integrate both mixed signal and digital functions on a single chip, a cellular software suite that includes enhanced communications and multimedia functionality, and pre-integrated cellular phone reference designs that assist our customers in achieving easier and faster transitions from initial prototype designs to final production releases. We also provide a range of handset and cellular modem engineering design services to select customers, encompassing printed circuit board, RF and handset hardware design, software development and integration, product verification and certification, and manufacturing support.

Wireless Personal Area Networking

The Bluetooth® short-range wireless networking standard is a low-cost wire-replacement technology that enables connectivity among a wide variety of mainstream consumer electronic devices including PCs, mobile phones, PDAs, headsets and automotive electronics. Bluetooth short-range wireless connectivity enables personal area networking, or PAN, at speeds up to three Mbps, and can cover distances up to 30 feet. Bluetooth technology allows devices to automatically synchronize and exchange data with other Bluetooth-enabled devices without the need for wires, and enables wireless headset connections to cellular phones and wireless mouse and keyboard applications.

Our Blutonium® family of single-chip Bluetooth devices and software profiles and stacks provides a complete solution that enables manufacturers to add Bluetooth functionality to almost any electronic device with a minimal amount of development time and resources. Our Bluetooth solutions, all of which have been qualified by the Bluetooth Qualification Board to meet version 1.2 or 2.0 of the Bluetooth specification, are incorporated in PCs, PDAs, wireless mouse and keyboard applications, GSM/GPRS/UMTS and CDMA mobile phones, and other end products.

Our Bluetooth solutions offer the industry's highest levels of performance and integration with designs in standard CMOS, allowing them to be highly reliable while reducing manufacturing costs. In addition, we have developed InConcert™ coexistence technology to allow products enabled with our AirForce Wi-Fi and Blutonium Bluetooth chips to collaboratively coexist within the same radio frequency.

During 2006 Broadcom added several new, enhanced products to its Bluetooth product line, including a new device that integrates a complete Bluetooth radio and baseband with a high performance FM stereo radio receiver into a single chip, and a fully integrated Bluetooth smartphone software that provides Windows-based mobile smartphone devices with industry leading Bluetooth functionality that was only previously available in desktop and notebook computers.

Mobile Multimedia Processors

Multimedia is becoming increasingly prevalent in handheld devices such as cellular phones. To support new multimedia features including imaging, graphics, camera image capture, audio capture, music playback, music streaming, video streaming, video capture, gaming, mobile TV, and more, Broadcom offers a line of video and multimedia processors based on a low power, high performance architecture referred to as Videocore®.

Unlike hard-wired processor cores, Videocore devices are built to provide customers the benefit of total software flexibility and programmability. Videocore supports a wide variety of standard and non-standard software and codecs including, but not limited to, extremely low power implementations of MPEG-4 and H.264 for video, MP3 and AAC for audio, and MIDI. Providing the base codecs to our key customers allows them to rapidly develop next-generation products while maintaining backward compatibility of applications software. Because the fully programmable architecture of our mobile multimedia processors enables a complete range of multimedia functions to be executed in software, the system designer can quickly move to production without the costly overhead and time-to-market uncertainty of hardware accelerators. The scalability of the architecture allows features or new industry standard codecs to be added shortly before product release or through firmware upgrades in the field.

Our Videocore processors can be used either as standalone multimedia processors or as co-processors in conjunction with a host processor such as a GSM, EDGE or UMTS baseband. Videocore-enabled video and multimedia processors for advanced handheld multimedia products are designed and optimized for video record/playback, mobile TV and 3D mobile gaming. Videocore technology is designed to create power efficient, high performance processors focused on multimedia for cellular handsets, but we are also deploying Videocore processors into a number of other portable applications, where battery life and performance are important.

Mobile Application Processors

The increasing popularity of multimedia features in cellular phones and other portable devices, such as mobile televisions and portable audio, video and gaming devices, is generating a demand for high-end applications optimized to work with video and camera capabilities at prices affordable to consumers. In 2006 we introduced a family of mobile application processors, which integrate our Videocore multimedia processor and an ARM11® applications processor, software, and reference designs, to enable an array of multimedia features, including support for an 8 mega-pixel digital camera, MPEG-4/H.264 VGA video decoding at 30 frames per second, video encoding at 30 frames per second, and NTSC/PAL TV signal output via composite, component and S-video connections, and to support advanced mobile device applications such as email, web browsing, file management and graphical user interfaces.

Mobile Power Management

As cellular networks evolve to so-called 2.5G and 3G technologies, increasingly sophisticated functionality and applications are becoming available in new cellular handsets and other portable devices. The convergence of complex multimedia functionality, including high-resolution digital still camera capabilities, mobile gaming, MP3 and video playback, Internet access, Global Positioning System receivers, and mobile television, is becoming standard on many portable devices. However, each of these applications adds to the power management complexity of the overall system, creating a need for more sophisticated battery charging, monitoring, and system power management. Portable device makers are seeking advanced power management solutions that reduce total system cost, occupy very little board space and are flexible and scalable enough to manage even the most demanding power requirements. Broadcom provides a family of power management devices, introduced in 2006, that intelligently manage power consumption in mobile devices to optimize system operation and maximize battery life in cellular phones, MP3 players, portable navigation products, portable media and game players and security applications.

Mobile Digital TV

Mobile digital TV refers to a series of new broadcast technology standards targeted specifically at mobile platforms. As incorporation of video into mobile devices becomes more prevalent, broadcast technologies offer improved viewing quality and lower network loading as compared to video over 3G IP transfers. Of these standards, the Digital Video Broadcasting – Handheld (DVB-H) standard currently offers broad geographic coverage worldwide. DVB-H is based on the DVB-T standard with lower power features.

In 2006 we introduced our first tuner that supports both the DVB-T and DVB-H standards. This tuner can be combined with off-the-shelf demodulators from third parties to provide a complete mobile digital TV solution for DVB-H and DVB-T.

Voice over IP

Voice over Internet Protocol refers to the transmission of voice over any IP packet-based network. VoIP is stimulating dramatic changes in the traditional public switched and enterprise telephone networks. Packet-based networks provide significant economic advantages over traditional circuit-switched voice networks. The trend to IP networks for voice has been driven by the significant build out of the Internet and deregulation of long distance and local phone service.

The enterprise equipment market is being radically affected by the convergence of corporate data networks and voice communications. A host of new enterprise services can be enabled when a LAN-based Ethernet switching infrastructure is used to carry both data and voice. We provide both silicon and software to enable our enterprise equipment customers to provide cost-effective IP phones.

Within residential markets, VoIP is gaining momentum as a viable alternative to traditional public telephone networks. In addition to enabling cost savings for long-distance calls, VoIP creates a number of consumer product opportunities and applications for equipment vendors and service providers.

IP Phone Processors. Our IP phone silicon and software solutions integrate packet processing, voice processing and switching technologies to provide the quality of service, high fidelity and reliability necessary for enterprise telephony applications. Our processors have enabled the development of new XML-based IP phones that can perform a wide variety of functions that traditional phones cannot support. Originally focused on Fast Ethernet, these processors now include support for Gigabit Ethernet as well to support the growing deployment of Gigabit Ethernet throughout enterprises.

Residential Terminal Adapter Processors. Our terminal adapter VoIP solutions enable existing analog phones to be connected to broadband modems via Ethernet. These products support residential VoIP services that are now being offered by a variety of broadband service providers.

Wi-Fi Phone Processors. In 2004 we introduced our first Wi-Fi phone processor that enables the development of next generation, cordless phone replacement devices. These Wi-Fi phones are beginning to be deployed in both enterprises and homes as the use of broadband and Wi-Fi applications increases in these markets.

All of our VoIP processors support our BroadVoice® technology, which features a wideband high fidelity mode that significantly improves the clarity and quality of telephony voice service.

Reference Platforms

We also develop reference platforms designed around our integrated circuit products that represent example system-level applications for incorporation into our customers' equipment. These reference platforms generally include a fairly extensive suite of software drivers as well as protocol and application layer software to assist our customers in developing their own end products. By providing these reference platforms, we can assist our customers in achieving easier and faster transitions from initial prototype designs to final production releases. These reference platforms enhance the customer's confidence that our products will meet its market requirements and product introduction schedules.

Customers and Strategic Relationships

We sell our products to leading manufacturers of wired and wireless communications equipment in each of our target markets. Because we leverage our technologies across different markets, certain of our integrated circuits may be incorporated into equipment used in several markets.

Customers currently shipping wired and wireless communications equipment incorporating our products include Alcatel, Apple, Askey, Cisco, D-Link, Dell, EchoStar, Hewlett-Packard, IBM, LG, Motorola, Netgear, Nintendo, Nortel Networks, Samsung, and Thomson CE, among others. To meet the current and future technical needs in our target markets, we have also established strategic relationships with multiservice operators that provide wired and wireless communications services to consumers and businesses.

A small number of customers have historically accounted for a substantial portion of our net revenue. Sales to our five largest customers represented 46.5%, 48.5% and 53.0% of our net revenue in 2006, 2005 and 2004, respectively. See Note 12 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report.

We expect that our key customers will continue to account for a substantial portion of our net revenue in 2007 and in the foreseeable future. These customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period. We typically sell products pursuant to purchase orders that customers can generally cancel or defer on short notice without incurring a significant penalty, and currently do not have agreements with any of our key customers that contain long-term commitments to purchase specified volumes of our products.

Core Technologies

Using proprietary technologies and advanced design methodologies, we design, develop and supply complete system-on-a-chip solutions and related hardware and software applications for our target markets. Our proven system-on-a-chip design methodology has enabled us to be first to market with advanced chips that are highly integrated and cost-effective, and that facilitate the easy integration of our customers' intellectual property. Our design methodology leverages industry-standard, state-of-the-art electronic design automation tools, and generally migrates easily to new silicon processes and technology platforms. It also allows for the easy integration of acquired or licensed technology, providing customers with a broad range of silicon options with differentiated networking and performance features.

We believe our key competitive advantages include superior engineering execution and our broad base of core technologies encompassing the complete design space from systems to silicon. We have developed and continue to build on the following technology foundations:

- proprietary communications systems algorithms and protocols;
- advanced DSP hardware architectures;
- system-on-a-chip design methodologies and advanced library development for both standard cell and full-custom integrated circuit design;
- high performance radio frequency, analog and mixed-signal circuit design using industry-standard CMOS processes;
- high performance custom microprocessor architectures and circuit designs; and
- extensive software reference platforms and board-level hardware reference platforms to enable complete system-level solutions.

Research and Development

We have assembled a large team of experienced engineers and technologists, many of whom are leaders in their particular field or discipline. As of December 31, 2006 we had 3,808 research and development employees, the majority of whom hold advanced degrees, including 439 employees with Ph.Ds. These key employees are involved in advancing our core technologies, as well as applying them to our product development activities. Because the system-on-a-chip solutions for many of our target markets benefit from the same underlying core technologies, we are able to address a wide range of wired and wireless communications markets with a relatively focused investment in research and development.

We believe that the achievement of higher levels of integration and the timely introduction of new products in our target markets is essential to our growth. Our current plans are to maintain our significant research and development staffing levels in 2007 and for the foreseeable future. In addition to our principal design facilities in Irvine, California and Santa Clara County, California, we have design centers in Tempe, Arizona; San Diego County, California; Colorado Springs, Fort Collins, and Longmont, Colorado; Duluth, Georgia; Germantown, Maryland; Andover, Massachusetts; Matawan, New Jersey; Austin, Texas and Seattle, Washington, among other locations. Internationally, we also have design facilities in Belgium, Canada, China, Denmark, France, Greece, India, Israel, Japan, Korea, the Netherlands, Singapore, Taiwan and the United Kingdom, among other locations. We anticipate establishing additional design centers in the United States and in other countries.

Our research and development expense was $1.117 billion, $681.0 million and $598.7 million in 2006, 2005 and 2004, respectively. These amounts included stock-based compensation expense for employees engaged in research and development of $307.1 million, $68.6 million and $102.3 million in 2006, 2005 and 2004, respectively.

Manufacturing

Wafer Fabrication

We manufacture our products using standard CMOS process techniques. The standard nature of these processes permits us to engage independent silicon foundries to fabricate our integrated circuits. By subcontracting our manufacturing requirements, we are able to focus our resources on design and test applications where we believe we have greater competitive advantages. This strategy also eliminates the high cost of owning and operating semiconductor wafer fabrication facilities.

Our operations and quality engineering teams closely manage the interface between manufacturing and design engineering. While our design methodology typically creates a smaller than average die for a given function, it also generates full-custom integrated circuit designs. As a result, we are responsible for the complete functional and parametric performance testing of our devices, including quality. We employ a fully staffed operations and quality organization similar to that of a vertically integrated semiconductor manufacturer. We also arrange with our foundries to have online work-in-progress control. Our approach makes the manufacturing subcontracting process transparent to our customers.

We depend on five independent foundry subcontractors located in Asia to manufacture substantially all of our products. Our key silicon foundries are Taiwan Semiconductor Manufacturing Corporation in Taiwan, Chartered Semiconductor Manufacturing in Singapore, Semiconductor Manufacturing International Corporation in China, Silterra Malaysia Sdn. Bhd. in Malaysia and United Microelectronics Corporation in Singapore and Taiwan, several of which maintain multiple fabrication facilities in various locations. Any inability of one of our five independent foundry subcontractors to provide the necessary capacity or output for our products could result in significant production delays and could materially and adversely affect our business, financial condition and results of operations. While we currently believe we have adequate capacity to support our current sales levels, we continue to work with our existing foundries to obtain more production capacity, and we intend to qualify new foundries to provide additional production capacity. It is possible that from time to time adequate foundry capacity may not be available on acceptable terms, if at all. In the event a foundry experiences financial difficulties, or if a foundry suffers any damage to or destruction of its facilities, or in the event of any other disruption of foundry capacity, we may not be able to qualify alternative manufacturing sources for existing or new products in a timely manner.

Our products are currently fabricated with .35 micron, quad layer metal; .22 micron, five layer metal; .18 micron, five and six layer metal; .13 micron, six and seven layer metal; and 90 nanometer, six and seven layer metal structures. We continuously evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies, and are designing most new products in 65 nanometer process technology, seven to eight layer metal, feature sizes. Although our experience to date with the migration of products to smaller processes geometries has been predominantly favorable, the transition to 65 nanometer geometry process technology has resulted in significantly higher mask and prototyping costs, as well as additional expenditures for engineering design tools and related computer hardware. We may face similar expenses and difficulties or delays as we continue to transition our products to smaller geometry processes. Other companies in our industry have experienced difficulty transitioning to new manufacturing processes and, consequently, have suffered reduced yields or delays in product deliveries. We believe that the transition of our products to smaller geometries will be important for us to remain competitive. Our business, financial condition and results of operations could be materially and adversely affected if any such transition is substantially delayed or inefficiently implemented.

Assembly and Test

Our wafer probe testing is conducted by either our independent foundries or independent wafer probe test subcontractors. Following completion of the wafer probe tests, the die are assembled into packages and the finished products are tested by one of our eight key subcontractors: Advanced Semiconductor Engineering (previously Global Advance Packaging & Test) in China; Amkor in Korea, Philippines and China; ASAT in Hong Kong; EEMS Test Singapore in Singapore; Signetics in Korea; Siliconware Precision in Taiwan; STATSChipac in Singapore, Korea, Malaysia and China; and United Test and Assembly Center in Singapore. While we have not experienced material disruptions in supply from assembly subcontractors to date, we and others in our industry have experienced shortages in the supply of packaging materials from time to time, and we could experience shortages or assembly problems in the future. The availability of assembly and testing services from these subcontractors could be materially and adversely affected in the event a subcontractor experiences financial difficulties, or if a subcontractor suffers any damage to or destruction of its facilities, or in the event of any other disruption of assembly and testing capacity.

Quality Assurance

Manufacturers of wired and wireless communications equipment demand high quality and reliable semiconductors for incorporation into their products. We focus on product reliability from the initial stage of the design cycle through each specific design process, including layout and production test design. In addition, we subject our designs to in-depth circuit simulation at temperature, voltage and processing extremes before initiating the manufacturing process.

We prequalify each assembly and foundry subcontractor. This prequalification process consists of a series of industry standard environmental product stress tests, as well as an audit and analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical and parametric data from our wafer foundry and assembly subcontractors. We closely monitor wafer foundry production to ensure consistent overall quality, reliability and yield levels. In cases where we purchase wafers on a fixed price-basis, any improvement in yields can reduce our cost per chip.

As part of our total quality program, we received ISO 9002 certification, a comprehensive International Standards Organization specified quality system acknowledgement, for our Singapore facility. All of our principal independent foundries and package assembly facilities are currently ISO 9001 certified.

While every effort is made to monitor and meet the quality requirements of our customers, including the use of industry standard procedures and other methods, it is possible that an unanticipated quality problem may result in interruptions or delays in product shipments. In that event, our reputation may be damaged and customers may be reluctant to buy our products, and we may be required to apply significant capital and other resources to remedy any quality problem with our products.

Environmental Management

We are also focusing on managing the environmental impact of our products. Our manufacturing flow is registered to ISO 14000, the international standard related to environmental management, by our subcontractors. Due to environmental concerns, the need for lead-free solutions in electronic components and systems is receiving increasing attention within the semiconductor industry and many companies are moving towards becoming compliant with the Restriction of Hazardous Substances Directive, the European legislation that restricts the use of a number of substances, including lead, effective July 2006. We believe that our products are compliant with the RoHS Directive and that materials will be available to meet these emerging regulations. However, it is possible that unanticipated supply shortages or delays may occur as a result of these new regulations.

Product Distribution

Initially we distributed products to our customers through an operations and distribution center located in Irvine, California. In 1999 we established an international distribution center in Singapore. This facility put us closer to our suppliers and many key customers and improved our ability to meet customers' needs. Our Irvine facility continues to ship products to U.S. destinations, while our Singapore facility distributes products to international destinations. Net revenue derived from actual shipments to international destinations, primarily in Asia (including foreign subsidiaries or manufacturing subcontractors of customers that are headquartered in the United States), represented 86.5%, 84.5% and 79.0% of our net revenue in 2006, 2005 and 2004, respectively.

Sales and Marketing

Our sales and marketing strategy is to achieve design wins with technology leaders in each of our targeted wired and wireless communications markets by providing quality, state-of-the-art products, superior engineering execution and superior sales, field application and engineering support. We market and sell our products in the United States through a direct sales force, distributors and manufacturers' representatives. The majority of our sales occur through our direct sales force, which is based in offices located in California, Colorado, Florida, Georgia, Illinois, Maine, Maryland, Massachusetts, Michigan, New York, New Jersey, North Carolina, Ohio, Texas and

Virginia. We have also engaged independent distributors, Arrow Electronics and Avnet, Inc., to service the North American and South American markets.

We market and sell our products internationally through regional offices located in Canada, China, Finland, France, Germany, Japan, Korea, the Netherlands, Singapore, Sweden, Taiwan and the United Kingdom, among other locations, as well as through a network of independent distributors and representatives in Australia, Canada, Germany, Hong Kong, India, Israel, Japan, Korea, Singapore and Taiwan. We select these independent entities based on their ability to provide effective field sales, marketing communications and technical support to our customers. All international sales to date have been denominated in U.S. dollars. For information regarding revenue from independent customers by geographic area, see Note 12 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report.

We dedicate sales managers to principal customers to promote close cooperation and communication. We also provide our customers with reference platform designs for most products. We believe this enables our customers to achieve easier and faster transitions from the initial prototype designs through final production releases. We believe these reference platform designs also significantly enhance customers' confidence that our products will meet their market requirements and product introduction schedules.

Backlog

Our sales are made primarily pursuant to standard purchase orders for delivery of products. Due to industry practice that allows customers to cancel or change orders with limited advance notice prior to shipment, we do not believe that backlog is a reliable indicator of future revenue levels.

Competition

Wired and wireless communications markets and the semiconductor industry are intensely competitive and are characterized by rapid change, evolving standards, short product life cycles and price erosion. We believe that the principal factors of competition for integrated circuit providers in our target markets include:

- product quality;
- product capabilities;
- level of integration;
- engineering execution;
- reliability;
- price;
- time-to-market;
- market presence;
- standards compliance;
- system cost;
- intellectual property;
- customer interface and support; and
- reputation.

We believe that we compete favorably with respect to each of these factors.

We compete with a number of major domestic and international suppliers of integrated circuits and related applications in our target markets. We also compete with suppliers of system-level and motherboard-level solutions incorporating integrated circuits that are proprietary or sourced from manufacturers other than Broadcom. This competition has resulted and will continue to result in declining average selling prices for our products. In all of our target markets, we also may face competition from newly established competitors, suppliers of products based on new or emerging technologies, and customers that choose to develop their own silicon solutions. We also expect to encounter further consolidation in the markets in which we compete.

Many of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties, and may refuse to provide us with information necessary to permit the interoperability of our products with theirs. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. In addition, competitors may develop technologies that more effectively address our markets with products that offer enhanced features, lower power requirements or lower costs. Increased competition could result in pricing pressures, decreased gross margins and loss of market share and may materially and adversely affect our business, financial condition and results of operations.

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. However, these measures may not provide meaningful protection for our intellectual property.

We currently hold over 1,950 U.S. and 750 foreign patents and have filed more than 5,900 additional U.S. and foreign patent applications. We may not receive any additional patents as a result of these applications or future applications. Even if additional patents are issued, any claims allowed may not be sufficiently broad to protect our technology. In addition, any existing or future patents could be challenged, invalidated or circumvented, and any rights granted under such patents may not provide us with meaningful protection. We may not have foreign patents or pending applications corresponding to our U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. The failure of any patents to adequately protect our technology would make it easier for our competitors to offer similar products. In connection with our participation in the development of various industry standards, we may be required to license certain of our patents to other parties, including competitors, that develop products based upon the adopted industry standards.

We also generally enter into confidentiality agreements with our employees and strategic partners, and typically control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, to develop similar technology independently, or to design around our patents. In addition, effective copyright, trademark and trade secret protection may not be available or may be limited in certain foreign countries. We have also entered into agreements with certain of our customers and granted these customers the right to use our proprietary technology in the event we default in our contractual obligations, including product supply obligations, and fail to cure the default within a specified time period. In addition, we often incorporate the intellectual property of our strategic customers into our designs, and therefore have certain obligations with respect to the non-use and non-disclosure of their intellectual property. It is possible that the steps taken by us to prevent misappropriation or infringement of our intellectual property or our customers' intellectual property may not be successful. Moreover, we are currently engaged in litigation and may need to engage in additional litigation to enforce our intellectual property rights or the rights of our customers, to protect our trade secrets, or to determine the validity and scope of proprietary rights of others, including our customers. Such litigation will result in substantial costs and diversion of our resources and could materially and adversely affect our business, financial condition and results of operations.

Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties' proprietary rights. Moreover, we have in the past and continue to be engaged in litigation with parties who claim that we have infringed their patents or misappropriated or misused their trade secrets. We may also be sued by parties who may seek to invalidate one or more of our patents. Any intellectual property claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us to withdraw or recall certain products from the market or to redesign certain products offered for sale or under development. In addition, we may be liable for damages for past infringement and royalties for future use of the technology. We may also have to indemnify certain customers and strategic partners under our agreements with such parties if a third party alleges or if a court finds that our products or activities have infringed upon, misappropriated or misused another party's proprietary rights. Even if claims against us are not valid or successfully asserted, the defense of these claims could result in significant costs and a diversion of management and personnel resources. In any of these events, our business, financial condition and results of operations may be materially and adversely affected. Additionally, we have sought and may in the future seek to obtain a license under a third party's intellectual property rights and have granted and may grant a license to certain of our intellectual property rights to a third party in connection with a cross-license agreement or a settlement of claims or actions asserted against us. However, we may not be able to obtain a license on commercially reasonable terms, if at all.

Employees

As of December 31, 2006 we had 5,233 full-time, contract and temporary employees, including 3,808 individuals engaged in research and development, 555 engaged in sales and marketing, 364 engaged in manufacturing operations, and 506 engaged in finance, legal and general administrative activities. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe our employee relations are good.

Item 1A. *Risk Factors*

Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described below in addition to the other cautionary statements and risks described elsewhere, and the other information contained, in this Report and in our other filings with the SEC, including our amended and subsequent reports on Forms 10-K/A, 10-Q/A, 10-Q and 8-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on Broadcom, our business, financial condition, results of operations and/or liquidity could be seriously harmed. In that event, the market price for our Class A common stock will likely decline, and you may lose all or part of your investment.

Our operating results for 2006 and prior periods have been materially and adversely impacted by the results of the voluntary review of our past equity award practices. Any related action by a governmental agency could result in civil or criminal sanctions against certain of our former officers, directors and/or employees and might result in such sanctions against us and/or certain of our current officers, directors and/or employees. Such matters and civil litigation relating to our past equity award practices or the January 2007 restatement of our financial statements for periods ended on or before March 31, 2006 could result in significant costs and the diversion of attention of our management and other key employees.

In connection with our recent equity award review, we restated our financial statements for each of the years ended December 31, 1998 through December 31, 2005, and for the first quarter of 2006. Accordingly, you should not rely on financial information included in the reports on Form 10-K, Form 10-Q and Form 8-K previously filed by Broadcom, the related opinions of our independent registered public accounting firm, earnings press releases and similar communications issued by us, for periods ended on or before March 31, 2006, all of which have been superseded in their entirety by the information contained in our 2005 Form 10-K/A and our amended Quarterly Report on Form 10-Q/A for the three months ended March 31, 2006, each filed January 23, 2007.

Based on the results of the equity award review, the Audit Committee of our Board of Directors concluded that, pursuant to Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25, and related interpretations, the accounting measurement dates for most of the stock option grants awarded between June 1998 and May 2003, covering options to purchase 232.9 million shares of our Class A or Class B common stock, differed from the measurement dates previously used for such awards. As a result, revised measurement dates were applied to the affected option grants and Broadcom recorded a total of $2.259 billion in additional stock-based compensation expense for the years 1998 through 2005. After related tax adjustments of $38.7 million, the restatement resulted in total net adjustments of $2.220 billion for the years 1998 through 2005. This amount was net of forfeitures related to employee terminations. The additional stock-based compensation expense was amortized over the service period relating to each option, typically four years, with approximately 95% of the total expense recorded in years prior to 2004. In addition, $17.2 million of net adjustments were recorded in connection with our equity award review in the three months ended March 31, 2006.

These expenses had the effect of decreasing income from operations, net income, and net income per share (basic and diluted) in affected periods in which we reported a profit, and increasing loss from operations, net loss, and net loss per share in affected periods in which we reported a loss. Information regarding the effect of the restatement on our financial statements for various periods is provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Report.

In June 2006 we received an informal request for information from the staff of the Los Angeles regional office of the Securities and Exchange Commission regarding our option granting practices. In December 2006 we were informed that the SEC issued a formal order of investigation in the matter. We are cooperating with the SEC investigation, but do not know when or how it will be resolved or what, if any, actions the SEC may require us to take as part of the resolution of that matter.

Broadcom has also been informally contacted by the U.S. Attorney's Office for the Central District of California and has been asked to produce on a voluntary basis documents, many of which we previously provided to the SEC. We are cooperating with this request. Any action by the SEC, the U.S. Attorney's Office or other governmental agency could result in civil or criminal sanctions against certain of our former officers, directors and/or employees and might result in such sanctions against us and/or certain of our current officers, directors and/or employees.

Additionally, as discussed in Note 11 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report, we currently are engaged in civil litigation with parties that claim, among other allegations, that certain of our current and former directors and officers improperly dated stock option grants to enhance their own profits on the exercise of such options or for other improper purposes. Although we and the other defendants intend to defend these claims vigorously, there are many uncertainties associated with any litigation, and we cannot assure you that these actions will be resolved without substantial costs and/or settlement charges. We have entered into indemnification agreements with each of our present and former directors and officers. Under those agreements, Broadcom is required to indemnify each such director or officer against expenses, including attorneys' fees, judgments, fines and settlements, paid by such individual in connection with the pending litigation (other than indemnified liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest).

The resolution of the pending investigations by the SEC and U.S. Attorney's Office, the defense of our pending civil litigation, and the defense of any additional litigation relating to our past equity award practices or the January 2007 restatement of our prior financial statements could result in significant costs and diversion of the attention of management and other key employees.

The implementation of new accounting rules related to the expensing of stock-based awards negatively impacted our operating results in 2006 and will continue to do so in 2007 and thereafter. Any subsequent changes in accounting rules may also have an adverse effect on our results of operations.

We adopted Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), *Share-Based Payment*, or SFAS 123R, effective January 1, 2006. SFAS 123R requires all share-based payment awards to employees, including grants of stock options, restricted stock units and employee stock purchase rights, to be recognized in our financial statements based on their respective grant date fair values and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition.

The adoption of SFAS 123R will have a significant adverse impact on our reported results of operations because the stock-based compensation expense is charged directly against our reported earnings. Stock-based compensation expense and unearned stock-based compensation will increase to the extent that we increase our work force, grant additional equity awards to employees or assume unvested equity awards in connection with acquisitions.

Any other subsequent changes in the accounting rules applicable to Broadcom may also have an adverse effect on our results of operations.

We had a material weakness in internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. If our internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in our financial statements that could require a restatement or our filings may not be timely and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal control over financial reporting as of the end of each year, and to include a management report assessing the effectiveness of our internal control over financial reporting in each Annual Report on Form 10-K. Section 404 also requires our independent registered public accounting firm to attest to, and report on, management's assessment of Broadcom's internal control over financial reporting.

In assessing the findings of the voluntary equity award review as well as the restatement of our consolidated financial statements for periods ended on or before March 31, 2006, our management concluded that there was a material weakness, as defined in Public Company Accounting Oversight Board Auditing Standard No. 2, in our internal control over financial reporting as of December 31, 2005. Management believes this material weakness was remediated September 19, 2006 and, accordingly, no longer exists as of the date of this filing. See the discussion included in Part II, Item 9A of this Report for additional information regarding our internal control over financial reporting.

Our management, including our Chief Executive Officer and Acting Chief Financial Officer, does not expect that our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

As a result, we cannot assure you that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in significant deficiencies or material weaknesses, cause us to fail to timely meet our periodic reporting obligations, or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding disclosure controls and the effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to timely meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

Our quarterly operating results may fluctuate significantly. As a result, we may fail to meet the expectations of securities analysts and investors, which could cause our stock price to decline.

Our quarterly net revenue and operating results have fluctuated significantly in the past and are likely to continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. If our operating results do not meet the expectations of securities analysts or investors, who may derive their expectations by extrapolating data from recent historical operating results, the market price of our Class A common stock will likely decline. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those listed below and those identified throughout this "Risk Factors" section:

- the overall cyclicality of, and changing economic, political and market conditions in, the semiconductor industry and wired and wireless communications markets, including seasonality in sales of consumer products into which our products are incorporated;
- the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory;
- the gain or loss of a key customer, design win or order;
- intellectual property disputes, customer indemnification claims and other types of litigation risks;
- changes in accounting rules, such as the change requiring the recording of expenses for employee stock options and other stock-based compensation expense commencing with the first quarter of 2006;
- our ability to timely and effectively transition to smaller geometry process technologies or achieve higher levels of design integration;
- our dependence on a few significant customers for a substantial portion of our revenue;
- our ability to scale our operations in response to changes in demand for our existing products and services or demand for new products requested by our customers;
- our ability to retain, recruit and hire key executives, technical personnel and other employees in the positions and numbers, with the experience and capabilities, and at the compensation levels that we need to implement our business and product plans;
- our ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a cost-effective and timely manner;
- the rate at which our present and future customers and end users adopt our technologies and products in our target markets;
- the availability and pricing of third party semiconductor foundry, assembly and test capacity and raw materials;
- our ability to timely and accurately predict market requirements and evolving industry standards and to identify and capitalize upon opportunities in new markets;
- competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products;
- changes in our product or customer mix;
- the volume of our product sales and pricing concessions on volume sales; and
- the effects of public health emergencies, natural disasters, terrorist activities, international conflicts and other events beyond our control.

We expect new product lines to continue to account for a high percentage of our future sales. Some of these markets are immature and/or unpredictable or are new markets for Broadcom, and we cannot assure you that these markets will develop into significant opportunities or that we will continue to derive significant revenue from these markets. Based on the limited amount of historical data available to us, it is difficult to anticipate our future revenue streams from, and the sustainability of, such newer markets.

Additionally, as an increasing number of our chips are being incorporated into consumer products, such as desktop and notebook computers, cellular phones and other mobile communication devices, other wireless-enabled consumer electronics, and satellite and digital cable set-top boxes, we anticipate greater seasonality and fluctuations in the demand for our products, which may result in greater variations in our quarterly operating results.

We are subject to order and shipment uncertainties, and if we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our profit margin. Conversely, we may have insufficient inventory, which would result in lost revenue opportunities and potentially in loss of market share and damaged customer relationships.

We typically sell products pursuant to purchase orders rather than long-term purchase commitments. Customers can generally cancel or defer purchase orders on short notice without incurring a significant penalty. In the recent past, some of our customers have developed excess inventories of their own products and have, as a consequence, deferred purchase orders for our products. We currently do not have the ability to accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face volatile pricing and unpredictable demand for their own products, are increasingly focused more on cash preservation and tighter inventory management, and may be involved in legal proceedings that could affect their ability to buy our products. Our ability to accurately forecast customer demand may also be impaired by the delays inherent in our lengthy sales cycle. After we have developed and delivered a product to a customer, the customer will usually test and evaluate our product prior to designing its own equipment to incorporate our product. Our customers may need three to more than six months to test, evaluate and adopt our product and an additional three to more than nine months to begin volume production of equipment that incorporates our product. Due to this lengthy sales cycle, we may experience significant delays from the time we increase our operating expenses and make investments in inventory until the time that we generate revenue from these products. It is possible that we may never generate any revenue from these products after incurring such expenditures. Even if a customer selects our product to incorporate into its equipment, we have no assurance that the customer will ultimately market and sell its equipment or that such efforts by our customer will be successful. The delays inherent in our lengthy sales cycle increase the risk that a customer will decide to cancel or curtail, reduce or delay its product plans. If we incur significant marketing expenses and investments in inventory in the future that we are not able to recover, and we are not able to compensate for those expenses, our operating results could be adversely affected. In addition, as an increasing number of our chips are being incorporated into consumer products, we anticipate greater fluctuations in demand for our products, which makes it even more difficult to forecast customer demand.

We place orders with our suppliers based on forecasts of customer demand and, in some instances, may establish buffer inventories to accommodate anticipated demand. Our forecasts are based on multiple assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect to, if at all. As a result, we would hold excess or obsolete inventory, which would reduce our profit margins and adversely affect our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forego revenue opportunities and potentially lose market share and damage our customer relationships. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products could materially and adversely affect our profit margins, increase product obsolescence and restrict our ability to fund our operations. Furthermore, we generally recognize revenue upon shipment of products to a customer. If a customer refuses to accept shipped products or does not timely pay for these products, we could incur significant charges against our income. We have also recently entered into consigned or customer managed inventory arrangements with certain of our customers, although we have not shipped a significant amount of product under those arrangements as of December 31, 2006. Pursuant to these arrangements we deliver products to a warehouse of the customer or a designated third party based upon the customer's projected needs, but do not recognize product revenue unless and until the customer reports that it has removed our product from the warehouse to incorporate into its end products. If a customer does not take product under such an arrangement in accordance with the schedule it originally provided us, our predicted future revenue stream could vary substantially from our forecasts and our results of operations could be materially and adversely affected.

Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address, including the cyclical nature of and volatility in the semiconductor industry. As a result, the market price of our Class A common stock may decline.

We operate primarily in the semiconductor industry, which is cyclical and subject to rapid change and evolving industry standards. From time to time, the semiconductor industry has experienced significant downturns. These downturns are characterized by decreases in product demand, excess customer inventories, and accelerated erosion of prices. These factors could cause substantial fluctuations in our revenue and in our results of operations. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the industry or wired and wireless communications markets to fully recover from downturns could seriously impact our revenue and harm our business, financial condition and results of operations. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor industry, which could cause large fluctuations in our stock price.

Additionally, in the last four years, general worldwide economic conditions have experienced a downturn due to slower economic activity, concerns about inflation and deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the wired and wireless communications markets, the ongoing effects of the war in Iraq, recent international conflicts and terrorist and military activity, and the impact of natural disasters and public health emergencies. These conditions make it extremely difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they could cause U.S. and foreign businesses to slow spending on our products and services, which would delay and lengthen sales cycles. We experienced slowdowns in orders in the third quarter of 2006 and in the fourth quarter of 2004 that we believe were attributable in substantial part to excess inventory held by certain of our customers, and we may experience a similar slowdown in the future. We cannot predict the timing, strength or duration of any economic recovery, worldwide, or in the wired and wireless communications markets. If the economy or the wired and wireless communications markets in which we operate do not continue at their present levels, our business, financial condition and results of operations will likely be materially and adversely affected.

Intellectual property risks and third party claims of infringement, misappropriation of proprietary rights or other claims against us could adversely affect our ability to market our products, require us to redesign our products or seek licenses from third parties, and seriously harm our operating results. In addition, the defense of such claims could result in significant costs and divert the attention of our management or other key employees.

Companies in and related to the semiconductor industry often aggressively protect and pursue their intellectual property rights. There are often intellectual property risks associated with developing and producing new products and entering new markets, and we may not be able to obtain, at reasonable cost and upon commercially reasonable terms, licenses to intellectual property of others that is alleged to read on such new or existing products. From time to time, we have received, and may continue to receive, notices that claim we have infringed upon, misappropriated or misused other parties' proprietary rights. Moreover, in the past we have been and we currently are engaged in litigation with parties that claim that we infringed their patents or misappropriated or misused their trade secrets. In addition, we or our customers may be sued by other parties that claim that our products have infringed their patents or misappropriated or misused their trade secrets, or which may seek to invalidate one or more of our patents. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products, limit or restrict the type of work that employees involved in such litigation may perform for Broadcom, increase our costs of revenue and expose us to significant liability. Any of these claims may materially and adversely affect our business, financial condition and results of operations. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us to withdraw or recall certain products from the market, redesign certain products offered for sale or under development, or restrict employees from performing work in their areas of expertise. We may also be liable for damages for past infringement and royalties for future use of the technology, and we may be liable for treble damages if infringement is found to have been willful. In addition, governmental agencies may commence investigations or criminal proceedings against our employees, former employees and/or the company relating to claims of misappropriation or misuse of another party's proprietary rights. We may also have to indemnify some customers and strategic partners under our agreements with such parties if a third party alleges or if a court finds that our products or activities have infringed upon, misappropriated or misused another party's proprietary rights. We have received requests from certain customers and strategic partners to include increasingly broad indemnification provisions in our agreements with them. These indemnification provisions may, in some circumstances, extend our liability beyond the products we provide to include liability for combinations of components or system level designs and for consequential damages and/or lost profits. Even if claims against us are not valid or successfully asserted, these claims could result in significant costs and diversion of the attention of management and other key employees to defend. Additionally, we have sought and may in the future seek to obtain a license under a third party's intellectual property rights and have granted and may in the future grant a license to certain of our intellectual property rights to a third party in connection with a cross-license agreement or a settlement of claims or actions asserted against us. However, we may not be able to obtain a license under a third party's intellectual property rights on commercially reasonable terms, if at all.

Our products may contain technology provided to us by other parties such as contractors, suppliers or customers. We may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of a third party. Our contractors, suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we may have little or no ability to correct errors in the technology provided by such contractors, suppliers and licensors, or to continue to develop new generations of such technology. Accordingly, we may be dependent on their ability and willingness to do so. In the event of a problem with such technology, or in the event that our rights to use such technology become impaired, we may be unable to ship our products containing such technology, and may be unable to replace the technology with a suitable alternative within the time frame needed by our customers.

We may not be able to adequately protect or enforce our intellectual property rights, which could harm our competitive position.

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We primarily rely on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. Despite our efforts to protect our proprietary technologies and processes, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies and processes. We currently hold over 1,950 U.S. and 750 foreign patents and have filed more than 5,900 additional U.S. and foreign patent applications. However, we cannot assure you that any additional patents will be issued. Even if a new patent is issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, any of our existing or future patents may be challenged, invalidated or circumvented. As such, any rights granted under these patents may not provide us with meaningful protection. We may not have foreign patents or pending applications corresponding to our U.S. patents and patent applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If our patents do not adequately protect our technology, our competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents. Some or all of our patents have in the past been licensed and likely will in the future be licensed to certain of our competitors through cross-license agreements. Moreover, because we have participated in developing various industry standards, we may be required to license some of our patents to others, including competitors, who develop products based on those standards.

Certain of our software (as well as that of our customers) may be derived from so-called "open source" software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License, or GPL, which impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of license customarily used to protect our intellectual property. In addition, there is little or no legal precedent for interpreting the terms of certain of these open source licenses, including the determination of which works are subject to the terms of such licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software, in the event that the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work. With respect to our proprietary software, we generally license such software under terms that prohibit combining it with open source software as described above. Despite these restrictions, parties may combine Broadcom proprietary software with open source software without our authorization, in which case we might nonetheless be required to release the source code of our proprietary software.

We generally enter into confidentiality agreements with our employees, consultants and strategic partners. We also try to control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization. Also, current or former employees may seek employment with our business partners, customers or competitors, and we cannot assure you that the confidential nature of our proprietary information will be maintained in the course of such future employment. Additionally, current, departing or former employees or third parties could attempt to penetrate our computer systems and networks to misappropriate our proprietary information and technology or interrupt our business. Because the techniques used by computer hackers and others to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate, counter or ameliorate these techniques. As a result, our technologies and processes may be misappropriated, particularly in countries where laws may not protect our proprietary rights as fully as in the United States.

In addition, some of our customers have entered into agreements with us that grant them the right to use our proprietary technology if we fail to fulfill our obligations, including product supply obligations, under those agreements, and if we do not correct the failure within a specified time period. Moreover, we often incorporate the intellectual property of strategic customers into our own designs, and have certain obligations not to use or disclose their intellectual property without their authorization.

We cannot assure you that our efforts to prevent the misappropriation or infringement of our intellectual property or the intellectual property of our customers will succeed. We have in the past been and currently are engaged in litigation to enforce or defend our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others, including our customers. Such litigation (and the settlement thereof) has been and will likely continue to be very expensive and time consuming. Additionally, any litigation can divert the attention of management and other key employees from the operation of the business, which could negatively impact our business and results of operations.

We may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

To remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify the manufacturing processes for our products and to redesign some products as well as standard cells and other integrated circuit designs that we may use in multiple products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. Currently most of our products are manufactured in .35 micron, .22 micron, .18 micron, .13 micron and 90 nanometer geometry processes. We are now designing most new products in 65 nanometer process technology. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. The transition to 65 nanometer geometry process technology has resulted in significantly higher mask and prototyping costs, as well as additional expenditures for engineering design tools and related computer hardware. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes. We are dependent on our relationships with our foundry subcontractors to transition to smaller geometry processes successfully. We cannot assure you that the foundries that we use will be able to effectively manage the transition in a timely manner, or at all, or that we will be able to maintain our existing foundry relationships or develop new ones. If any of our foundry subcontractors or we experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations. As smaller geometry processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, if at all. Moreover, even if we are able to achieve higher levels of design integration, such integration may have a short-term adverse impact on our operating results, as a result of increasing costs and expenditures as described above as well as the risk that we may reduce our revenue by integrating the functionality of multiple chips into a single chip.

Because we depend on a few significant customers for a substantial portion of our revenue, the loss of a key customer could seriously impact our revenue and harm our business. In addition, if we are unable to continue to sell existing and new products to our key customers in significant quantities or to attract new significant customers, our future operating results could be adversely affected.

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations.

Sales to our five largest customers represented 46.5%, 48.5% and 53.0% of our net revenue in 2006, 2005 and 2004, respectively. See Note 12 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report. We expect that our largest customers will continue to account for a substantial portion of our net revenue in 2007 and for the foreseeable future. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

We may not be able to maintain or increase sales to certain of our key customers for a variety of reasons, including the following:

- most of our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty;
- our agreements with our customers typically do not require them to purchase a minimum quantity of our products;
- many of our customers have pre-existing or concurrent relationships with our current or potential competitors that may affect the customers' decisions to purchase our products;
- our customers face intense competition from other manufacturers that do not use our products; and
- some of our customers offer or may offer products that compete with our products.

These relationships often require us to develop new products that may involve significant technological challenges. Our customers frequently place considerable pressure on us to meet their tight development schedules. Accordingly, we may have to devote a substantial amount of our resources to our strategic relationships, which could detract from or delay our completion of other important development projects. Delays in development could impair our relationships with strategic customers and negatively impact sales of the products under development.

In addition, our longstanding relationships with some larger customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer certain customers favorable prices on our products. We may have to offer the same lower prices to certain of our customers who have contractual "most favored nation" pricing arrangements. In that event, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer, or our inability to attract new significant customers could seriously impact our revenue and materially and adversely affect our results of operations.

If we fail to appropriately scale our operations in response to changes in demand for our existing products and services or to the demand for new products requested by our customers, our business could be materially and adversely affected.

To achieve our business objectives, we anticipate that we will need to continue to expand. We have experienced a period of rapid growth and expansion in the past. Through internal growth and acquisitions, we significantly increased the scope of our operations and expanded our workforce from 2,580 full-time, contract and temporary employees as of December 31, 2002 to 5,233 full-time, contract and temporary employees as of December 31, 2006. Nonetheless, we may not be able to expand our workforce and operations in a sufficiently timely manner to respond effectively to changes in demand for our existing products and services or to the demand for new products requested by our customers. In that event, we may be unable to meet competitive challenges or exploit potential market opportunities, and our current or future business could be materially and adversely affected.

Conversely, if we expand our operations and workforce too rapidly in anticipation of increased demand for our products, and such demand does not materialize at the pace at which we expect, the rate of increase in our operating expenses may exceed the rate of increase, if any, in our revenue. Moreover, if we experience another slowdown in the broadband communications markets in which we operate, we may not be able to scale back our operating expenses in a sufficiently timely or effective manner. In that event, our business, financial condition and results of operations would be materially and adversely affected.

Our past growth has placed, and any future growth is expected to continue to place, a significant strain on our management personnel, systems and resources. To implement our current business and product plans, we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors will require substantial management effort. In the past we have implemented an enterprise resource planning, or ERP, system to help us improve our planning and management processes and a new human resources management, or HRM, system. More recently we have implemented a new equity administration system to support our more complex equity programs as well as the adoption of SFAS 123R. We anticipate that we will also need to continue to implement a variety of new and upgraded operational and financial systems, as well as additional procedures and other internal management systems. In general, the accuracy of information delivered by these systems may be subject to inherent programming quality. In addition, to support our growth, in December 2004 we signed a $183.0 million lease agreement under which we will relocate our headquarters and Irvine operations to new, larger facilities that will enable us to centralize all of our Irvine employees and operations on one campus. This relocation is currently anticipated to occur in the first half of 2007. We may also engage in other relocations of our employees or operations from time to time. Such relocations could result in temporary disruptions of our operations or a diversion of our management's attention and resources. If we are unable to effectively manage our expanding operations, we may be unable to scale our business quickly enough to meet competitive challenges or exploit potential market opportunities, or conversely, we may scale our business too quickly and the rate of increase in our expenses may exceed the rate of increase in our revenue, either of which would materially and adversely affect our current or future business.

We may be unable to attract, retain or motivate key senior management and technical personnel, which could seriously harm our business.

Our future success depends to a significant extent upon the continued service of our key senior management personnel, including our co-founder, Chairman of the Board and Chief Technical Officer, Henry Samueli, Ph.D., our Chief Executive Officer, Scott A. McGregor, and other senior executives. We have an employment agreement with Mr. McGregor; however it does not govern the length of his service. We do not have employment agreements with any other executives, or any other key employees, although we do have limited retention arrangements in place with certain executives. The loss of the services of Dr. Samueli, Mr. McGregor or certain other key senior management or technical personnel could materially and adversely affect our business, financial condition and results of operations. For instance, if any of these individuals were to leave our company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for and while any such successor is integrated into our business and operations.

Furthermore, our future success depends on our ability to continue to attract, retain and motivate senior management and qualified technical personnel, particularly software engineers, digital circuit designers, RF and mixed-signal circuit designers and systems applications engineers. Competition for these employees is intense. If we are unable to attract, retain and motivate such personnel in sufficient numbers and on a timely basis, we will experience difficulty in implementing our current business and product plans. In that event, we may be unable to successfully meet competitive challenges or to exploit potential market opportunities, which could adversely affect our business and results of operations.

Equity awards generally comprise a significant portion of our compensation packages for all employees. In 2003 we conducted a stock option exchange offer to address the substantial decline in the price of our Class A common stock over the preceding two years and to improve our ability to retain key employees. During the time that periodic filings with the SEC were not current, as a result of our recent voluntary review of our equity award practices, we were not able to issue shares of our common stock pursuant to equity awards. We cannot be certain that we will be able to continue to attract, retain and motivate employees if we are unable to issue shares of our common stock pursuant to equity awards for a sustained period or if our Class A common stock experiences another substantial price decline.

We have also modified our compensation policies by increasing cash compensation to certain employees and instituting awards of restricted stock units, while simultaneously reducing awards of stock options. This modification of our compensation policies and the applicability of the SFAS 123R requirement to expense the fair value of stock options awarded to employees will increase our operating expenses. We cannot be certain that the changes in our compensation policies will improve our ability to attract, retain and motivate employees. Our inability to attract and retain additional key employees and the increase in stock-based compensation expense could each have an adverse effect on our business, financial condition and results of operations.

If we are unable to develop and introduce new products successfully and in a cost-effective and timely manner or to achieve market acceptance of our new products, our operating results would be adversely affected.

Our future success is dependent upon our ability to develop new semiconductor solutions for existing and new markets, introduce these products in a cost-effective and timely manner, and convince leading equipment manufacturers to select these products for design into their own new products. Our products are generally incorporated into our customers' products at the design stage. We often incur significant expenditures on the development of a new product without any assurance that an equipment manufacturer will select our product for design into its own product. Once an equipment manufacturer designs a competitor's product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Even if an equipment manufacturer designs one of our products into its product offering, we have no assurances that its product will be commercially successful or that we will receive any revenue from sales of that product. Sales of our products largely depend on the commercial success of our customers' products. Our customers are typically not obligated to purchase our products and can choose at any time to stop using our products if their own products are not commercially successful or for any other reason.

Our historical results have been, and we expect that our future results will continue to be, dependent on the introduction of a relatively small number of new products and the timely completion and delivery of those products to customers. The development of new silicon devices is highly complex, and from time to time we have experienced delays in completing the development and introduction of new products and lower than anticipated manufacturing yields in the early production of such products. If we were to experience any similar delays in the successful completion of a new product or similar reductions in our manufacturing yields for a new product in the future, our customer relationships, reputation and business could be seriously harmed.

Our ability to develop and deliver new products successfully will depend on various factors, including our ability to:

- timely and accurately predict market requirements and evolving industry standards;
- accurately define new products;
- timely and effectively identify and capitalize upon opportunities in new markets;
- timely complete and introduce new product designs;
- scale our operations in response to changes in demand for our products and services or the demand for new products requested by our customers;
- license any desired third party technology or intellectual property rights;
- timely qualify and obtain industry interoperability certification of our products and the products of our customers into which our products will be incorporated;
- obtain sufficient foundry capacity and packaging materials;
- achieve high manufacturing yields; and
- shift our products to smaller geometry process technologies to achieve lower cost and higher levels of design integration.

In some of our businesses, our ability to develop and deliver next-generation products successfully and in a timely manner may depend in part on access to information, or licenses of technology or intellectual property rights, from companies that are our competitors. We cannot assure you that such information or licenses will be made available to us on a timely basis, if at all, or at reasonable cost and on commercially reasonable terms.

If we are not able to develop and introduce new products successfully and in a cost-effective and timely manner, we will be unable to attract new customers or to retain our existing customers, as these customers may transition to other companies that can meet their product development needs, which would materially and adversely affect our results of operations.

To remain competitive, we must keep pace with rapid technological change and evolving industry standards in the semiconductor industry and wired and wireless communications markets.

Our future success will depend on our ability to anticipate and adapt to changes in technology and industry standards and our customers' changing demands. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions, short product life cycles and increasing demand for higher levels of integration and smaller process geometries. Our past sales and profitability have resulted, to a large extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products incorporating the new standards and technologies. Our ability to adapt to these changes and to anticipate future standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and prospects for growth. If new industry standards emerge, our products or our customers' products could become unmarketable or obsolete, and we could lose market share. We may also have to incur substantial unanticipated costs to comply with these new standards. In addition, our target markets continue to undergo rapid growth and consolidation. A significant slowdown in any of these wired and wireless communications markets could materially and adversely affect our business, financial condition and results of operations. These rapid technological changes and evolving industry standards make it difficult to formulate a long-term growth strategy because the semiconductor industry and wired and wireless communications markets may not continue to develop to the extent or in the time periods that we anticipate. We have invested substantial resources in emerging technologies that did not achieve the market acceptance that we had expected. If new markets do not develop as we anticipate, or if our products do not gain widespread acceptance in these markets, our business, financial condition and results of operations could be materially and adversely affected.

The complexity of our products could result in unforeseen delays or expenses and in undetected defects or bugs, which could damage our reputation with current or prospective customers, result in significant costs and claims, and adversely affect the market acceptance of new products.

Highly complex products such as the products that we offer frequently contain defects and bugs when they are first introduced or as new versions are released. Our products have previously experienced, and may in the future experience, these defects and bugs. If any of our products contains defects or bugs, or has reliability, quality or compatibility problems, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales or shipment of our products to our customers. To alleviate these problems, we may have to invest significant capital and other resources. Although our products are tested by us, our subcontractors, suppliers and customers, it is possible that our new products will contain defects or bugs. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or field replacement costs. These problems may divert our technical and other resources from other development efforts and could result in claims against us by our customers or others, including possible claims for consequential damages and/or lost profits. In addition, system and handset providers that purchase components may require that we assume liability for defects associated with products produced by their manufacturing subcontractors and require that we provide a warranty for defects or other problems which may arise at the system level. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers.

Our acquisition strategy may be dilutive to existing shareholders, result in unanticipated accounting charges or otherwise adversely affect our results of operations, and result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses.

A key element of our business strategy involves expansion through the acquisitions of businesses, assets, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. Between January 1, 1999 and December 31, 2006, we acquired 34 companies and certain assets of one other business. We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, and the purchase or sale of assets, including tangible and intangible assets such as intellectual property.

Acquisitions may require significant capital infusions, typically entail many risks, and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses. We have in the past and may in the future experience delays in the timing and successful integration of an acquired company's technologies and product development through volume production, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation and increase our expenses. These challenges are magnified as the size of the acquisition increases. Furthermore, these challenges would be even greater if we acquired a business or entered into a business combination transaction with a company that was larger and more difficult to integrate than the companies we have historically acquired.

Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, deferred compensation charges, and the recording and later amortization of amounts related to deferred compensation and certain purchased intangible assets, any of which items could negatively impact our results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our Class A common stock to decline.

Acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves. We may seek to obtain additional cash to fund an acquisition by selling equity or debt securities. Any issuance of equity or convertible debt securities may be dilutive to our existing shareholders. In addition, the equity or debt securities that we may issue could have rights, preferences or privileges senior to those of our common stock. For example, as a consequence of the prior pooling-of-interests accounting rules, the securities issued in nine of our acquisitions were shares of Class B common stock, which have voting rights superior to those of our publicly traded Class A common stock.

We cannot assure you that we will be able to consummate any pending or future acquisitions or that we will realize any anticipated benefits from these acquisitions. We may not be able to find suitable acquisition opportunities that are available at attractive valuations, if at all. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms, and any decline in the price of our Class A common stock may make it significantly more difficult and expensive to initiate or consummate additional acquisitions.

As our international business expands, we are increasingly exposed to various legal, business, political and economic risks associated with our international operations.

We currently obtain substantially all of our manufacturing, assembly and testing services from suppliers located outside the United States. In addition, 28.2% of our 2006 net revenue was derived from sales to independent customers outside the United States, excluding foreign subsidiaries or manufacturing subcontractors of customers that are headquartered in the United States. We also frequently ship products to our domestic customers' international manufacturing divisions and subcontractors. Products shipped to international destinations, primarily in Asia, represented 86.5% of our net revenue in 2006. We also undertake design and development activities in

Belgium, Canada, China, Denmark, France, Greece, India, Israel, Japan, Korea, the Netherlands, Taiwan and the United Kingdom, among other locations. In addition, we undertake various sales and marketing activities through regional offices in a number of countries. We intend to continue to expand our international business activities and to open other design and operational centers abroad. The continuing effects of the war in Iraq and terrorist attacks in the United States and abroad, the resulting heightened security, and the increasing risk of extended international military conflicts may adversely impact our international sales and could make our international operations more expensive. International operations are subject to many other inherent risks, including but not limited to:

- political, social and economic instability;
- exposure to different business practices and legal standards, particularly with respect to intellectual property;
- natural disasters and public health emergencies;
- nationalization of business and blocking of cash flows;
- trade and travel restrictions;
- the imposition of governmental controls and restrictions;
- burdens of complying with a variety of foreign laws;
- import and export license requirements and restrictions of the United States and each other country in which we operate;
- unexpected changes in regulatory requirements;
- foreign technical standards;
- changes in taxation and tariffs;
- difficulties in staffing and managing international operations;
- fluctuations in currency exchange rates;
- difficulties in collecting receivables from foreign entities or delayed revenue recognition; and
- potentially adverse tax consequences.

Any of the factors described above may have a material adverse effect on our ability to increase or maintain our foreign sales.

We currently operate under tax holidays and favorable tax incentives in certain foreign jurisdictions. For instance, in Singapore we operate under tax holidays that reduce our taxes in that country on certain non-investment income. Such tax holidays and incentives often require us to meet specified employment and investment criteria in such jurisdictions. However, we cannot assure you that we will continue to meet such criteria or enjoy such tax holidays and incentives, or realize any net tax benefits from tax holidays or incentives. If any of our tax holidays or incentives are terminated, our results of operations may be materially and adversely affected.

The economic conditions in our primary overseas markets, particularly in Asia, may negatively impact the demand for our products abroad. All of our international sales to date have been denominated in U.S. dollars. Accordingly, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets or require us to assume the risk of denominating certain sales in foreign currencies. We anticipate that these factors will impact our business to a greater degree as we further expand our international business activities.

We face intense competition in the semiconductor industry and the wired and wireless communications markets, which could reduce our market share in existing markets and affect our entry into new markets.

The semiconductor industry and the wired and wireless communications markets are intensely competitive. We expect competition to continue to increase as industry standards become well known and as other competitors enter our target markets. We currently compete with a number of major domestic and international suppliers of integrated circuits and related applications in our target markets. We also compete with suppliers of system-level and motherboard-level solutions incorporating integrated circuits that are proprietary or sourced from manufacturers other than Broadcom. In all of our target markets we also may face competition from newly established competitors, suppliers of products based on new or emerging technologies, and customers who choose to develop their own semiconductor solutions. We expect to encounter further consolidation in the markets in which we compete.

Many of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, larger customer bases, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their products. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share. Existing or new competitors may also develop technologies that more effectively address our markets with products that offer enhanced features and functionality, lower power requirements, greater levels of integration or lower cost. Increased competition has resulted in and is likely to continue to result in declining average selling prices, reduced gross margins and loss of market share in certain markets. We cannot assure you that we will be able to continue to compete successfully against current or new competitors. If we do not compete successfully, we may lose market share in our existing markets and our revenues may fail to increase or may decline.

We depend on five independent foundry subcontractors to manufacture substantially all of our current products, and any failure to secure and maintain sufficient foundry capacity could materially and adversely affect our business.

We do not own or operate a fabrication facility. Five third-party foundry subcontractors located in Asia manufacture substantially all of our semiconductor devices in current production. Availability of foundry capacity has at times in the past been reduced due to strong demand. In addition, a recurrence of severe acute respiratory syndrome, or SARS, the occurrence of a significant outbreak of avian influenza among humans, or another public health emergency in Asia could further affect the production capabilities of our manufacturers by resulting in quarantines or closures. If we are unable to secure sufficient capacity at our existing foundries, or in the event of a quarantine or closure at any of these foundries, our revenues, cost of revenues and results of operations would be negatively impacted.

In September 1999 two of our foundries' principal facilities were affected by a significant earthquake in Taiwan. As a consequence of this earthquake, they suffered power outages and equipment damage that impaired their wafer deliveries, which, together with strong demand, resulted in wafer shortages and higher wafer pricing industrywide. If any of our foundries experiences a shortage in capacity, suffers any damage to its facilities, experiences power outages, suffers an adverse outcome in pending or future litigation, or encounters financial difficulties or any other disruption of foundry capacity, we may encounter supply delays or disruptions, and we may need to qualify an alternative foundry. Even our current foundries need to have new manufacturing processes qualified if there is a disruption in an existing process. We typically require several months to qualify a new foundry or process before we can begin shipping products from it. If we cannot accomplish this qualification in a timely manner, we may experience a significant interruption in supply of the affected products.

Because we rely on outside foundries with limited capacity, we face several significant risks, including:

- a lack of guaranteed wafer supply and potential wafer shortages and higher wafer prices;
- limited control over delivery schedules, quality assurance, manufacturing yields and production costs; and
- the unavailability of, or potential delays in obtaining access to, key process technologies.

In addition, the manufacture of integrated circuits is a highly complex and technologically demanding process. Although we work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries have from time to time experienced lower than anticipated manufacturing yields. This often occurs during the production of new products or the installation and start-up of new process technologies. Poor yields from our foundries could result in product shortages or delays in product shipments, which could seriously harm our relationships with our customers and materially and adversely affect our results of operations.

The ability of each foundry to provide us with semiconductor devices is limited by its available capacity and existing obligations. Although we have entered into contractual commitments to supply specified levels of products to some of our customers, we do not have a long-term volume purchase agreement or a significant guaranteed level of production capacity with any of our foundries. Foundry capacity may not be available when we need it or at reasonable prices. Availability of foundry capacity has in the recent past been reduced from time to time due to strong demand. Foundries can allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. It is possible that foundry customers that are larger and better financed than we are, or that have long-term agreements with our main foundries, may induce our foundries to reallocate capacity to them. This reallocation could impair our ability to secure the supply of components that we need. Although we use five independent foundries to manufacture substantially all of our semiconductor products, each component is typically manufactured at only one or two foundries at any given time, and if any of our foundries is unable to provide us with components as needed, we could experience significant delays in securing sufficient supplies of those components. Also, our third party foundries typically migrate capacity to newer, state-of-the-art manufacturing processes on a regular basis, which may create capacity shortages for our products designed to be manufactured on an older process. We cannot assure you that any of our existing or new foundries will be able to produce integrated circuits with acceptable manufacturing yields, or that our foundries will be able to deliver enough semiconductor devices to us on a timely basis, or at reasonable prices. These and other related factors could impair our ability to meet our customers' needs and have a material and adverse effect on our operating results.

Although we may utilize new foundries for other products in the future, in using new foundries we will be subject to all of the risks described in the foregoing paragraphs with respect to our current foundries.

We depend on third-party subcontractors to assemble, obtain packaging materials for, and test substantially all of our current products. If we lose the services of any of our subcontractors or if these subcontractors are unable to obtain sufficient packaging materials, shipments of our products may be disrupted, which could harm our customer relationships and adversely affect our net sales.

We do not own or operate an assembly or test facility. Eight third-party subcontractors located in Asia assemble, obtain packaging materials for, and test substantially all of our current products. Because we rely on third-party subcontractors to perform these functions, we cannot directly control our product delivery schedules and quality assurance. This lack of control has resulted, and could in the future result, in product shortages or quality assurance problems that could delay shipments of our products or increase our manufacturing, assembly or testing costs.

In the past we and others in our industry experienced a shortage in the supply of packaging substrates that we use for our products. If our third-party subcontractors are unable to obtain sufficient packaging materials for our products in a timely manner, we may experience a significant product shortage or delay in product shipments, which could seriously harm our customer relationships and materially and adversely affect our net sales.

We do not have long-term agreements with any of our assembly or test subcontractors and typically procure services from these suppliers on a per order basis. If any of these subcontractors experiences capacity constraints or financial difficulties, suffers any damage to its facilities, experiences power outages or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. Due to the amount of time that it usually takes us to qualify assemblers and testers, we could experience significant delays in product shipments if we are required to find alternative assemblers or testers for our components. Any problems that we may encounter with the delivery, quality or cost of our products could damage our customer relationships and materially and adversely affect our results of operations. We are continuing to develop relationships with additional third-party subcontractors to assemble and test our products. However, even if we use these new subcontractors, we will continue to be subject to all of the risks described above.

Our stock price is highly volatile. Accordingly, you may not be able to resell your shares of common stock at or above the price you paid for them.

The market price of our Class A common stock has fluctuated substantially in the past and is likely to continue to be highly volatile and subject to wide fluctuations. Since January 1, 2002 our Class A common stock has traded at prices as low as $6.35 and as high as $50.00 per share. Fluctuations have occurred and may continue to occur in response to various factors, many of which we cannot control, including:

- quarter-to-quarter variations in our operating results;
- changes in accounting rules, particularly those related to the expensing of stock options;

- newly-instituted litigation or an adverse decision or outcome in litigation;
- announcements of changes in our senior management;
- the gain or loss of one or more significant customers or suppliers;
- announcements of technological innovations or new products by our competitors, customers or us;
- the gain or loss of market share in any of our markets;
- general economic and political conditions and specific conditions in the semiconductor industry and the wired and wireless communications markets, including seasonality in sales of consumer products into which our products are incorporated;
- continuing international conflicts and acts of terrorism;
- changes in earnings estimates or investment recommendations by analysts;
- changes in investor perceptions; or
- changes in expectations relating to our products, plans and strategic position or those of our competitors or customers.

In addition, the market prices of securities of Internet-related, semiconductor and other technology companies have been volatile. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. Accordingly, you may not be able to resell your shares of common stock at or above the price you paid. In the past, we and other companies that have experienced volatility in the market price of their securities have been, and in the future we may be, the subject of securities class action litigation.

The independent foundries upon which we rely to manufacture substantially all of our current products, as well as our own California and Singapore facilities, are located in regions that are subject to earthquakes and other natural disasters.

Two of the five third-party foundries upon which we rely to manufacture substantially all of our semiconductor devices are located in Taiwan. Taiwan has experienced significant earthquakes in the past and could be subject to additional earthquakes. Any earthquake or other natural disaster, such as a tsunami, in a country in which any of our foundries is located could significantly disrupt our foundries' production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of wafers and possibly in higher wafer prices.

Our California facilities, including our principal executive offices and major design centers, are located near major earthquake fault lines. Our international distribution center is located in Singapore, which could also be subject to an earthquake, tsunami or other natural disaster. If there is a major earthquake or any other natural disaster in a region where one or more of our facilities are located, our operations could be significantly disrupted. Although we have established business interruption plans to prepare for any such event, we cannot guarantee that we will be able to effectively address all interruptions that such an event could cause.

Any supply disruption or business interruption could materially and adversely affect our business, financial condition and results of operations.

Changes in current or future laws or regulations or the imposition of new laws or regulations by federal or state agencies or foreign governments could impede the sale of our products or otherwise harm our business.

Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere could materially and adversely affect our business.

The effects of regulation on our customers or the industries in which they operate may materially and adversely impact our business. For example, the Federal Communications Commission has broad jurisdiction over each of our target markets in the United States. Although current FCC regulations and the laws and regulations of other federal or state agencies are not directly applicable to our products, they do apply to much of the equipment into which our products are incorporated. FCC regulatory policies that affect the ability of cable or satellite operators or telephone companies to offer certain services to their customers or other aspects of their business may impede sales of our products in the United States. For example, in the past we have experienced delays when products incorporating our chips failed to comply with FCC emissions specifications.

In addition, we and our customers are subject to various import and export regulations of the United States government. Changes in or violations of such regulations could materially and adversely affect our business, financial condition and results of operations. Additionally, various government export regulations apply to the encryption or other features contained in some of our products. We have made numerous filings and applied for and received a number of export licenses under these regulations. However, if we fail to continue to receive licenses or otherwise comply with these regulations, we may be unable to manufacture the affected products at our foreign foundries or to ship these products to certain customers located outside of the United States.

We and our customers may also be subject to regulation by countries other than the United States. Foreign governments may impose tariffs, duties and other import restrictions on components that we obtain from non-domestic suppliers and may impose export restrictions on products that we sell internationally. These tariffs, duties or restrictions could materially and adversely affect our business, financial condition and results of operations.

Due to environmental concerns, the use of lead and other hazardous substances in electronic components and systems is receiving increased attention. In response, the European Union passed the Restriction on Hazardous Substances, or RoHS, Directive, legislation that limits the use of lead and other hazardous substances in electrical equipment. The RoHS Directive became effective July 1, 2006. We believe that, absent any unforeseen delays, our current product designs and material supply chains will allow production to continue in compliance with the RoHS Directive and without interruption. However, it is possible that unanticipated supply shortages or delays may occur as a result of these new regulations.

Our co-founders, directors, executive officers and their affiliates can control the outcome of matters that require the approval of our shareholders, and accordingly we will not be able to engage in certain transactions without their approval.

As of December 31, 2006 our co-founders, directors, executive officers and their respective affiliates beneficially owned 14.1% of our outstanding common stock and held 59.9% of the total voting power held by our shareholders. Accordingly, these shareholders currently have enough voting power to control the outcome of matters that require the approval of our shareholders. These matters include the election of our Board of Directors, the issuance of additional shares of Class B common stock, and the approval of most significant corporate transactions, including certain mergers and consolidations and the sale of substantially all of our assets. In particular, as of December 31, 2006 our two founders, Dr. Henry T. Nicholas III, who is no longer an officer or director of Broadcom, and Dr. Henry Samueli, our Chairman of the Board and Chief Technical Officer, beneficially owned a total of 13.3% of our outstanding common stock and held 59.4% of the total voting power held by our shareholders. Because of their significant voting stock ownership, we will not be able to engage in certain transactions, and our shareholders will not be able to effect certain actions or transactions, without the approval of one or both of these shareholders. These actions and transactions include changes in the composition of our Board of Directors, certain mergers, and the sale of control of our company by means of a tender offer, open market purchases or other purchases of our Class A common stock, or otherwise. Repurchases of shares of our Class A common stock under our share repurchase program will result in an increase in the total voting power of our co-founders, directors, executive officers and their affiliates, as well as other continuing shareholders.

Our articles of incorporation and bylaws contain anti-takeover provisions that could prevent or discourage a third party from acquiring us.

Our articles of incorporation and bylaws contain provisions that may prevent or discourage a third party from acquiring us, even if the acquisition would be beneficial to our shareholders. In addition, we have in the past issued and may in the future issue shares of Class B common stock in connection with certain acquisitions, upon exercise of certain stock options, and for other purposes. Class B shares have superior voting rights entitling the holder to ten votes for each share held on matters that we submit to a shareholder vote (as compared to one vote per share in the case of our Class A common stock) as well as the right to vote separately as a class (i) as required by law and (ii) in the case of a proposed issuance of additional shares of Class B common stock, unless such issuance is approved by at least two-thirds of the members of the Board of Directors then in office. Our Board of Directors also has the authority to fix the rights and preferences of shares of our preferred stock and to issue shares of common or preferred stock without a shareholder vote. It is possible that the provisions in our charter documents, the exercise of supervoting rights by holders of our Class B common stock, our co-founders', directors' and officers' ownership of a majority of the Class B common stock, or the ability of our Board of Directors to issue preferred stock or additional shares of Class B common stock may prevent or discourage third parties from acquiring us, even if the acquisition would be beneficial to our shareholders. In addition, these factors may discourage third parties from bidding for our Class A common stock at a premium over the market price for our stock. These factors may also materially and adversely affect voting and other rights of the holders of our common stock and the market price of our Class A common stock.

Item 1B. *Unresolved Staff Comments*

None

Item 2. *Properties*

We lease facilities in Irvine (our corporate headquarters) and Santa Clara County, California. Each of these facilities includes administration, sales and marketing, research and development and operations functions. In addition to our principal design facilities in Irvine and Santa Clara County, we lease additional design facilities in Tempe, Arizona; San Diego County, California; Colorado Springs, Fort Collins, and Longmont, Colorado; Duluth, Georgia; Germantown, Maryland; Andover, Massachusetts; Matawan, New Jersey; Austin, Texas and Seattle, Washington, among other locations.

Internationally, we lease a distribution center that includes engineering design and administrative facilities in Singapore as well as engineering design and administrative facilities in Belgium, Canada, China, Denmark, France, Greece, India, Israel, Japan, Korea, the Netherlands, Taiwan and the United Kingdom, among other locations.

In addition, we lease various sales and marketing facilities in the United States and several other countries.

The leased facilities comprise an aggregate of approximately 1.9 million square feet. Our principal facilities have lease terms that expire at various dates through 2014. In December 2004 we entered into a lease agreement under which our corporate headquarters will move from our present location to a new, larger facility in Irvine, which will consist of eight buildings with an aggregate of approximately 0.7 million square feet. The lease term is a period of ten years and two months beginning after the completion of the first two buildings and related tenant improvements, which is anticipated to occur in the first half of 2007.

We believe that the facilities under lease will be adequate for at least the next 12 months. For additional information regarding our obligations under property leases, see Note 6 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report.

Item 3. *Legal Proceedings*

The information set forth under Note 11 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report, is incorporated herein by reference. For an additional discussion of certain risks associated with legal proceedings, see the section entitled "Risk Factors" in Item 1A of this Report.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders in the three months ended December 31, 2006.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information and Holders

Our Class A common stock is traded on the Nasdaq Global Select Market (previously the Nasdaq National Market) under the symbol BRCM. The following table sets forth, for the periods indicated, the high and low sale prices for our Class A common stock on the Nasdaq Global Select Market:

	High	Low
Year Ended December 31, 2006		
Fourth Quarter	$37.50	$26.80
Third Quarter	31.27	21.98
Second Quarter	46.97	28.71
First Quarter	50.00	30.96
Year Ended December 31, 2005		
Fourth Quarter	$33.28	$26.38
Third Quarter	31.41	23.77
Second Quarter	25.67	18.25
First Quarter	22.71	19.40

As of December 31, 2006 and 2005 there were 1,448 and 1,725 record holders of our Class A common stock and 213 and 263 record holders of our Class B common stock, respectively. On February 16, 2007 the last reported sale price of our Class A common stock on the Nasdaq Global Select Market was $35.25 per share.

Our Class B common stock is not publicly traded. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and in most instances automatically converts upon sale or other transfer.

Stock Performance Graphs

The graphs below show a comparison of the cumulative total shareholder return on our Class A common stock with the cumulative total return on the S&P 500 Index, the NASDAQ Stock Market (U.S.) Index and the Philadelphia Semiconductor Index over the five year period ended December 31, 2006 and, consistent with prior presentations in our proxy statements, for the period from April 17, 1998 (the first trading date of our Class A common stock) through December 31, 2006. Each graph assumes $100 invested at the indicated starting date in our Class A common stock and in each of the market indices, with the reinvestment of all dividends. We have not paid or declared any cash dividends on our Class A common stock and do not anticipate paying any cash dividends in the foreseeable future. Shareholder returns over the indicated periods should not be considered indicative of future stock prices or shareholder returns.

COMPARISON OF CUMULATIVE TOTAL RETURN FOR THE FIVE YEAR PERIOD ENDED DECEMBER 31, 2006


DOLLARS
160
140
120
100
80
60
40
20
0
12/01
12/02
12/03
12/04
12/05
12/06

COMPARISON OF CUMULATIVE TOTAL RETURN FOR THE PERIOD APRIL 17, 1998 THROUGH DECEMBER 31, 2006


DOLLARS
1,200
1,000
800
600
400
200
0
4/17/98
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
Broadcom Corporation
S&P 500 Index
Philadelphia Semiconductor Index
Nasdaq Composite Index

Dividend Policy

We have never declared or paid cash dividends on shares of our capital stock. We currently intend to retain all of our earnings, if any, for use in our business and in acquisitions of other businesses, assets, products or technologies, and for purchases of our common stock from time to time. We do not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

The information under the caption "Equity Compensation Plan Information," appearing in the Proxy Statement, is hereby incorporated by reference. For additional information on our stock incentive plans and activity, see Note 8 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report.

Recent Sales of Unregistered Securities

In the three months ended December 31, 2006, we issued an aggregate of 0.1 million shares of our Class A common stock upon conversion of a like number of shares of our Class B common stock. The offers and sales of those securities were effected without registration in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

Issuer Purchases of Equity Securities

In February 2005 our Board of Directors authorized a program to repurchase shares of our Class A common stock. The Board approved the repurchase of shares having an aggregate value of up to $250 million from time to time over a period of one year, depending on market conditions and other factors. In January 2006 the Board approved an amendment to the share repurchase program extending the program through January 26, 2007 and authorizing the repurchase of additional shares of our Class A common stock having a total market value of up to $500 million. On July 24, 2006 the Board decided to suspend purchasing shares of our Class A common stock under the share repurchase program as a result of the then-pending voluntary review of our equity award practices. From the time the program was first implemented through December 31, 2006, we repurchased a total of 12.8 million shares of Class A common stock at a weighted average price of $33.47 per share.

In February 2007 the Board authorized a new program to repurchase shares of our Class A common stock. The Board approved the repurchase of shares having an aggregate market value of up to $1.0 billion, depending on market conditions and other factors. Repurchases under the program may be made at any time and from time to time during the 12 to 18 month period that commenced February 12, 2007.

Repurchases under our share repurchase programs were and will be made in open market or privately negotiated transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Item 6. *Selected Consolidated Financial Data*

	Years Ended December 31,				
	2006	2005(2)	2004(2)	2003(2)	2002(2)
	(In thousands, except per share data)				
Consolidated Statements of Operations Data					
Net revenue	$3,667,818	$2,670,788	$2,400,610	$ 1,610,095	$ 1,082,948
Cost of revenue(1)	1,795,565	1,267,799	1,196,767	866,359	623,005
Gross profit	1,872,253	1,402,989	1,203,843	743,736	459,943
Operating expense:					
Research and development(1)	1,117,014	681,047	598,697	732,386	1,000,303
Selling, general and administrative(1)	504,012	274,260	244,037	259,258	342,287
Amortization of purchased intangible assets	2,347	4,033	3,703	3,504	22,387
In-process research and development	5,200	43,452	63,766	—	—
Settlement costs	—	110,000	68,700	194,509	3,000
Impairment of goodwill and other intangible assets	—	500	18,000	439,611	1,265,038
Restructuring costs (reversal)	—	(2,500)	—	2,932	119,680
Stock option exchange(1)	—	—	—	413,161	—
Income (loss) from operations	243,680	292,197	206,940	(1,301,625)	(2,292,752)
Interest income, net	118,997	51,207	15,010	6,828	12,183
Other income (expense), net	3,964	3,465	7,317	26,053	(32,750)
Income (loss) before income taxes	366,641	346,869	229,267	(1,268,744)	(2,313,319)
Provision (benefit) for income taxes	(12,400)	(20,220)	56,082	25,127	471,707
Net income (loss)	$ 379,041	$ 367,089	$ 173,185	$(1,293,871)	$(2,785,026)
Net income (loss) per share (basic)(3)	$ 0.69	$ 0.72	$ 0.36	$ (2.95)	$ (6.93)
Net income (loss) per share (diluted)(3)	$ 0.64	$ 0.66	$ 0.33	$ (2.95)	$ (6.93)

	December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Consolidated Balance Sheet Data					
Cash and cash equivalents	$2,158,110	$1,437,276	$ 858,592	$ 558,669	$ 389,555
Working capital	2,673,087	1,736,382	1,085,099	491,830	187,767
Goodwill and purchased intangible assets, net	1,214,174	1,156,934	1,079,262	834,319	1,252,639
Total assets	4,876,766	3,752,199	2,885,839	2,017,622	2,216,153
Long-term debt, including current portion	—	—	—	—	113,470
Total shareholders' equity	4,191,666	3,140,567	2,363,743	1,489,408	1,644,521

(1) Includes stock-based compensation expense resulting from stock options and restricted stock units we issued or assumed in acquisitions, as well as the effects of our stock option exchange program in 2003. See Note 8 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report.

(2) The amounts included in 2006 reflect the adoption of SFAS 123R, effective January 1, 2006. Had Broadcom applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, or SFAS 123, in prior periods, we would have reported net losses of $94.8 million, $608.6 million, $2.062 billion and $3.782 billion in 2005, 2004, 2003 and 2002, respectively. We would have reported net losses per share (basic and diluted) of $0.19, $1.27, $4.71 and $9.41 in 2005, 2004, 2003 and 2002, respectively. See Notes 1 and 8 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report.

(3) See Notes 1 and 2 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report, for an explanation of the calculation of net income (loss) per share.

The following table presents details of the total stock-based compensation expense that is *included* in each functional line item in the consolidated statements of operations data above:

	Years Ended December 31,				
	2006[1]	2005	2004	2003	2002
			(In thousands)		
Supplemental Data on Stock-Based Compensation Expense					
Cost of revenue	$ 24,589	$ 4,177	$ 4,776	$ 44,522	$ 31,525
Research and development	307,096	68,606	102,253	298,081	538,499
Selling, general and administrative	136,679	29,232	30,897	69,053	177,020
Stock option exchange	—	—	—	410,381	—
	$ 468,364	$ 102,015	$ 137,926	$ 822,037	$ 747,044

(1) The amounts included in 2006 reflect the adoption of SFAS 123R, effective January 1, 2006.

The tables above set forth our selected consolidated financial data. We prepared this information using the consolidated financial statements of Broadcom for the five years ended December 31, 2006. Certain amounts in the selected consolidated financial data above have been reclassified to conform to the 2006 presentation. The consolidated financial statements include the results of operations of acquisitions commencing on their respective acquisition dates. See Note 3 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report.

You should read this selected consolidated financial data together with the Consolidated Financial Statements and related Notes contained in this Report and in our 2005 Form 10-K/A and in our subsequent reports filed with the SEC, as well as the section of this Report and our other reports entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Share and per share information presented in this Report has been adjusted to reflect all splits and dividends of our common stock subsequent to April 16, 1998, including the three-for-two stock split effected February 21, 2006 through the payment of a stock dividend.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and related Notes thereto included in Part IV, Item 15 of this Report and the "Risk Factors" included in Part I, Item 1A of this Report, as well as other cautionary statements and risks described elsewhere in this Report, before deciding to purchase, hold or sell our common stock.

Equity Award Review

We recently completed a voluntary review of our equity award practices. The voluntary review, which commenced in May 2006 and covered all grants of options and other equity awards made since our initial public offering in April 1998, was directed by the Audit Committee of our Board of Directors. Based on the results of the equity award review, the Audit Committee concluded that, pursuant to APB 25 and related interpretations, the accounting measurement dates for most of the stock option grants awarded between June 1998 and May 2003, covering options to purchase 232.9 million shares of our Class A or Class B common stock, differed from the measurement dates previously used for such awards. As a result, revised measurement dates were applied to the affected option grants and Broadcom recorded a total of $2.259 billion in additional stock-based compensation expense for the years 1998 through 2005. After related tax adjustments of $38.7 million, the restatement resulted in total net adjustments of $2.220 billion for the years 1998 through 2005. This amount was net of forfeitures related to employee terminations. The additional stock-based compensation expense was amortized over the service period relating to each option, typically four years, with approximately 95% of the total expense recorded in years prior to 2004. In addition, $17.2 million of net adjustments were recorded in connection with our equity award review in the three months ended March 31, 2006.

None of the grants requiring measurement date adjustment was made to our co-founders or to any current or former member of our Board of Directors.

As a consequence of these adjustments, our audited consolidated financial statements and related disclosures for the three years ended December 31, 2005 and our consolidated statements of operations and consolidated balance sheet data for the five years ended December 31, 2005, included in "Selected Consolidated Financial Data" in Part II, Item 6 of our 2005 Form 10-K/A were restated. We also restated the stock-based compensation expense footnote information calculated under SFAS 123 and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*, under the disclosure-only alternatives of those pronouncements for the years 2003 through 2005.

The adjustments did not affect Broadcom's previously-reported revenue, cash, cash equivalents or marketable securities balances in any of the restated periods.

Financial information included in the reports on Form 10-K, Form 10-Q and Form 8-K previously filed by Broadcom, and the related opinions of our independent registered public accounting firm, and all earnings press releases and similar communications issued by us, for all periods ended on or before March 31, 2006, should not be relied upon and have been superseded in their entirety by the information contained in our 2005 Form 10-K/A and our amended Quarterly Report on Form 10-Q/A for the three months ended March 31, 2006, each filed January 23, 2007.

Overview

Broadcom Corporation is a major technology innovator and global leader in semiconductors for wired and wireless communications. Our products enable the delivery of voice, video, data and multimedia to and throughout the home, the office and the mobile environment. Broadcom provides the industry's broadest portfolio of state-of-the-art system-on-a-chip and software solutions to manufacturers of computing and networking equipment, digital entertainment and broadband access products, and mobile devices. Our diverse product portfolio includes solutions for digital cable, satellite and Internet Protocol (IP) set-top boxes and media servers; high definition television (HDTV); high definition DVD players and personal video recording (PVR) devices; cable and DSL modems and residential gateways; high-speed transmission and switching for local, metropolitan, wide area and storage networking; SystemI/O server solutions; broadband network and security processors; wireless and personal area networking; cellular communications; mobile multimedia and applications processors; mobile power management; and Voice over Internet Protocol (VoIP) gateway and telephony systems.

Net Revenue. We sell our products to leading manufacturers of wired and wireless communications equipment in each of our target markets. Because we leverage our technologies across different markets, certain of our integrated circuits may be incorporated into equipment used in multiple markets. We utilize independent foundries to manufacture all of our semiconductor products.

Our net revenue is generated principally by sales of our semiconductor products. Such sales represented 99.4%, 99.1% and 99.0% of our total net revenue in 2006, 2005 and 2004, respectively. We derive the remainder of our net revenue predominantly from software licenses, development agreements, support and maintenance agreements and cancellation fees.

The majority of our sales occur through the efforts of our direct sales force. Sales made through distributors represented 14.9%, 15.6% and 9.6% of our total net revenue in 2006, 2005 and 2004, respectively.

The demand for our products has been affected in the past, and may continue to be affected in the future, by various factors, including, but not limited to, the following:

- general economic and market conditions in the semiconductor industry and wired and wireless communications markets;
- the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory;
- our ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a cost effective and timely manner;
- seasonality in the demand for consumer products into which our solutions are incorporated;
- the rate at which our present and future customers and end-users adopt our products and technologies in our target markets; and
- the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products.

For these and other reasons, our net revenue and results of operations in 2006 and prior periods may not necessarily be indicative of future net revenue and results of operations.

From time to time, our key customers place large orders causing our quarterly net revenue to fluctuate significantly. We expect that these fluctuations will continue and that they may be exaggerated by the increasing volume of Broadcom solutions that are incorporated into consumer products, sales of which are typically subject to greater seasonality and greater volume fluctuations than non-consumer OEM products.

Sales to our significant customers, including sales to their manufacturing subcontractors, as a percentage of net revenue were as follows:

	Years Ended December 31,		
	2006	**2005**	**2004**
Motorola	15.4%	15.5%	12.4%
Cisco[(1)]	11.2	12.4	11.0
Hewlett-Packard	*	*	12.9
Five largest customers as a group	46.5	48.5	53.0

* Less than 10% of net revenue.

(1) Includes sales to Scientific-Atlanta, which was acquired by Cisco in February 2006, for all periods presented.

We expect that our largest customers will continue to account for a substantial portion of our net revenue in 2007 and for the foreseeable future. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Net revenue derived from all independent customers located outside the United States, excluding foreign subsidiaries or manufacturing subcontractors of customers that are headquartered in the United States, as a percentage of total net revenue was as follows:

	Years Ended December 31,		
	2006	2005	2004
Asia (primarily in Japan, Taiwan, Korea and China)	19.5%	17.8%	15.0%
Europe (primarily in France and the United Kingdom)	8.4	7.6	6.4
Other	0.3	0.4	0.2
	28.2%	25.8%	21.6%

Net revenue derived from shipments to international destinations, primarily to Asia (including foreign subsidiaries or manufacturing subcontractors of customers that are headquartered in the United States), represented 86.5%, 84.5% and 79.0% of our net revenue in 2006, 2005 and 2004, respectively.

All of our revenue to date has been denominated in U.S. dollars.

Gross Margin. Our gross margin, or gross profit as a percentage of net revenue, has been affected in the past, and may continue to be affected in the future, by various factors, including, but not limited to, the following:

- our product mix and volume of product sales;
- stock-based compensation expense;
- the position of our products in their respective life cycles;
- the effects of competition;
- the effects of competitive pricing programs;
- manufacturing cost efficiencies and inefficiencies;
- fluctuations in direct product costs such as wafer pricing and assembly, packaging and testing costs, and overhead costs;
- product warranty costs;
- provisions for excess or obsolete inventories;
- amortization of purchased intangible assets; and
- licensing and royalty arrangements.

Net Income (Loss). Our net income (loss) has been affected in the past, and may continue to be affected in the future, by various factors, including, but not limited to, the following:

- stock-based compensation expense;
- in-process research and development, or IPR&D;
- litigation costs;
- settlement costs;
- amortization of purchased intangible assets;
- impairment of goodwill and other intangible assets;
- income tax benefits from adjustments to tax reserves of foreign subsidiaries;
- gain (loss) on strategic investments; and
- restructuring costs or reversals thereof.

In 2006 our net income was $379.0 million as compared to $367.1 million in 2005, a difference of $11.9 million. Although our net revenue increased by $997.0 million or 37.3% to $3.668 billion, our gross margin decreased by 1.5 percentage point and our operating expenses increased $517.8 million. The increase in operating expenses included an increase of $366.3 million in stock-based compensation expense as a direct result of the adoption of SFAS 123R and higher employee related costs due to increased headcount, partially offset by the fact that the company incurred no settlement costs and lower IPR&D costs and experienced an increase in interest income of $67.8 million in 2006.

Product Cycles. The cycle for test, evaluation and adoption of our products by customers can range from three to more than six months, with an additional three to more than nine months before a customer commences volume production of equipment incorporating our products. Due to this lengthy sales cycle, we may experience significant delays from the time we incur expenses for research and development, selling, general and administrative efforts, and investments in inventory, to the time we generate corresponding revenue, if any. The rate of new orders may vary significantly from month to month and quarter to quarter. If anticipated sales or shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our results of operations for that quarter, and potentially for future quarters, would be materially and adversely affected.

Acquisition Strategy. An element of our business strategy involves the acquisition of businesses, assets, products or technologies that allow us to reduce the time required to develop new technologies and products and bring them to market, incorporate enhanced functionality into and complement our existing product offerings, augment our engineering workforce, and/or enhance our technological capabilities. We plan to continue to evaluate strategic opportunities as they arise, including acquisitions and other business combination transactions, strategic relationships, capital infusions and the purchase or sale of assets.

In 2006, 2005 and 2004 we completed 12 acquisitions for original total equity consideration of $296.6 million and cash consideration of $277.5 million. In 2006 we acquired Sandburst Corporation, a fabless semiconductor company specializing in the design and development of packet switching and routing systems-on-a-chip that are deployed in enterprise core and metropolitan Ethernet networks, and Encentrus Systems, Inc., a developer of media center technology. In 2005 we acquired Alliant Networks, Inc., a developer of WLAN embedded software; Zeevo, Inc., a developer of Bluetooth headset chipsets; Siliquent Technologies Inc., a developer of 10 Gigabit Ethernet server controllers; and Athena Semiconductors, Inc., a developer of mobile digital television tuner and low power Wi-Fi technology. In 2004 we acquired RAIDCore, Inc., a developer of redundant array of inexpensive disks, or RAID, and virtualization software; Sand Video, Inc., a developer of advanced video compression semiconductor technology; M-Stream, Inc., a developer of technology for signal-to-noise ratio performance improvements in cellular handsets; WIDCOMM, Inc., a provider of software solutions for Bluetooth wireless products; Zyray Wireless Inc., a developer of baseband co-processors addressing UMTS mobile devices; and Alphamosaic Limited, a developer of advanced mobile imaging, multimedia and 3D graphics technology optimized for use in cellular phones and other mobile devices. Because each of these acquisitions was accounted for as a purchase transaction, the accompanying consolidated financial statements include the results of operations of the acquired companies commencing on their respective acquisition dates. See Note 3 of Notes to Consolidated Financial Statements.

Business Enterprise Segments. We operate in one reportable operating segment, wired and wireless broadband communications. SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, or SFAS 131, establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. Although we had four operating segments at December 31, 2006, under the aggregation criteria set forth in SFAS 131 we operate in only one reportable operating segment, wired and wireless broadband communications.

Under SFAS 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

- the nature of products and services;
- the nature of the production processes;
- the type or class of customer for their products and services; and
- the methods used to distribute their products or provide their services.

We meet each of the aggregation criteria for the following reasons:

- the sale of integrated circuits is the only material source of revenue for each of our four operating segments;
- the integrated circuits sold by each of our operating segments use the same standard CMOS manufacturing processes;

- the integrated circuits marketed by each of our operating segments are sold to one type of customer: manufacturers of wired and wireless communications equipment, which incorporate our integrated circuits into their electronic products; and
- all of our integrated circuits are sold through a centralized sales force and common wholesale distributors.

All of our operating segments share similar economic characteristics as they have a similar long term business model, operate at similar gross margins, and have similar research and development expenses and similar selling, general and administrative expenses. The causes for variation among each of our operating segments are the same and include factors such as (i) life cycle and price and cost fluctuations, (ii) number of competitors, (iii) product differentiation and (iv) size of market opportunity. Additionally, each operating segment is subject to the overall cyclical nature of the semiconductor industry. The number and composition of employees and the amounts and types of tools and materials required are similar for each operating segment. Finally, even though we periodically reorganize our operating segments based upon changes in customers, end markets or products, acquisitions, long-term growth strategies, and the experience and bandwidth of the senior executives in charge, the common financial goals for each operating segment remain constant.

Because we meet each of the criteria set forth in SFAS 131 and our four operating segments as of December 31, 2006 share similar economic characteristics, we aggregate our results of operations into one reportable operating segment.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses in the reporting period. We regularly evaluate our estimates and assumptions related to allowances for doubtful accounts, sales returns and allowances, warranty reserves, inventory reserves, stock-based compensation expense, goodwill and purchased intangible asset valuations, strategic investments, deferred income tax asset valuation allowances, restructuring costs, litigation and other loss contingencies. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

- *Net Revenue.* We recognize product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) our price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met at the time of product shipment. However, we do not recognize revenue until all customer acceptance requirements have been met, when applicable. A portion of our sales are made through distributors under agreements allowing for pricing credits and/or rights of return. Product revenue on sales made through these distributors is not recognized until the distributors ship the product to their customers. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Shipping documents and the completion of any customer acceptance requirements, when applicable, are used to verify product delivery or that services have been rendered. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess the collectibility of our accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

- *Sales Returns and Allowance for Doubtful Accounts.* We record reductions to revenue for estimated product returns and pricing adjustments, such as competitive pricing programs and rebates, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in rebate agreements, and other factors known at the time. Additional reductions to revenue would result if actual product returns or pricing adjustments exceed our estimates. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of any of our customers were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances could be required.

- *Inventory and Warranty Reserves.* We establish inventory reserves for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves could be required. Our products typically carry a one to three year warranty. We establish reserves for estimated product warranty costs at the time revenue is recognized. Although we engage in extensive product quality programs and processes, our warranty obligation has been and may in the future be affected by product failure rates, product recalls, repair or field replacement costs and additional development costs incurred in correcting any product failure, as well as possible claims for consequential costs. Should actual product failure rates, use of materials or service delivery costs differ from our estimates, additional warranty reserves could be required. In that event, our gross profit and gross margins would be reduced.

- *Stock-Based Compensation Expense.* Effective January 1, 2006 we adopted SFAS 123R, which requires all share-based payments, including grants of stock options, restricted stock units and employee stock purchase rights, to be recognized in our financial statements based on their respective grant date fair values. Under this standard, the fair value of each employee stock option and employee stock purchase right is estimated on the date of grant using an option pricing model that meets certain requirements. We currently use the Black-Scholes option pricing model to estimate the fair value of our share-based payments. The Black-Scholes model meets the requirements of SFAS 123R but the fair values generated by the model may not be indicative of the actual fair values of our stock-based awards as it does not consider certain factors important to stock-based awards, such as continued employment and periodic vesting requirements and limited transferability. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We use the implied volatility for traded options on our stock as the expected volatility assumption required in the Black-Scholes model. Our selection of the implied volatility approach is based on the availability of data regarding actively traded options on our stock as we believe that implied volatility is more representative than historical volatility. The expected life of the stock options is based on historical and other economic data trended into the future. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our stock options and stock purchase rights. The dividend yield assumption is based on our history and expectation of dividend payouts. The fair value of our restricted stock units is based on the fair market value of our Class A common stock on the date of grant. Stock-based compensation expense recognized in our financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. The amount of stock-based compensation expense in 2006 and thereafter will be reduced for estimated forfeitures based on historical experience. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We will evaluate the assumptions used to value stock awards on a quarterly basis. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. To the extent that we grant additional equity securities to employees or we assume unvested securities in connection with any acquisitions, our stock-based compensation expense will be increased by the additional unearned compensation resulting from those additional grants or acquisitions. Had we adopted SFAS 123R in prior periods, the magnitude of the impact of that standard on our results of operations would have approximated the impact of SFAS 123 assuming the application of the Black-Scholes option pricing model as described in the disclosure of pro forma net income (loss) and pro forma net income (loss) per share in Note 8 of our Notes to Consolidated Financial Statements.

- *Goodwill and Purchased Intangible Assets.* Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization, and the amount assigned to in-process research and development is expensed immediately. The value of our intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology company stocks, including the valuation of our common stock, (iii) another significant slowdown in the worldwide economy or the semiconductor industry or (iv) any failure to meet the performance projections included in our forecasts of future operating results. We evaluate these assets, including purchased intangible assets deemed to have indefinite lives, on an annual basis in the fourth quarter or more frequently if we believe indicators of impairment exist. In the process of our annual impairment review, we primarily use the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies to determine the fair value of our intangible assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. The estimates we have used are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans may change and estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges.

- *Deferred Taxes and Tax Contingencies.* We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. As a result of our cumulative losses in the U.S. and certain foreign jurisdictions and the full utilization of our loss carryback opportunities, we have concluded that a full valuation allowance against our net deferred tax assets is appropriate in such jurisdictions. In certain other foreign jurisdictions where we do not have cumulative losses, we record valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. In the future, if we realize a deferred tax asset that currently carries a valuation allowance, we may record a reduction to income tax expense in the period of such realization. We record estimated income tax liabilities to the extent they are probable and can be reasonably estimated. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially to reverse previously recorded tax liabilities.

- *Litigation and Settlement Costs.* From time to time, we are involved in disputes, litigation and other legal proceedings. We prosecute and defend these matters aggressively. However, there are many uncertainties associated with any litigation, and we cannot assure you that these actions or other third party claims against us will be resolved without costly litigation and/or substantial settlement charges. In addition the resolution of any future intellectual property litigation may require us to pay damages for past infringement or one-time license fees or running royalties, which could adversely impact gross profit and gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the type of work that employees involved in such litigation may perform for Broadcom. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected. We record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated. However, the actual liability in any such litigation may be materially different from our estimates, which could result in the need to record additional costs.

Results of Operations

The following table sets forth certain Consolidated Statements of Income data expressed as a percentage of net revenue for the periods indicated:

	Years Ended December 31,		
	2006	2005	2004
Net revenue	100.0%	100.0%	100.0%
Cost of revenue[1]	49.0	47.5	49.9
Gross profit	51.0	52.5	50.1
Operating expense:			
Research and development[1]	30.5	25.5	24.9
Selling, general and administrative[1]	13.7	10.3	10.2
Amortization of purchased intangible assets	0.1	0.2	0.2
In-process research and development	0.1	1.6	2.7
Settlement costs	—	4.1	2.9
Impairment of intangible assets	—	—	0.7
Restructuring reversal	—	(0.1)	—
Income from operations	6.6	10.9	8.5
Interest income, net	3.3	1.9	0.6
Other income, net	0.1	0.1	0.3
Income before income taxes	10.0	12.9	9.4
Provision (benefit) for income taxes	(0.3)	(0.8)	2.3
Net income	10.3%	13.7%	7.1%

(1) Includes stock-based compensation expense resulting from stock options and restricted stock units we issued or assumed in acquisitions. See Note 8 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this Report.

Years Ended December 31, 2006 and 2005

Net Revenue, Cost of Revenue and Gross Profit

The following table presents net revenue, cost of revenue and gross profit for 2006 and 2005:

	Years Ended December 31,					
	2006		2005			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase	% Change
	(In thousands, except percentages)					
Net revenue	$3,667,818	100.0%	$2,670,788	100.0%	$997,030	37.3%
Cost of revenue[(1)]	1,795,565	49.0	1,267,799	47.5	527,766	41.6
Gross profit	$1,872,253	51.0%	$1,402,989	52.5%	$469,264	33.4

(1) Includes stock-based compensation expense resulting from stock options and restricted stock units we issued or assumed in acquisitions. For a further discussion of stock-based compensation expense, see the section entitled "Stock-Based Compensation Expense" below.

Net Revenue. Our revenue is generated principally by sales of our semiconductor products. Net revenue is revenue less reductions for rebates and provisions for returns and allowances. The following table presents net revenue from each of our major target markets and their respective contributions to the increase in net revenue in 2006 as compared to 2005:

	Years Ended December 31,					
	2006		2005			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase	% Change
	(In thousands, except percentages)					
Broadband communications	$1,384,969	37.8%	$ 919,798	34.4%	$465,171	50.6%
Enterprise networking	1,181,938	32.2	1,063,142	39.8	118,796	11.2
Mobile and wireless	1,100,911	30.0	687,848	25.8	413,063	60.1
Net revenue	$3,667,818	100.0%	$2,670,788	100.0%	$997,030	37.3

The 2006 increase in net revenue from our broadband communications target market resulted primarily from an increase in net revenue from solutions for broadband modems and digital set-top boxes. The 2006 increase in net revenue from our enterprise networking target market was attributable to our enterprise Ethernet and controller products. The 2006 increase in net revenue from our mobile and wireless target market resulted primarily from strength in our Bluetooth, wireless LAN and mobile multimedia product offerings.

Our broadband communications products include solutions for cable modems, DSL applications, digital cable, direct broadcast satellite and IP set-top boxes, digital TVs and high definition DVD and personal video recording devices. Our enterprise networking products include Ethernet transceivers, controllers, switches, broadband network and security processors and server chipsets. Our mobile and wireless products include wireless LAN, cellular, Bluetooth, mobile multimedia and applications processors, mobile power management and VoIP solutions.

The following table presents net revenue from each of our major target markets and their respective contributions to the increase in net revenue in the fourth quarter of 2006 as compared to the third quarter of 2006:

	Three Months Ended					
	December 31, 2006		September 30, 2006			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase (Decrease)	% Change
	(In thousands, except percentages)					
Broadband communications. .	$ 337,849	36.6%	$ 358,865	39.8%	$ (21,016)	(5.9)%
Mobile and wireless	302,224	32.7	255,967	28.4	46,257	18.1
Enterprise networking.	283,381	30.7	287,754	31.8	(4,373)	(1.5)
Net revenue.	$ 923,454	100.0%	$ 902,586	100.0%	$ 20,868	2.3

The decrease in net revenue from our broadband communications target market resulted primarily from a decrease in net revenue from solutions for digital set-top boxes, as a major customer purposefully built-up its inventory in the third quarter of 2006 due to a manufacturing transition, as well as a mix shift to lower end set-top boxes. This decrease was partially offset by an increase in net revenue in cable modems. The increase in net revenue from our mobile and wireless target market resulted primarily from strength in our Bluetooth and wireless LAN product offerings for games, handsets and PC applications, as well as our mobile communications and mobile multimedia product offerings. The decrease in net revenue from our enterprise networking target market was due to softness of sales of our controller products due to excess customer inventories and a shift from server or enterprise-related products to consumer-oriented products, offset by an increase in net revenue from our switch products.

We currently anticipate that total net revenue in the first quarter of 2007 will be approximately $890.0 million to $900.0 million, as compared to $923.5 million achieved in the fourth quarter of 2006.

We recorded rebates to certain customers of $244.1 million and $220.8 million in 2006 and 2005, respectively. We account for rebates in accordance with Financial Accounting Standards Board, or FASB, Emerging Issues Task Force, or EITF, Issue No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*, and, accordingly, record reductions to revenue for rebates in the same period that the related revenue is recorded. The amount of these reductions is based upon the terms included in our various rebate agreements. Historically, reversals of rebate accruals have not been material. We anticipate that accrued rebates will vary in future periods based on the level of overall sales to customers that participate in our rebate programs and as specific rebate programs contractually end and unclaimed rebates are no longer subject to payment. However, we do not expect rebates to impact our gross margin as our prices to these customers and corresponding revenue and margins are already net of such rebates.

Cost of Revenue and Gross Profit. Cost of revenue includes the cost of purchasing finished silicon wafers manufactured by independent foundries, costs associated with our purchase of assembly, test and quality assurance services and packaging materials for semiconductor products, amortization of purchased technology, and manufacturing overhead, including costs of personnel and equipment associated with manufacturing support, product warranty costs, provisions for excess or obsolete inventories, and stock-based compensation expense for personnel engaged in manufacturing support.

The 2006 increase in gross profit resulted primarily from the 37.3% increase in net revenue. Gross margin decreased from 52.5% in 2005 to 51.0% in 2006. The primary factors that contributed to this 1.5 percentage point decrease were (i) increases in product costs and (ii) increases in stock-based compensation expense resulting from the adoption of SFAS 123R, partially offset by (iii) improvements as a percentage of revenue of manufacturing overhead due to our significant growth.

Gross margin has been and will likely continue to be impacted by competitive pricing programs, fluctuations in silicon wafer costs and assembly, packaging and testing costs, competitive pricing requirements, product warranty costs, provisions for excess and obsolete inventories, possible future changes in product mix, and the introduction of products with lower margins, among other factors. We anticipate that our gross margin in the first quarter of 2007 will be relatively flat or increase slightly as compared to the fourth quarter of 2006. Our gross margin may also be impacted by additional stock-based compensation expense and changes therein, as discussed below, and the amortization of purchased intangible assets related to future acquisitions.

Research and Development and Selling, General and Administrative Expenses

The following table presents research and development and selling, general and administrative expenses for 2006 and 2005:

	Years Ended December 31,					
	2006		2005			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase	% Change
	(In thousands, except percentages)					
Research and development[(1)]	$1,117,014	30.5%	$681,047	25.5%	$435,967	64.0%
Selling, general and administrative[(1)]	504,012	13.7	274,260	10.3	229,752	83.8

(1) Includes stock-based compensation expense resulting from stock options and restricted stock units we issued or assumed in acquisitions. For a further discussion of stock-based compensation expense, see the section entitled "Stock-Based Compensation Expense" below.

Research and Development Expense. Research and development expense consists primarily of salaries and related costs of employees engaged in research, design and development activities, including stock-based compensation expense, costs related to engineering design tools and computer hardware, mask and prototyping costs, subcontracting costs and facilities expenses.

The 2006 increase in research and development expense resulted primarily from an increase of $238.5 million in stock-based compensation expense, an increase of $116.1 million in personnel-related expenses, and $23.6 million related to estimated payments we have decided to make to or on behalf of certain current and former employees related to consequences of the equity award review. These increases are primarily attributable to (i) our adoption of SFAS 123R, (ii) an increase in the number of employees engaged in research and development activities in 2006, resulting from both direct hiring and acquisitions and (iii) an increase in cash compensation levels. For a further discussion of the increase in stock-based compensation, see "Stock-Based Compensation Expense," below.

Based upon past experience, we anticipate that research and development expense will continue to increase over the long term as a result of the growth and diversification of the markets we serve, new product opportunities, changes in our compensation policies and any expansion into new markets and technologies. We anticipate that research and development expense in the first quarter of 2007 will increase from $312.7 million incurred in the fourth quarter of 2006 due to the continued investment in new products and 65 nanometer process technology.

We remain committed to significant research and development efforts to extend our technology leadership in the wired and wireless communications markets in which we operate. We currently hold over 1,950 U.S. and 750 foreign patents, and we maintain an active program of filing for and acquiring additional U.S. and foreign patents in wired and wireless communications and other fields.

Selling, General and Administrative Expense. Selling, general and administrative expense consists primarily of personnel-related expenses, including stock-based compensation expense, legal and other professional fees, facilities expenses and communications expenses.

The 2006 increase in selling, general and administrative expense resulted primarily from an increase of $107.4 million in stock-based compensation expense, an increase of $54.5 million in legal fees, an increase of $21.5 million in personnel-related expenses and $23.8 million related to estimated payments we have decided to make to or on behalf of certain current and former employees related to consequences of the voluntary review of our equity award practices. In addition, we incurred legal and accounting fees associated with the review of $11.6 million primarily in the second half of 2006. These increases are primarily attributable to (i) our adoption of SFAS 123R, (ii) the cost of ongoing litigation, (iii) an increase in the number of employees engaged in selling, general and administrative activities in 2006 and (iv) an increase in cash compensation levels. For a further discussion of the increase in stock-based compensation, see "Stock-Based Compensation Expense," below. For further discussion of litigation matters, see Note 11 of Notes to Consolidated Financial Statements.

Based upon past experience, we anticipate that selling, general and administrative expense will continue to increase over the long term resulting from any expansion of our operations through periodic changes in our infrastructure, changes in our compensation policies, acquisition and integration activities, international operations, and current and future litigation. We anticipate that selling, general and administrative expense in the first quarter of 2007 will be relatively flat as compared to the $143.9 million incurred in the fourth quarter of 2006.

Stock-Based Compensation Expense

The following table presents details of the total stock-based compensation expense that is *included* in each functional line item in our consolidated statements of income:

	Years Ended December 31,	
	2006[1]	2005
	(In thousands)	
Cost of revenue	$ 24,589	$ 4,177
Research and development	307,096	68,606
Selling, general and administrative	136,679	29,232
	$468,364	$102,015

(1) The amounts included in 2006 reflect the adoption of SFAS 123R. In accordance with the modified prospective transition method, our consolidated statement of income for 2005 has *not* been restated to reflect, and does not include, the impact of SFAS 123R. See Notes 1 and 8 of Notes to Consolidated Financial Statements.

The adoption of SFAS 123R will continue to have a significant adverse impact on our reported results of operations, although it should not have a material impact on our overall financial position. The amount of unearned stock-based compensation currently estimated to be expensed in the period 2007 through 2011 related to unvested share-based payment awards at December 31, 2006 is $829.9 million. Of this amount, $383.4 million, $255.1 million, $160.3 million and $31.1 million are currently estimated to be recorded in 2007, 2008, 2009 and thereafter, respectively. The weighted average period over which the unearned stock-based compensation is expected to be recognized is approximately 1.4 years. Approximately 96% of the total unearned stock-based compensation at December 31, 2006 will be expensed by the end of 2009. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or assume unvested equity awards in connection with acquisitions.

Charges Related to the Voluntary Review of our Equity Award Practices

We recorded total charges of $61.5 million in 2006 in connection with estimated payments we have decided to make to or on behalf of certain current and former employees related to consequences of the voluntary review of our equity award practices, as well as non-cash stock-based compensation expense we incurred related to the extension of the post-service stock option exercise period for certain former employees. The payments are to remunerate participants in our employee stock purchase plan who were unable to purchase shares thereunder during the period in which we were not current in our SEC reporting obligations, to remediate adverse tax consequences, if any, to individuals that may result from the review, and to compensate individuals for the value of stock options that expired or would have expired during the period in which we were not current in our SEC reporting obligations. A total of $2.5 million, $30.1 million and $28.9 million is *included* in cost of revenue, research and development expense and selling, general and administrative expense, respectively, for such charges, of which $6.5 million and $5.1 million in research and development expense and selling, general and administrative expense, respectively, is stock-based compensation expense.

Amortization of Purchased Intangible Assets

The following table presents details of the amortization of purchased intangible assets by expense category:

	Years Ended December 31,	
	2006	2005
	(In thousands)	
Cost of revenue	$10,056	$11,081
Operating expense	2,347	4,033
	$12,403	$15,114

At December 31, 2006 the unamortized balance of purchased intangible assets that will be amortized to future cost of revenue and other operating expense was $26.0 million and $3.0 million, respectively. These amounts will be amortized ratably through 2011. If we acquire additional purchased intangible assets in the future, our cost of revenue or other operating expenses will increase by the amortization of those assets.

In-Process Research and Development

IPR&D totaled $5.2 million and $43.5 million for acquisitions completed in 2006 and 2005, respectively. The amounts allocated to IPR&D were determined through established valuation techniques used in the high technology industry and were expensed upon acquisition as it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed. In accordance with SFAS No. 2, *Accounting for Research and Development Costs*, as clarified by FASB Interpretation, or FIN, No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method — an Interpretation of FASB Statement No. 2*, amounts assigned to IPR&D meeting the above-stated criteria were charged to expense as part of the allocation of purchase price.

The fair value of the IPR&D for each of the acquisitions was determined using the income approach. Under the income approach, the expected future cash flows from each project under development are estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return are the weighted average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based on forecasted revenue and costs, taking into account product life cycles and market penetration and growth rates.

The IPR&D charges include only the fair value of IPR&D performed as of the respective acquisition dates. The fair value of developed technology is included in identifiable purchased intangible assets. We believe the amounts recorded as IPR&D, as well as developed technology, represent the fair values and approximate the amounts an independent party would pay for these projects at the dates of the respective acquisitions.

The following table summarizes the significant assumptions at the acquisition dates underlying the valuations of IPR&D for our acquisitions completed in 2006 and 2005:

Company Acquired	Development Projects	Weighted Average Estimated Percent Complete	Average Estimated Time to Complete	Estimated Cost to Complete	Risk Adjusted Discount Rate	IPR&D
			(In years)	(In millions)		(In millions)
2006 Acquisition						
Sandburst.	20Gbps programmable packet processor	15%	2.0	$11.2	30%	$ 5.2
2005 Acquisitions						
Zeevo	Bluetooth wireless audio chipset	85	1.0	5.5	22	6.7
Siliquent	10 GbE server controller	40	1.0	17.3	27	35.0
Athena	Tuners and low-power Wi-Fi	85	0.5	0.9	27	1.8

We completed the development projects related to the Zeevo acquisition in 2005 and the Siliquent and Athena acquisitions in 2006. At December 31, 2006 the Sandburst development projects were still in process.

Actual results to date have been consistent, in all material respects, with our assumptions at the time of the acquisitions. The assumptions consist primarily of expected completion dates for the IPR&D projects, estimated costs to complete the projects, and revenue and expense projections for the products once they have entered the market.

As of the respective acquisition dates of the 2006 and 2005 acquisitions, certain ongoing development projects were in process. Research and development costs to bring the products of the acquired companies to technological feasibility are not expected to have a material impact on our results of operations or financial condition.

Settlement Costs

We recorded $110.0 million in settlement costs in 2005 primarily related to the settlement of securities class action litigation against us and certain of our current and former officers and directors. For a more detailed discussion of our settled and outstanding litigation, see Note 11 of Notes to Consolidated Financial Statements.

Restructuring Costs

For a discussion of activity and liability balances related to our past restructuring plans, see Note 2 of Notes to Consolidated Financial Statements.

Impairment of Intangible Assets

We performed annual impairment assessments of the carrying value of goodwill recorded in connection with various acquisitions as required under SFAS No. 142, *Goodwill and Other Intangible Assets*, or SFAS 142, in October 2006 and 2005. Upon completion of the 2006 and 2005 annual impairment assessments, we determined no impairment was indicated as the estimated fair value of each of our four reporting units, determined and identified in accordance with SFAS 142, exceeded its respective carrying value.

We estimated the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as verification of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete four year financial forecasts developed by management for planning purposes and consistent with those distributed to our Board of Directors. Cash flows beyond the four year discrete forecasts were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Future cash flows were discounted to present value by incorporating the present value techniques discussed in FASB Concepts Statement 7, *Using Cash Flow Information and Present Value in Accounting Measurements*, or Concepts Statement 7. Specifically, the income approach valuations included reporting unit cash flow discount rates ranging from 13% to 19%, and terminal value growth rates ranging from 5% to 10%. Publicly available information regarding the market capitalization of our company was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology.

Interest and Other Income, Net

The following table presents interest and other income, net, for 2006 and 2005:

	Years Ended December 31,					
	2006		2005			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase	% Change
	(In thousands, except percentages)					
Interest income, net	$118,997	3.3%	$51,207	1.9%	$67,790	132.4%
Other income, net	3,964	0.1	3,465	0.1	499	14.4

Interest income, net, reflects interest earned on cash and cash equivalents and marketable securities balances. The increase in interest income, net, was the result of an overall increase in our cash and marketable securities balances and an increase in market interest rates. Our cash and marketable securities balances increased from $1.876 billion at December 31, 2005 to $2.802 billion at December 31, 2006. The average interest rates earned for 2006 and 2005 were 4.91% and 3.48%, respectively.

Income Tax Benefit

The following table presents the income tax benefit for 2006 and 2005:

	Years Ended December 31,					
	2006		2005			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Decrease	% Change
	(In thousands, except percentages)					
Income tax benefit	$(12,400)	(0.3)%	$(20,220)	(0.8)%	$(7,820)	(38.7)%

The federal statutory rate was 35% for 2006 and 2005. We had income tax benefits which resulted in negative effective tax rates of 3.4% and 5.8% for 2006 and 2005, respectively. The differences between our effective tax rates and the federal statutory tax rate primarily relate to foreign earnings taxed at rates differing from the federal tax rate and domestic tax losses recorded without tax benefits. In addition, we realized tax benefits resulting from the reversal of certain prior period tax accruals of $29.8 million and $28.3 million in 2006 and 2005, respectively, primarily due to the expiration of the statutes of limitations for the assessment of taxes related to prior periods.

We utilize the liability method of accounting for income taxes as set forth in SFAS No. 109, *Accounting for Income Taxes*, or SFAS 109. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. SFAS 109 states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. As a result our recent cumulative losses in the U.S. and certain foreign jurisdictions, and the full utilization of our loss carryback opportunities, we have concluded that a full valuation allowance should be recorded in such jurisdictions. In certain other foreign jurisdictions where we do not have cumulative losses, we had net deferred tax assets of $1.8 million and $1.4 million in 2006 and 2005, respectively. See Note 5 of Notes to Consolidated Financial Statements.

Years Ended December 31, 2005 and 2004

Net Revenue, Cost of Revenue and Gross Profit

The following table presents net revenue, cost of revenue and gross profit for 2005 and 2004:

	Years Ended December 31,					
	2005		2004			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase	% Change
	(In thousands, except percentages)					
Net revenue	$2,670,788	100.0%	$2,400,610	100.0%	$270,178	11.3%
Cost of revenue[(1)]	1,267,799	47.5	1,196,767	49.9	71,032	5.9
Gross profit	$1,402,989	52.5%	$1,203,843	50.1%	$199,146	16.5

(1) Includes stock-based compensation expense resulting from stock options and restricted stock units we issued or assumed in acquisitions. For a further discussion of stock-based compensation expense, see the section entitled "Stock-Based Compensation Expense" below.

Net Revenue. The following table presents net revenue from each of our major target markets and their respective contributions to the increase in net revenue in 2005 as compared to 2004:

	Years Ended December 31,					
	2005		2004			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase (Decrease)	% Change
	(In thousands, except percentages)					
Enterprise networking	$1,063,142	39.8%	$1,121,090	46.7%	$ (57,948)	(5.2)%
Broadband communications	919,798	34.4	780,383	32.5	139,415	17.9
Mobile and wireless	687,848	25.8	499,137	20.8	188,711	37.8
Net revenue	$2,670,788	100.0%	$2,400,610	100.0%	$270,178	11.3

The 2005 decrease in net revenue from our enterprise networking target market resulted primarily from the previously anticipated decline in shipments of our Intel processor-based server chipsets, which resulted in a $206.8 million decrease in net revenue for those products, offset by an increase in net revenue for our enterprise Ethernet and controller products. The 2005 increase in net revenue from our broadband communications target market resulted primarily from an increase in net revenue from solutions for broadband modems. The 2005 increase in net revenue from our mobile and wireless target market resulted primarily from strength in our Bluetooth and mobile multimedia product offerings, partially offset by weakness in our cellular handset and wireless LAN businesses in the first half of 2005.

We recorded rebates to certain customers of $220.8 million and $263.6 million in 2005 and 2004, respectively.

Cost of Revenue and Gross Profit. The 2005 increase in gross profit resulted primarily from the 11.3% increase in net revenue. Gross margin increased from 50.1% in 2004 to 52.5% in 2005. The primary factors that contributed to this 2.4 percentage point improvement were improvements in product margin due to (i) changes in product mix, (ii) benefits from the favorable foundry pricing we were able to negotiate at the beginning of 2005 and (iii) other product cost savings, particularly in the area of yield improvements. In addition, gross margin increased due to a decrease in provisions for excess and obsolete inventory and warranty costs as compared to 2004.

Research and Development and Selling, General and Administrative Expenses

The following table presents research and development and selling, general and administrative expenses for 2005 and 2004:

	Years Ended December 31,					
	2005		2004			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase	% Change
	(In thousands, except percentages)					
Research and development[(1)]	$681,047	25.5%	$598,697	24.9%	$82,350	13.8%
Selling, general and administrative[(1)]............	274,260	10.3	244,037	10.2	30,223	12.4

(1) Includes stock-based compensation expense resulting from stock options and restricted stock units we issued or assumed in acquisitions. For a further discussion of stock-based compensation expense, see the section entitled "Stock-Based Compensation Expense" below.

Research and Development Expense

The 2005 increase in research and development expense resulted primarily from an increase of $81.2 million in personnel-related expenses offset in part by a decrease in stock-based compensation expense. The increase in personnel-related expenses is attributable to an increase in the number of employees engaged in research and development activities in 2005, resulting from both direct hiring and acquisitions, as well as increased cash compensation levels. For a further discussion of the decrease in stock-based compensation expense, see "Stock-Based Compensation Expense," below.

Selling, General and Administrative Expense

The 2005 increase in selling, general and administrative expense resulted primarily from an increase of $28.1 million in personnel-related expenses. This increase in personnel-related expenses is attributable to an increase in the number of employees engaged in selling, general and administrative activities in 2005, resulting from both direct hiring and acquisitions, as well as increased cash compensation levels. For a further discussion of stock-based compensation, see "Stock-Based Compensation Expense," below.

Stock-Based Compensation Expense

The following table presents details of the total stock-based compensation expense that is *included* in each functional line item in our consolidated statements of income:

	Years Ended December 31,	
	2005[(1)]	2004[(1)]
	(In thousands)	
Cost of revenue	$ 4,177	$ 4,776
Research and development	68,606	102,253
Selling, general and administrative	29,232	30,897
	$102,015	$137,926

(1) In accordance with the modified prospective transition method, our consolidated statements of income for 2005 and 2004 have *not* been restated to reflect, and do not include, the impact of SFAS 123R. See Notes 1 and 8 of Notes to Consolidated Financial Statements.

The decrease in research and development stock-based compensation expense in 2005 related primarily to a reduction in the amortization of deferred compensation resulting from stock options we issued or assumed in acquisitions becoming fully vested, partially offset by the amortization of deferred compensation resulting from the issuance of restricted stock units in 2005.

Amortization of Purchased Intangible Assets

The following table presents details of the amortization of purchased intangible assets by expense category:

	Years Ended December 31,	
	2005	2004
	(In thousands)	
Cost of revenue	$11,081	$12,821
Operating expense	4,033	3,703
	$15,114	$16,524

Settlement Costs

We recorded $110.0 million in settlement costs in 2005 primarily related to the settlement of securities class action litigation against us and certain of our current and former officers and directors. We recorded $68.7 million in settlement costs in 2004. Of that amount $60.0 million was related to the settlement of various litigation matters, and the remaining $8.7 million reflected settlement costs related to a claim arising from an acquisition and certain indemnification costs. For a more detailed discussion of our settled and outstanding litigation, see Note 11 of Notes to Consolidated Financial Statements.

In-Process Research and Development

IPR&D totaled $43.5 million and $63.8 million for acquisitions completed in 2005 and 2004, respectively. For a description of the 2005 IPR&D projects, including the valuation techniques used and significant assumptions at the acquisition dates underlying the valuations, as well as an update on the status of such projects as of December 31, 2006, see the discussion included under "Years Ended December 31, 2006 and 2005," above.

The following table summarizes the significant assumptions at the acquisition dates underlying the valuations of IPR&D for our acquisitions completed in 2004:

Company Acquired	Development Projects	Weighted Average Estimated Percent Complete	Average Estimated Time to Complete	Estimated Cost to Complete	Risk Adjusted Discount Rate	IPR&D
			(In years)	(In millions)		(In millions)
2004 Acquisitions						
RAIDCore	RAID software stack	60%	1.0	$ 1.8	23%	$ 2.3
Sand Video	Decoder/codec chips	45	1.5	6.4	28	20.5
M-Stream	Algorithm implemented in DSP chip	30	1.0	1.3	26	3.7
Zyray	UMTS baseband co-processor	80	1.0	5.6	24	25.9
Alphamosaic	Multimedia co-processor	50	1.0	11.5	21	11.3

We completed the development projects related to all of our 2004 acquisitions, except for Sand Video. In the case of Sand Video, we reallocated the resources to focus on semiconductor products that we believe are a higher priority. At December 31, 2005 all other 2005 development projects were still in process.

Except for the Sand Video project, actual results to date have been consistent, in all material respects, with our assumptions at the time of the acquisitions. The assumptions consist primarily of expected completion dates for the IPR&D projects, estimated costs to complete the projects, and revenue and expense projections for the products once they have entered the market.

As of the respective acquisition dates of the 2004 acquisitions, certain ongoing development projects were in process. Research and development costs to bring the products of the acquired companies to technological feasibility are not expected to have a material impact on our results of operations or financial condition.

Impairment of Goodwill and Other Intangible Assets

The following table presents impairment of goodwill and other intangible assets for 2005 and 2004:

	Years Ended December 31,					
	2005		2004			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Decrease	% Change
	(In thousands, except percentages)					
Impairment of goodwill and other intangible assets	$500	0.0%	$18,000	0.7%	$(17,500)	(97.2)%

We performed annual impairment assessments of the carrying value of goodwill recorded in connection with various acquisitions as required under SFAS 142 in October 2005 and 2004. Upon completion of the 2005 and 2004 annual impairment assessments, we determined no impairment was indicated as the estimated fair values of our four reporting units, determined and identified in accordance with SFAS 142, exceeded their respective carrying values.

In November 2005 we acquired an issued U.S. patent, with various foreign counterparts, related to integrated circuit package testing for $0.5 million. In January 2004 we acquired approximately 80 patents and patent applications related to the read channel and hard disk controller market for $18.0 million. The immediate purpose for acquiring these patent portfolios was to assist us in the defense and settlement of then ongoing and future intellectual property litigation. As a result, we were unable to estimate any future cash flows from the patents. We also did not have any plans to resell the patents to a third party. Due to our intended use for these assets, we concluded that indicators of impairment existed upon acquisition of the patents because the carrying value of the patents might not be recoverable. Upon determining that indicators of impairment existed, we performed recoverability tests in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, or SFAS 144. Estimates of future cash flows used to test the recoverability of long-lived assets should include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of the use and eventual disposition of the asset. The only cash flows expected to arise as a direct result of the use of the patents are the cash savings expected to result from reduced but undeterminable litigation expenses over the next several years. Due to the unpredictable nature of legal disputes, it is not possible to reasonably: (i) determine if our strategy with respect to the patents will be successful, (ii) forecast litigation expenses that would have been incurred if the patent portfolio had not been acquired, or (iii) forecast cash flows generated as a result of acquiring the patents. As a result, no reasonable analysis could be prepared to support future cash flows associated with the patents. Accordingly, pursuant to SFAS 144 the patents were determined to be fully impaired at their respective dates of acquisition. The impairment charge for the patent portfolio was classified as an impairment of goodwill and other intangible assets in the consolidated statements of income in 2004.

See Notes 1 and 9 of Notes to Consolidated Financial Statements for a further discussion of impairment of goodwill and other intangible assets.

Restructuring Costs

For a discussion of activity and liability balances related to our past restructuring plans, see Note 2 of Notes to Consolidated Financial Statements.

Interest and Other Income, Net

The following table presents interest and other income, net, for 2005 and 2004:

	Years Ended December 31,					
	2005		2004			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase (Decrease)	% Change
	(In thousands, except percentages)					
Interest income, net	$51,207	1.9%	$15,010	0.6%	$36,197	241.2%
Other income, net	3,465	0.1	7,317	0.3	(3,852)	(52.6)

Interest income, net, reflects interest earned on cash and cash equivalents and marketable securities balances. The increase in interest income, net, was the result of an overall increase in our cash and marketable securities balances and an increase in market interest rates. Our cash and marketable securities balances increased to $1.876 billion at December 31, 2005 from $1.276 billion at December 31, 2004. The average interest rates earned for 2005 and 2004 were 3.48% and 1.73%, respectively.

Other income, net, primarily includes recorded gains and losses on strategic investments as well as gains and losses on foreign currency transactions and dispositions of property and equipment. We recognized gains from sales of strategic investments in the amounts of $1.2 million and $5.2 million in 2005 and 2004, respectively.

Provision (Benefit) for Income Taxes

The following table presents the provision (benefit) for income taxes for 2005 and 2004:

	Years Ended December 31,					
	2005		2004			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Decrease	% Change
	(In thousands, except percentages)					
Provision (benefit) for income taxes	$(20,220)	(0.8)%	$56,082	2.3%	$(76,302)	(136.1)%

The federal statutory rate was 35% for 2005 and 2004. For 2005 we recorded no tax benefits for our domestic tax losses. Other differences between our effective tax rates for 2005 and 2004 resulted primarily from a favorable geographic mix of income and reduced foreign tax rates in 2005. In addition, we realized tax benefits resulting from the reversal of certain prior period tax accruals of $28.3 million and $21.3 million in 2005 and 2004, respectively, related to foreign subsidiaries primarily due to the expiration of the statute of limitations for the assessment of taxes related to the prior periods.

In certain other foreign jurisdictions where we do not have cumulative losses, we recorded net deferred tax assets of $1.4 million in 2005 in accordance with SFAS 109. See Note 5 of Notes to Consolidated Financial Statements.

Quarterly Financial Data

The following table presents our quarterly financial data. In our opinion, this information has been prepared on a basis consistent with that of our audited consolidated financial statements and all necessary material adjustments, consisting of normal recurring accruals and adjustments, have been included to present fairly the quarterly financial data. Our quarterly results of operations for these periods are not necessarily indicative of future results of operations.

	Net Revenue	Gross Profit	Net Income (Loss)	Diluted Net Income (Loss) Per Share
	(In thousands, except per share data)			
Year Ended December 31, 2006				
Fourth Quarter	$923,454	$469,636	$ 45,076 (1)	$ .08
Third Quarter	902,586	452,422	110,181 (2)	.19
Second Quarter	941,131	483,757	106,086	.18
First Quarter	900,647	466,438	117,698 (3)	.20
Year Ended December 31, 2005				
Fourth Quarter	$820,605	$431,459	$186,744 (4)	$ .32
Third Quarter	694,977	367,235	121,210 (5)	.21
Second Quarter	604,861	320,769	(5,234) (6)	(.01)
First Quarter	550,345	283,526	64,369 (7)	.12

(1) Includes charges related to the equity award review in the amount of $50.6 million.

(2) Includes income tax benefits from adjustments to tax reserves of foreign subsidiaries of $27.9 million and charges related to the equity award review in the amount of $10.9 million.

(3) Includes IPR&D of $5.2 million, income tax benefits from adjustments to tax reserves of foreign subsidiaries of $1.7 million, and gain on strategic investments of $0.7 million.

(4) Includes IPR&D of $1.8 million, impairment of acquired patent portfolio of $0.5 million, and income tax benefits from adjustments to tax reserves of foreign subsidiaries of $3.4 million.

(5) Includes IPR&D of $35.0 million, reversal of restructuring costs of $2.5 million, income tax benefits from adjustments to tax reserves of foreign subsidiaries of $25.9 million, and gain on strategic investments of $1.2 million.

(6) Includes litigation settlement costs of $110.0 million.

(7) Includes IPR&D of $6.7 million.

Subsequent Events

Share Repurchase Program

In February 2007 our Board of Directors authorized a new program to repurchase shares of our Class A common stock. The Board approved the repurchase of shares having an aggregate market value of up to $1.0 billion, depending on market conditions and other factors. Repurchases under the program may be made at any time and from time to time during the 12 to 18 month period that commenced February 12, 2007. Repurchases under the program will be made in open market or privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act.

Acquisition

In January 2007 we completed the acquisition of LVL7 Systems, Inc., a privately-held provider of production-ready networking software that enables networking original equipment manufacturers and original design manufacturers to reduce development expenses and compress development timelines. In connection with the acquisition, Broadcom paid total consideration of approximately $62 million in cash to acquire outstanding shares of capital stock and vested stock options of LVL7 and to liquidate outstanding LVL7 debt. A portion of the cash consideration payable to the stockholders was placed into escrow pursuant to the terms of the acquisition agreement. We may record a one-time charge for purchased IPR&D expenses related to this acquisition in the first quarter of 2007. The amount of that charge, if any, has not yet been determined.

Recent Accounting Pronouncements

In July 2006 the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*, or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, and the provisions of FIN 48 will be applied to all tax positions upon its initial adoption. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We are currently evaluating the application of FIN 48 to our financial statements and have not yet determined its impact.

Liquidity and Capital Resources

Working Capital and Cash and Marketable Securities. The following table presents working capital and cash and marketable securities:

	December 31,		Increase (Decrease)
	2006	2005	
	(In thousands)		
Working capital	$2,673,087	$1,736,382	$936,705
Cash and cash equivalents[1]	$2,158,110	$1,437,276	$720,834
Short-term marketable securities[1]	522,340	295,402	226,938
Long-term marketable securities	121,148	142,843	(21,695)
	$2,801,598	$1,875,521	$926,077

(1) Included in working capital.

Our working capital increased in 2006 primarily due to cash provided by operations and cash proceeds received from issuances of common stock in connection with the exercise of employee stock options and pursuant to our employee stock purchase plan, offset in part by the purchase of long-term marketable securities and property and equipment, acquisitions, and repurchases of shares of our Class A common stock.

Cash Provided and Used in 2006 and 2005. Cash and cash equivalents increased to $2.158 billion at December 31, 2006 from $1.437 billion at December 31, 2005 as a result of cash provided by operating and financing activities, offset in part by cash used in investing activities.

In 2006 our operating activities provided $891.7 million in cash. This was primarily the result of $379.0 million in net income and $532.9 million in net non-cash operating expenses, offset in part by net cash used of $20.2 million in changes in operating assets and liabilities. Non-cash items included in net income include depreciation and amortization, stock-based compensation expense, amortization of purchased intangible assets, IPR&D and gains on strategic investments. In 2005 our operating activities provided $446.7 million in cash. This was primarily the result of $367.1 million in net income and $213.3 million in net non-cash operating expenses, offset in part by net cash used of $133.7 million in changes in operating assets and liabilities. Non-cash items included in net income include depreciation and amortization, stock-based compensation expense, amortization of purchased intangible assets, IPR&D, impairment of intangible assets and gains on strategic investments.

Accounts receivable increased $75.4 million from $307.4 million in 2005 to $382.8 million in 2006. The increase in accounts receivable was primarily the result of the $102.9 million increase in net revenue in the fourth quarter of 2006 to $923.5 million, as compared with $820.6 million in the fourth quarter of 2005. We typically bill customers on an open account basis subject to our standard net thirty day payment terms. If, in the longer term, our revenue continues to increase as it has in the most recent past, it is likely that our accounts receivable balance will also increase. Our accounts receivable could also increase if customers delay their payments or if we grant extended payment terms to customers.

Inventories increased $8.2 million, from $194.6 million in 2005 to $202.8 million in 2006. In the future, our inventory levels will continue to be determined based on the level of purchase orders received as well as the stage at which our products are in their respective product life cycles and competitive situations in the marketplace. Such considerations are balanced against the risk of obsolescence or potentially excess inventory levels.

Investing activities used cash of $369.8 million in 2006, which was primarily the result of $70.1 million net cash paid in acquisitions, the purchase of $92.5 million of capital equipment to support our operations and the build out and relocation of our corporate headquarters from its present location to new facilities in Irvine, California, $205.2 million used in the net purchase of marketable securities and the purchase of $2.7 million of strategic investments, offset by $0.7 million in net proceeds received from the sale of strategic investments. Investing activities used cash of $173.1 million in 2005, which was primarily the result of $111.5 million net cash paid in acquisitions, the purchase of $41.8 million of capital equipment to support our operations, $21.3 million used in the net purchase of marketable securities and the purchase of $0.5 million of strategic investments, offset by $1.9 million in net proceeds received from the sale of strategic investments.

Our financing activities provided $198.9 million in cash in 2006, which was primarily the result of $475.9 million in net proceeds received from issuances of common stock upon exercises of stock options and pursuant to our employee stock purchase plan, offset in part by $275.7 million in repurchases of our Class A common stock pursuant to our share repurchase programs implemented in February 2005 and amended in January 2006 and $4.6 million of repayment of debt assumed in connection with an acquisition. Our financing activities provided $305.1 million in cash in 2005, which was primarily the result of $458.1 million in net proceeds received from issuances of common stock upon exercises of stock options and pursuant to our employee stock purchase plan, offset in part by $153.8 million in repurchases of our Class A common stock pursuant to our share repurchase program implemented in February 2005 and $2.5 million of repayment of debt assumed in connection with an acquisition.

In February 2007 our Board of Directors authorized a new program to repurchase shares of our Class A common stock. The Board approved the repurchase of shares having an aggregate market value of up to $1.0 billion, depending on market conditions and other factors. Repurchases under the program may be made at any time and from time to time during the 12 to 18 month period that commenced February 12, 2007. Repurchases under the program will be made in open market or privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act.

The timing and number of stock option exercises and the amount of cash proceeds we receive through those exercises are not within our control, and in the future we may not generate as much cash from the exercise of stock options as we have in the past. Moreover, it is now our practice to issue a combination of restricted stock units and stock options to employees, which will reduce future growth in the number of stock options available for exercise. Unlike the exercise of stock options, the issuance of shares upon vesting of restricted stock units does not result in any cash proceeds to Broadcom and requires the use of cash as we determined to allow employees to elect to have a portion of the shares issuable upon vesting of restricted stock units during 2005 and 2006 withheld to satisfy withholding taxes and to make corresponding cash payments to the appropriate tax authorities on each employee's behalf.

The restatement of our consolidated financial statements, as a result of the findings of our equity award review, did not materially or adversely affect our liquidity or capital resources.

Obligations and Commitments. The following table summarizes our contractual payment obligations and commitments as of December 31, 2006:

	Payment Obligations by Year						
	2007	2008	2009	2010	2011	Thereafter	Total
	(In thousands)						
Operating leases	$106,135	$85,304	$59,522	$36,775	$31,188	$135,708	$454,632
Inventory and related purchase obligations	203,530	—	—	—	—	—	203,530
Other purchase obligations	97,599	586	412	—	—	—	98,597
Restructuring liabilities	6,324	1,759	1,759	881	—	—	10,723
Accrued settlement payments	2,036	2,000	—	—	—	—	4,036
Total	$415,624	$89,649	$61,693	$37,656	$31,188	$135,708	$771,518

We lease our facilities and certain engineering design tools and information systems equipment under operating lease agreements that expire at various dates through 2017. In December 2004 we entered into a lease agreement under which our corporate headquarters will move from its present location to new facilities in Irvine, California with an aggregate of approximately 0.7 million square feet. The lease term is for a period of ten years and two months beginning after the completion of the first two buildings and related tenant improvements, which is anticipated to occur in the first half of 2007. The aggregate rent for the term of the lease, approximately $183.0 million, is included in the table above.

Inventory and related purchase obligations represent purchase commitments for silicon wafers and assembly and test services. We depend upon third party subcontractors to manufacture our silicon wafers and provide assembly and test services. Due to lengthy subcontractor lead times, we must order these materials and services from subcontractors well in advance. We expect to receive and pay for these materials and services within the ensuing six months. Our subcontractor relationships typically allow for the cancellation of outstanding purchase orders, but require payment of all expenses incurred through the date of cancellation.

Other purchase obligations represent purchase commitments for lab test equipment, computer hardware, and information systems infrastructure, and other purchase commitments made in the ordinary course of business.

Our restructuring liabilities represent estimated future lease and operating costs from restructured facilities, less offsetting sublease income, if any. These costs will be paid over the respective lease terms through 2010. These amounts are included in our consolidated balance sheet.

Settlement payments represent payments to be made in connection with certain settlement and license agreements entered into in 2004 and 2003. These amounts are included in our consolidated balance sheet.

For purposes of the table above, obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current manufacturing needs and are typically fulfilled by our vendors within a relatively short time horizon. We have additional purchase orders (not included in the table above) that represent authorizations to purchase rather than binding agreements. We do not have significant agreements for the purchase of inventories or other goods specifying minimum quantities or set prices that exceed our expected requirements.

Prospective Capital Needs. We believe that our existing cash, cash equivalents and marketable securities, together with cash generated from operations and from the exercise of employee stock options and the purchase of common stock through our employee stock purchase plan, will be sufficient to cover our working capital needs, capital expenditures, investment requirements, commitments and repurchases of our Class A common stock for at least the next 12 months. However, it is possible that we may need to raise additional funds to finance our activities beyond the next 12 months or to consummate acquisitions of other businesses, assets, products or technologies. We could raise such funds by selling equity or debt securities to the public or to selected investors, or by borrowing money from financial institutions. In addition, even though we may not need additional funds, we may still elect to sell additional equity or debt securities or obtain credit facilities for other reasons. We have filed a universal shelf registration statement on SEC Form S-3 that allows us to sell in one or more public offerings, shares of our Class A common stock, shares of preferred stock or debt securities, or any combination of such securities, for proceeds in an aggregate amount of up to $750 million. We have not issued any securities under the universal shelf registration statement. Because one of the eligibility requirements for use of a Form S-3 is that an issuer must have timely filed all reports required to be filed during the preceding twelve calendar months, we will not be able to issue shares under the Form S-3 until December 1, 2007. If we elect to raise additional funds, we may not be able to obtain such funds on a timely basis on acceptable terms, if at all. If we raise additional funds by issuing additional equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to those of our common stock.

Although we believe that we have sufficient capital to fund our activities for at least the next 12 months, our future capital requirements may vary materially from those now planned. We anticipate that the amount of capital we will need in the future will depend on many factors, including:

- the overall levels of sales of our products and gross profit margins;
- our business, product, capital expenditure and research and development plans, and product and technology roadmaps;
- the market acceptance of our products;
- repurchases of our Class A common stock;
- litigation expenses, settlements and judgments;
- volume price discounts and customer rebates;
- the levels of inventory and accounts receivable that we maintain;
- acquisitions of other businesses, assets, products or technologies;
- changes in our compensation policies;
- issuance of restricted stock units and the related payments in cash for withholding taxes due from employees during 2006 and possibly during future years;
- capital improvements for new and existing facilities;
- technological advances;
- our competitors' responses to our products;
- our relationships with suppliers and customers;
- the availability of sufficient foundry, assembly and test capacity and packaging materials;
- expenses related to our restructuring plans;
- the level of exercises of stock options and stock purchases under our employee stock purchase plan; and
- general economic conditions and specific conditions in the semiconductor industry and wired and wireless communications markets, including the effects of recent international conflicts and related uncertainties.

In addition, we may require additional capital to accommodate planned future growth, hiring, infrastructure and facility needs.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument.

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2006 the carrying value of our cash and cash equivalents approximated fair value.

Our marketable securities, consisting of U.S. Treasury and agency obligations, commercial paper, corporate notes and bonds, time deposits, foreign notes and certificates of deposits, are generally classified as held-to-maturity and are stated at cost, adjusted for amortization of premiums and discounts to maturity. In addition, in the past certain of our short term marketable securities were classified as available-for-sale and were stated at fair value, which was equal to cost due to the short-term maturity of these securities. In the event that there were to be a difference between fair value and cost in any of our available-for-sale securities, unrealized gains and losses on these investments would be reported as a separate component of accumulated other comprehensive income (loss).

Our investment policy for marketable securities requires that all securities mature in three years or less, with a weighted average maturity of no longer than 18 months. As of December 31, 2006 the carrying value and fair value of these securities were $643.5 million and $642.5 million, respectively. The fair value of our marketable securities fluctuates based on changes in market conditions and interest rates; however, given the short-term maturities, we do not believe these instruments are subject to significant market or interest rate risk.

Investments in fixed rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to rising interest rates. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates.

The carrying value, maturity and estimated fair value of our cash equivalents and marketable securities as of December 31, 2006 and 2005, respectively, were as follows:

	Carrying Value December 31, 2006	Maturity			Fair Value December 31, 2006
		2007	2008	2009	
		(In thousands, except interest rates)			
Investments					
Cash equivalents	$908,777	$908,777	$ —	$ —	$908,781
Weighted average yield	5.31%	5.31%	—	—	
Marketable securities	$643,488	$522,340	$81,863	$39,285	$642,528
Weighted average yield	5.04%	5.03%	4.97%	5.32%	

	Carrying Value December 31, 2005	Maturity			Fair Value December 31, 2005
		2006	2007	2008	
		(In thousands, except interest rates)			
Investments					
Cash equivalents	$835,598	$835,598	$ —	$ —	$835,202
Weighted average yield	4.38%	4.38%	—	—	
Marketable securities	$438,245	$295,402	$103,985	$38,858	$435,702
Weighted average yield	3.77%	3.62%	3.94%	4.45%	

Our strategic equity investments are generally classified as available-for-sale and are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss) for our publicly traded investments. We have also invested in privately held companies, the majority of which can still be considered to be in the start-up or development stage. We make investments in key strategic businesses and other industry participants to establish strategic relationships, expand existing relationships, and achieve a return on our investment. These investments are inherently risky, as the markets for the technologies or products these companies have under development are typically in the early stages and may never materialize. Likewise, the development projects of these companies may not be successful. In addition, early stage companies often fail for various other reasons. Consequently, we could lose our entire investment in these companies. As of December 31, 2006, the carrying and fair value of our strategic investments was $6.7 million.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and supplementary data required by this item are included in Part IV, Item 15 of this Report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

We are committed to maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management's judgment.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2006, the end of the period covered by this Report.

There has been no change in our internal control over financial reporting during the fourth quarter of 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Internal Control

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework set forth in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Attestation Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Broadcom Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing above, that Broadcom Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Broadcom Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Broadcom Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Broadcom Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Broadcom Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Broadcom Corporation and our report dated February 19, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Orange County, California
February 19, 2007

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

(a) *Identification of Directors.* The information under the caption "Election of Directors," appearing in the Proxy Statement, is hereby incorporated by reference.

(b) *Identification of Executive Officers and Certain Significant Employees.* The information under the caption "Executive Compensation and Other Information — Elected Officers," appearing in the Proxy Statement, is hereby incorporated by reference.

(c) *Compliance with Section 16(a) of the Exchange Act.* The information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," appearing in the Proxy Statement, is hereby incorporated by reference.

(d) *Code of Ethics.* The information under the caption "Corporate Governance," appearing in the Proxy Statement, is hereby incorporated by reference.

(e) *Audit Committee.* The information under the caption "Corporate Governance — Board Committees and Meetings — Audit Committee," appearing in the Proxy Statement, is hereby incorporated by reference.

Item 11. ***Executive Compensation***

The information under the caption "Executive Compensation and Other Information," appearing in the Proxy Statement, is hereby incorporated by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information under the captions "Equity Compensation Plan Information" and "Ownership of Securities," appearing in the Proxy Statement, is hereby incorporated by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information under the captions "Corporate Governance — Director Independence" and "Certain Relationships and Related Transactions," appearing in the Proxy Statement, is hereby incorporated by reference.

Item 14. ***Principal Accounting Fees and Services***

The information under the caption "Audit Matters — Fees Paid to Independent Registered Public Accounting Firm," appearing in the Proxy Statement, is hereby incorporated by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) 1. *Financial Statements.*

The following consolidated financial statements, and related notes thereto, of Broadcom and the related Report of Independent Registered Public Accounting Firm are filed as part of this Form 10-K:

2. *Financial Statement Schedules.*

The following financial statement schedule of Broadcom and the related Report of Independent Registered Public Accounting Firm are filed as part of this Form 10-K:

All other schedules have been omitted because they are not applicable or not required, or the information is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits.*

The exhibits listed on the accompanying index to exhibits immediately following the financial statements are filed as part of, or hereby incorporated by reference into, this Report.

(This page intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Broadcom Corporation

We have audited the accompanying consolidated balance sheets of Broadcom Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Broadcom Corporation at December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Broadcom Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Orange County, California
February 19, 2007

CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 2,158,110	$ 1,437,276
Short-term marketable securities	522,340	295,402
Accounts receivable (net of allowance for doubtful accounts of $6,894 in 2006 and $6,242 in 2005)	382,823	307,356
Inventory	202,794	194,571
Prepaid expenses and other current assets	85,721	101,271
Total current assets	3,351,788	2,335,876
Property and equipment, net	164,699	96,438
Long-term marketable securities	121,148	142,843
Goodwill	1,185,145	1,149,602
Purchased intangible assets, net	29,029	7,332
Other assets	24,957	20,108
Total assets	$ 4,876,766	$ 3,752,199
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 307,972	$ 289,069
Wages and related benefits	104,940	74,709
Deferred revenue	1,873	2,053
Accrued liabilities	263,916	233,663
Total current liabilities	678,701	599,494
Commitments and contingencies		
Long-term liabilities	6,399	12,138
Shareholders' equity:		
Convertible preferred stock, $.0001 par value:		
Authorized shares — 6,432 — none issued and outstanding	—	—
Class A common stock, $.0001 par value:		
Authorized shares — 2,500,000		
Issued and outstanding shares — 473,533 in 2006 and 446,812 in 2005	48	44
Class B common stock, $.0001 par value:		
Authorized shares — 400,000		
Issued and outstanding shares — 74,781 in 2006 and 77,509 in 2005	7	8
Additional paid-in capital	11,948,908	11,474,724
Notes receivable from employees	—	(4,743)
Deferred compensation	—	(194,331)
Accumulated deficit	(7,757,202)	(8,136,243)
Accumulated other comprehensive income (loss)	(95)	1,108
Total shareholders' equity	4,191,666	3,140,567
Total liabilities and shareholders' equity	$ 4,876,766	$ 3,752,199

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years Ended December 31,		
	2006	2005	2004
Net revenue	$3,667,818	$2,670,788	$2,400,610
Cost of revenue	1,795,565	1,267,799	1,196,767
Gross profit	1,872,253	1,402,989	1,203,843
Operating expense:			
Research and development	1,117,014	681,047	598,697
Selling, general and administrative	504,012	274,260	244,037
Amortization of purchased intangible assets	2,347	4,033	3,703
In-process research and development	5,200	43,452	63,766
Settlement costs	—	110,000	68,700
Impairment of intangible assets	—	500	18,000
Restructuring reversal	—	(2,500)	—
Income from operations	243,680	292,197	206,940
Interest income, net	118,997	51,207	15,010
Other income, net	3,964	3,465	7,317
Income before income taxes	366,641	346,869	229,267
Provision (benefit) for income taxes	(12,400)	(20,220)	56,082
Net income	$ 379,041	$ 367,089	$ 173,185
Net income per share (basic)	$ .69	$ .72	$ .36
Net income per share (diluted)	$ .64	$ .66	$ .33
Weighted average shares (basic)	545,724	508,467	479,163
Weighted average shares (diluted)	588,318	557,838	523,345

The following table presents details of the total stock-based compensation expense that is *included* in each functional line item in the consolidated statements of income above (see Note 8):

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Cost of revenue	$ 24,589	$ 4,177	$ 4,776
Research and development	307,096	68,606	102,253
Selling, general and administrative	136,679	29,232	30,897
	$ 468,364	$ 102,015	$ 137,926

The amounts included in 2006 reflect the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), effective January 1, 2006. Had the Company applied the fair value recognition provisions of SFAS 123, *Stock-Based Compensation* ("SFAS 123"), in prior periods, it would have reported net losses of $94.8 million and $608.6 million in 2005 and 2004, respectively, and net losses per share (basic and diluted) of $0.19 and $1.27 in 2005 and 2004, respectively. See Notes 1 and 8 of Notes to Consolidated Financial Statements.

All historical share information has been adjusted to reflect the three-for-two stock split effected February 21, 2006 through the payment of a stock dividend of one additional share of Class A or Class B common stock, as applicable, for every two shares of such class held on the record date of February 6, 2006.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Notes Receivable From Employees	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount						
Balance at December 31, 2003	459,033	$46	$10,383,432	$(10,906)	$(207,282)	$(8,676,517)	$ 635	$1,489,408
Acquisitions, net	11,056	1	244,212	(34)	—	—	—	244,179
Shares issued pursuant to stock awards, net	21,855	2	222,313	—	—	—	—	222,315
Employee stock purchase plan	3,819	1	31,007	—	—	—	—	31,008
Tax benefit realized from stock plans	—	—	62,273	—	—	—	—	62,273
Repayment of notes receivable	—	—	—	2,985	—	—	—	2,985
Deferred compensation, net	—	—	31,048	—	(31,048)	—	—	—
Stock-based compensation expense	—	—	719	—	137,207	—	—	137,926
Components of comprehensive income:								
Change in net unrealized loss on investments	—	—	—	—	—	—	(3)	(3)
Translation adjustments	—	—	—	—	—	—	467	467
Net income	—	—	—	—	—	173,185	—	173,185
Comprehensive income	—	—	—	—	—	—	—	173,649
Balance at December 31, 2004	495,763	50	10,975,004	(7,955)	(101,123)	(8,503,332)	1,099	2,363,743
Acquisitions, net	42	—	172	—	—	—	—	172
Shares issued pursuant to stock awards, net	31,386	3	417,632	—	—	—	—	417,635
Employee stock purchase plan	2,614	—	40,444	—	—	—	—	40,444
Repurchases of Class A common stock	(5,484)	(1)	(153,751)	—	—	—	—	(153,752)
Repayment of notes receivable	—	—	—	3,212	—	—	—	3,212
Deferred compensation, net	—	—	193,536	—	(193,536)	—	—	—
Stock-based compensation expense	—	—	1,687	—	100,328	—	—	102,015
Components of comprehensive income:								
Reclassification adjustment for net realized gain included in net gain	—	—	—	—	—	—	1	1
Translation adjustments	—	—	—	—	—	—	8	8
Net income	—	—	—	—	—	367,089	—	367,089
Comprehensive income	—	—	—	—	—	—	—	367,098
Balance at December 31, 2005	524,321	52	11,474,724	(4,743)	(194,331)	(8,136,243)	1,108	3,140,567
Elimination of deferred compensation in relation to the adoption of SFAS 123R	—	—	(194,331)	—	194,331	—	—	—
Shares issued pursuant to stock awards, net	29,738	3	449,590	—	—	—	—	449,593
Employee stock purchase plan	1,603	—	26,294	—	—	—	—	26,294
Repurchases of Class A common stock	(7,348)	—	(275,733)	—	—	—	—	(275,733)
Repayment of notes receivable, net	—	—	—	4,743	—	—	—	4,743
Stock-based compensation expense	—	—	468,364	—	—	—	—	468,364
Components of comprehensive income:								
Translation adjustments	—	—	—	—	—	—	(1,203)	(1,203)
Net income	—	—	—	—	—	379,041	—	379,041
Comprehensive income	—	—	—	—	—	—	—	377,838
Balance at December 31, 2006	548,314	$55	$11,948,908	$ —	$ —	$(7,757,202)	$ (95)	$4,191,666

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2006	2005	2004
Operating activities			
Net income	$ 379,041	$ 367,089	$ 173,185
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	47,602	53,413	75,166
Stock-based compensation expense:			
Stock options and employee stock purchase plan	340,665	66,820	135,136
Restricted stock units and other awards	127,699	35,195	2,790
Acquisition-related items:			
Amortization of purchased intangible assets	12,403	15,114	16,524
In-process research and development	5,200	43,452	63,766
Impairment of goodwill and intangible assets	—	500	18,000
Gain on strategic investments, net	(700)	(1,163)	(5,231)
Tax benefit realized from stock plans	—	—	62,273
Changes in operating assets and liabilities:			
Accounts receivable	(75,423)	(101,412)	23,631
Inventory	(7,598)	(65,234)	(22,310)
Prepaid expenses and other assets	20,166	(27,456)	(22,080)
Accounts payable	(8,336)	109,125	(57,186)
Accrued settlement liabilities	(2,011)	(10,653)	1,933
Other accrued liabilities	52,951	(38,082)	36,241
Net cash provided by operating activities	891,659	446,708	501,838
Investing activities			
Purchases of property and equipment, net	(92,477)	(41,767)	(49,931)
Net cash paid for acquisitions	(70,050)	(111,454)	(74,846)
Purchases of strategic investments	(2,684)	(467)	(3,216)
Proceeds from sales of strategic investments	700	1,893	5,231
Purchases of marketable securities	(926,956)	(596,086)	(525,949)
Proceeds from maturities of marketable securities	721,713	574,800	144,546
Proceeds from sale of available for sale marketable securities	—	—	48,145
Net cash used in investing activities	(369,754)	(173,081)	(456,020)
Financing activities			
Payments on assumed debt and other obligations	(4,625)	(2,482)	(2,203)
Net proceeds from issuance of common stock	475,887	458,079	253,323
Repurchases of Class A common stock	(275,733)	(153,752)	—
Repayment of notes receivable by employees	3,400	3,212	2,985
Net cash provided by financing activities	198,929	305,057	254,105
Increase in cash and cash equivalents	720,834	578,684	299,923
Cash and cash equivalents at beginning of year	1,437,276	858,592	558,669
Cash and cash equivalents at end of year	$2,158,110	$1,437,276	$ 858,592
Supplemental disclosure of cash flow information			
Income taxes paid	$ 3,929	$ 3,807	$ 5,234

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

1. Summary of Significant Accounting Policies

The Company

Broadcom Corporation (the "Company") is a major technology innovator and global leader in semiconductors for wired and wireless communications. The Company's products enable the delivery of voice, video, data and multimedia to and throughout the home, the office and the mobile environment. The Company provides the industry's broadest portfolio of state-of-the-art system-on-a-chip and software solutions to manufacturers of computing and networking equipment, digital entertainment and broadband access products, and mobile devices. Its diverse product portfolio includes solutions for digital cable, satellite and Internet Protocol (IP) set-top boxes and media servers; high definition television (HDTV); high definition DVD players and personal video recording (PVR) devices; cable and DSL modems and residential gateways; high-speed transmission and switching for local, metropolitan, wide area and storage networking; SystemI/O™ server solutions; broadband network and security processors; wireless and personal area networking; cellular communications; mobile multimedia and applications processors; mobile power management; and Voice over Internet Protocol (VoIP) gateway and telephony systems.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of net revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to allowances for doubtful accounts, sales returns and allowances, warranty reserves, inventory reserves, stock-based compensation expense, goodwill and purchased intangible asset valuations, strategic investments, deferred income tax asset valuation allowances, tax contingencies, restructuring costs, litigation and other loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

The Company's net revenue is generated principally by sales of its semiconductor products. Such sales represented 99.4%, 99.1% and 99.0% of its total net revenue in 2006, 2005 and 2004, respectively. The Company derives the remaining balance of its net revenue predominantly from software licenses, development agreements, support and maintenance agreements and cancellation fees.

The majority of the Company's sales occur through the efforts of its direct sales force. The Company derived 14.9%, 15.6% and 9.6% of its total net revenue from sales made through distributors in 2006, 2005 and 2004, respectively.

In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements* ("SAB 101"), and SAB No. 104, *Revenue Recognition* ("SAB 104"), the Company recognizes product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. However, the Company does not recognize revenue until all customer acceptance requirements have been met, when applicable. A portion of the Company's sales are made through distributors under agreements allowing for pricing credits and/or rights of return. Product revenue on sales made through these distributors is not recognized until the distributors ship the product to their customers. The Company records reductions to revenue for estimated product returns and pricing adjustments, such as competitive pricing programs and rebates, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in rebate agreements, and other factors known at the time.

In arrangements that include a combination of hardware and software products that are also sold separately, where software is more than incidental and essential to the functionality of the product being sold, the Company follows the guidance in Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") Issue No. 03-05, *Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software*, accounts for the entire arrangement as a sale of software and software-related items, and follows the revenue recognition criteria in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, *Software Revenue Recognition* ("SOP 97-2"), and related interpretations.

Revenue under development agreements is recognized when applicable contractual milestones have been met, including deliverables, and in any case, does not exceed the amount that would be recognized using the percentage-of-completion method in accordance with SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* The costs associated with development agreements are included in cost of revenue. Revenue from software licenses and maintenance agreements is recognized in accordance with the provisions of SOP 97-2, as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.* Revenue from cancellation fees is recognized when cash is received from the customer.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, the Company will record an allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, industry and geographic concentrations, the current business environment and the Company's historical experience.

Concentration of Credit Risk

The Company sells the majority of its products throughout North America, Asia and Europe. Sales to the Company's recurring customers are generally made on open account while sales to occasional customers are typically made on a prepaid or letter of credit basis. The Company performs periodic credit evaluations of its recurring customers and generally does not require collateral. Reserves are maintained for potential credit losses, and such losses historically have not been significant and have been within management's expectations.

The Company invests its cash in deposits and money market funds with major financial institutions, in U.S. Treasury and agency obligations, and in debt securities of corporations with strong credit ratings and in a variety of industries. It is the Company's policy to invest in instruments that have a final maturity of no longer than three years, with a portfolio weighted average maturity of no longer than 18 months.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, short-term and long-term marketable securities, accounts receivable, accounts payable and borrowings. The Company believes all of the financial instruments' recorded values approximate current values because of their nature and respective durations.

The fair value of marketable securities is determined using quoted market prices for those securities or similar financial instruments.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of 90 days or less.

Marketable Securities

The Company defines marketable securities as income yielding securities that can be readily converted into cash. Examples of marketable securities include U.S. Treasury and agency obligations, commercial paper, corporate notes and bonds, time deposits, foreign notes and certificates of deposit.

Investments

The Company accounts for its investments in debt and equity securities under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* and FASB Staff Position ("FSP") SFAS 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* Management determines the appropriate classification of such securities at the time of purchase and reevaluates such classification as of each balance sheet date. The investments are adjusted for amortization of premiums and discounts to maturity and such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in the statements of income.

The Company also has made strategic investments in publicly traded and privately held companies for the promotion of business and strategic objectives. The Company's investments in publicly traded equity securities are classified as available-for-sale. Available-for-sale investments are initially recorded at cost and periodically adjusted to fair value through comprehensive income. The Company's investments in equity securities of non-publicly traded companies are accounted for under the cost method. Under the cost method, strategic investments in which the Company holds less than a 20% voting interest and on which the Company does not have the ability to exercise significant influence are carried at the lower of cost or fair value. Both types of investments are included in other assets on the Company's balance sheet and are carried at fair value or cost, as appropriate. The Company periodically reviews these investments for other-than-temporary declines in fair value based on the specific identification method and writes down investments to their fair values when an other-than-temporary decline has occurred.

Inventory

Inventory consists of work in process and finished goods and is stated at the lower of cost (first-in, first-out) or market. The Company establishes inventory reserves for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future demand and market conditions. Shipping and handling costs are classified as a component of cost of revenue in the consolidated statements of income.

Property and Equipment

Property and equipment are carried at cost. Depreciation and amortization are provided using the straight-line method over the assets' estimated remaining useful lives, ranging from one to seven years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease term or seven years.

Goodwill and Purchased Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), the Company tests goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter or more frequently if the Company believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of its reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

The Company accounts for long-lived assets, including other purchased intangible assets, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices and/or (ii) discounted expected future cash flows utilizing a discount rate consistent with the guidance provided in FASB Concepts Statement No. 7, *Using Cash Flow Information and Present Value in Accounting Measurements* ("Concepts Statement 7"). Impairment is based on the excess of the carrying amount over the fair value of those assets.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as set forth in SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. The Company also determines its tax contingencies in accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS 5"). The Company records estimated tax liabilities to the extent the contingencies are probable and can be reasonably estimated.

Stock-Based Compensation

The Company has in effect stock incentive plans under which incentive stock options have been granted to employees and restricted stock units and non-qualified stock options have been granted to employees and non-employee members of the Board of Directors. The Company also has an employee stock purchase plan for all eligible employees. Effective January 1, 2006 the Company adopted SFAS 123R, which requires all share-based payments to employees, including grants of employee stock options, restricted stock units and employee stock purchase rights, to be recognized in the financial statements based on their respective grant date fair values and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition. SFAS 123R supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations and amends SFAS No. 95, *Statement of Cash Flows*. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. In March 2005 the SEC issued SAB No. 107, *Share-Based Payment* ("SAB 107"), which provides guidance regarding the interaction of SFAS 123R and certain SEC rules and regulations. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company adopted SFAS 123R using the modified-prospective method of recognition of compensation expense related to share-based payments. The Company's consolidated statements of income for the year ended December 31, 2006 reflect the impact of adopting SFAS 123R. In accordance with the modified prospective transition method, the Company's consolidated statements of income for prior periods have *not* been restated to reflect, and do not include, the impact of SFAS 123R. See Note 8 for a pro forma illustration of the effect on net income (loss) and net income (loss) per share information for the years 2004 and 2005, computed as if the

Company had valued stock-based awards to employees using the Black-Scholes option pricing model instead of applying the guidelines provided by APB 25.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of each award as of the date of grant or assumption using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and that are freely transferable. The Black-Scholes model considers, among other factors, the expected life of the award and the expected volatility of the Company's stock price. Although the Black-Scholes model meets the requirements of SFAS 123R and SAB 107, the fair values generated by the model may not be indicative of the actual fair values of the Company's awards, as it does not consider other factors important to those share-based payment awards, such as continued employment, periodic vesting requirements, and limited transferability.

On November 10, 2005 the FASB issued FSP SFAS 123R-3, *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards* ("SFAS 123R-3"). The Company has elected to adopt the alternative transition method provided in SFAS 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC Pool") related to the tax effects of employee stock-based compensation expense, and to determine the subsequent impact on the APIC Pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that were outstanding at the Company's adoption of SFAS 123R. In addition, in accordance with SFAS 123R, SFAS 109 and EITF Topic D-32, *Intraperiod Tax Allocation of the Tax Effect of Pretax Income from Continuing Operations*, the Company has elected to recognize excess income tax benefits from stock option exercises in additional paid-in capital only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to the Company. The Company measures the tax benefit associated with excess tax deductions related to stock-based compensation expense by multiplying the excess tax deductions by the statutory tax rates.

The Company evaluates the assumptions used to value stock awards under SFAS 123R on a quarterly basis. Based on guidance provided in SFAS 123R and SAB 107, in the year ended December 31, 2005 the Company refined its expected life assumption based on historical information and changed its volatility assumption based on implied volatility. The Company believes that its current assumptions generate a more representative estimate of fair value.

Prior to the adoption of SFAS 123R, the Company accounted for share-based payment awards to employees in accordance with APB 25 and related interpretations, and had adopted the disclosure-only alternative of SFAS 123 and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* In accordance with APB 25 and related interpretations, stock-based compensation expense was not recorded in connection with share-based payment awards granted with exercise prices equal to or greater than the fair market value of the Company's Class A common stock on the date of grant, unless certain modifications were subsequently made. The Company recorded deferred compensation in connection with stock options granted, as well as stock options assumed in acquisitions, with exercise prices less than the fair market value of the Class A common stock on the date of grant or assumption in the case of acquisitions. The amount of such deferred compensation per share was equal to the excess of the fair market value over the exercise price on such date. The Company recorded deferred compensation in connection with restricted stock units equal to the fair market value of the Class A common stock on the date of grant. Recorded deferred compensation was recognized as stock-based compensation expense ratably over the applicable vesting periods, which are generally deemed to be the applicable service periods. In accordance with the provisions of SFAS 123R, as of January 1, 2006, all deferred compensation previously recorded pursuant to APB 25 and related interpretations has been eliminated with a corresponding reduction in additional paid-in capital.

In addition to APB 25 and the disclosure-only alternative of SFAS 123, the Company complied with the provisions of FASB Interpretation ("FIN") No. 44, *Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB Opinion No. 25* ("FIN 44") prior to the adoption of SFAS 123R. FIN 44 clarifies the definition of an employee for purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. The rules required that the intrinsic value of the restricted stock and unvested options be allocated to deferred compensation and recognized as stock-based compensation expense ratably over the remaining future service period. In the event that a holder did not fully vest in the restricted stock or unvested options, the unamortized portion of deferred compensation was eliminated.

Litigation and Settlement Costs

From time to time, the Company is involved in disputes, litigation and other legal actions. In accordance with SFAS 5, the Company records a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated.

Net Income Per Share

Net income per share (basic) is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Net income per share (diluted) is calculated by adjusting outstanding shares, assuming any dilutive effects of options and restricted stock units calculated using the treasury stock method. Under the treasury stock method, an increase in the fair market value of the Company's Class A common stock results in a greater dilutive effect from outstanding options and restricted stock units. Additionally, the exercise of employee stock options and the vesting of restricted stock units results in a greater dilutive effect on net income per share.

Research and Development Expense

Research and development expenditures are expensed in the period incurred.

Advertising Expense

Advertising costs are expensed in the period incurred.

Rebates

The Company accounts for rebates in accordance with EITF Issue No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*, and, accordingly, records reductions to revenue for rebates in the same period that the related revenue is recorded. The amount of these reductions is based upon the terms included in the Company's various rebate agreements.

Warranty

The Company's products typically carry a one to three year warranty. The Company establishes reserves for estimated product warranty costs at the time revenue is recognized based upon its historical warranty experience, and additionally for any known product warranty issues.

Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Accumulated other comprehensive income includes foreign currency translation adjustments and unrealized gains or losses on investments.

Business Enterprise Segments

The Company operates in one reportable operating segment, wired and wireless broadband communications. SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131"), establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. Although the Company had four operating segments at December 31, 2006, under the aggregation criteria set forth in SFAS 131 the Company operates in only one reportable operating segment, wired and wireless broadband communications.

Under SFAS 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

- the nature of products and services;
- the nature of the production processes;
- the type or class of customer for their products and services; and
- the methods used to distribute their products or provide their services.

The Company meets each of the aggregation criteria for the following reasons:

- the sale of integrated circuits is the only material source of revenue for each of its four operating segments;
- the integrated circuits sold by each of its operating segments use the same standard CMOS manufacturing processes;
- the integrated circuits marketed by each of its operating segments are sold to one type of customer: manufacturers of wired and wireless communications equipment, which incorporate the Company's integrated circuits into their electronic products; and
- all of its integrated circuits are sold through a centralized sales force and common wholesale distributors.

All of the Company's operating segments share similar economic characteristics as they have a similar long term business model, operate at similar gross margins, and have similar research and development expenses and similar selling, general and administrative expenses. The causes for variation among each of the operating segments are the same and include factors such as (i) life cycle and price and cost fluctuations, (ii) number of competitors, (iii) product differentiation and (iv) size of market opportunity. Additionally, each operating segment is subject to the overall cyclical nature of the semiconductor industry. The number and composition of employees and the amounts and types of tools and materials required are similar for each operating segment. Finally, even though the Company periodically reorganizes its operating segments based upon changes in customers, end markets or products, acquisitions, long-term growth strategies, and the experience and bandwidth of the senior executives in charge, the common financial goals for each operating segment remain constant.

Because the Company meets each of the criteria set forth in SFAS 131 and its four operating segments as of December 31, 2006 share similar economic characteristics, the Company aggregates its results of operations into one reportable operating segment.

Recent Accounting Pronouncements

In July 2006 the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, and the provisions of FIN 48 will be applied to all tax positions upon its initial adoption. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the application of FIN 48 to its financial statements and has not yet determined its impact.

Reclassifications

Certain amounts in the 2005 and 2004 consolidated financial statements have been reclassified to conform with the current year presentation.

2. Supplemental Financial Information

Inventory

The following table presents details of the Company's inventory:

	December 31, 2006	December 31, 2005
	(In thousands)	
Work in process	$ 71,506	$ 86,445
Finished goods	131,288	108,126
	$ 202,794	$ 194,571

Property and Equipment

The following table presents details of the Company's property and equipment:

	Useful Life (In years)	December 31, 2006	December 31, 2005
		(In thousands)	
Leasehold improvements	1 to 7	$ 65,538	$ 54,005
Office furniture and equipment	3 to 7	23,976	22,387
Machinery and equipment	3 to 5	166,892	142,218
Computer software and equipment	2 to 4	107,112	85,970
Construction in progress	N/A	47,564	4,552
		411,082	309,132
Less accumulated depreciation and amortization		(246,383)	(212,694)
		$ 164,699	$ 96,438

Goodwill

The following table presents the changes in the carrying value of the Company's goodwill:

	Years Ended December 31, 2006	2005	2004
		(In thousands)	
Beginning balance	$1,149,602	$1,062,188	$ 827,652
Goodwill recorded in connection with acquisitions (Note 3)	42,530	90,311	239,351
Escrow related and other	(6,987)	(2,897)	(4,815)
Ending balance	$1,185,145	$1,149,602	$1,062,188

Purchased Intangible Assets

The following table presents details of the Company's purchased intangible assets:

	December 31, 2006			December 31, 2005		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(In thousands)					
Completed technology	$186,799	$(160,732)	$26,067	$156,099	$(150,676)	$5,423
Customer relationships	49,266	(46,766)	2,500	46,266	(45,228)	1,038
Customer backlog	3,316	(3,316)	—	3,316	(3,316)	—
Other	7,614	(7,152)	462	7,214	(6,343)	871
	$246,995	$(217,966)	$29,029	$212,895	$(205,563)	$7,332

The following table presents details of the amortization of purchased intangible assets by expense category:

	Years Ended December 31,	
	2006	2005
	(In thousands)	
Cost of revenue	$10,056	$11,081
Operating expense	2,347	4,033
	$12,403	$15,114

At December 31, 2006 the unamortized balance of purchased intangible assets that will be amortized to future cost of revenue and other operating expense was $26.0 million and $3.0 million, respectively. This expense will be amortized ratably through 2011. Should the Company acquire additional purchased intangible assets in the future, our cost of revenue or other operating expenses will increase by the amortization of those assets.

Other Assets

The following table presents details of the Company's other assets:

	December 31,	
	2006	2005
	(In thousands)	
Strategic investments (Note 4)	$ 6,651	$ 4,968
Employee notes and interest receivable	153	272
Other	18,153	14,868
	$24,957	$20,108

Accrued Liabilities

The following table presents details of the Company's accrued liabilities:

	December 31, 2006	December 31, 2005
	(In thousands)	
Accrued rebates	$131,028	$ 99,645
Accrued taxes	45,885	68,318
Warranty reserve	19,222	14,131
Restructuring liabilities	6,324	8,083
Accrued settlement liabilities	2,036	2,047
Other	59,421	41,439
	$263,916	$233,663

Long-Term Liabilities

The following table presents details of the Company's long-term liabilities:

	December 31, 2006	December 31, 2005
	(In thousands)	
Restructuring liabilities	$ 4,399	$ 8,138
Accrued settlement liabilities	2,000	4,000
	$ 6,399	$ 12,138

Accrued Rebate Activity

The following table summarizes the 2006 and 2005 activity related to accrued rebates:

	Years Ended December 31, 2006	Years Ended December 31, 2005
	(In thousands)	
Beginning balance	$ 99,645	$ 93,222
Charged as a reduction to revenue	244,132	220,757
Payments	(212,749)	(214,334)
Ending balance	$ 131,028	$ 99,645

Warranty Reserve Activity

The following table summarizes the 2006 and 2005 activity related to the warranty reserve:

	Years Ended December 31, 2006	Years Ended December 31, 2005
	(In thousands)	
Beginning balance	$ 14,131	$ 19,185
Charged to costs and expenses	10,268	5,621
Acquired through acquisition	877	55
Payments	(6,054)	(10,730)
Ending balance	$ 19,222	$ 14,131

Restructuring Reserve Activity

From the second quarter of 2001 through the third quarter of 2002, the Company implemented a plan to restructure its operations in response to the challenging economic climate. As a result of the prolonged downturn in the semiconductor industry, the Company announced an additional restructuring plan that it implemented from the fourth quarter of 2002 through the second quarter of 2003. The plans focused on cost reductions and operating efficiencies, including workforce reductions and lease terminations. These restructuring plans resulted in certain business unit realignments, workforce reductions and consolidation of excess facilities. Approximately 670 employees were terminated across all of the Company's business functions and geographic regions in connection with these restructuring plans.

Activity and liability balances related to restructuring plans were as follows:

	Total
Restructuring liabilities at December 31, 2003	$ 37,174
Liabilities assumed in acquisitions[1]	3,411
Cash payments[2]	(13,468)
Restructuring liabilities at December 31, 2004	27,117
Liabilities assumed in acquisitions[1]	1,457
Cash payments[2]	(9,853)
Reversal of restructuring liabilities[3]	(2,500)
Restructuring liabilities at December 31, 2005	16,221
Cash payments[2]	(5,498)
Restructuring liabilities at December 31, 2006	$ 10,723

(1) Although not related to its restructuring plans, the Company assumed additional restructuring liabilities of $3.4 million in connection with its acquisition of Sand Video, WIDCOMM, Zyray and Alphamosaic in 2004 and $1.5 million in connection with its acquisition of Zeevo, Inc. in 2005, primarily for the consolidation of excess facilities relating to lease terminations, non-cancelable lease costs and write-offs of leasehold improvements.

(2) Cash payments related to severance and fringe benefits, net lease payments on excess facilities, lease terminations and non-cancelable lease costs. The consolidation of excess facilities costs will be paid over the respective lease terms through 2010.

(3) The Company recorded a reversal of restructuring liabilities of $2.5 million, primarily reflecting a revised estimate of sublease assumptions.

Advertising Expense

Advertising expense in 2006, 2005 and 2004 was $0.7 million, $0.5 million and $5.3 million, respectively.

Computation of Net Income Per Share

The following table presents the computation of net income per share:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Numerator: Net income	$379,041	$367,089	$173,185
Denominator: Weighted average shares outstanding	545,889	509,055	479,668
Less: Unvested common shares outstanding	(165)	(588)	(505)
Denominator for net income per share (basic)	545,724	508,467	479,163
Effect of dilutive securities:			
Unvested common shares outstanding	90	570	477
Stock options, restricted stock units and certain other equity compensation instruments	42,504	48,801	43,705
Denominator for net income per share (diluted)	588,318	557,838	523,345
Net income per share (basic)	$ .69	$ .72	$ .36
Net income per share (diluted)	$ .64	$ .66	$ .33

Supplemental Cash Flow Information

In 2004 the Company entered into a non-cash transaction for the trade-in of equipment, as partial consideration for equipment acquired through an operating lease, in the amount of $10.7 million, which was excluded from the statements of cash flows.

3. Business Combinations

From January 1, 2004 through December 31, 2006 the Company completed 12 acquisitions. The consolidated financial statements include the results of operations of these acquired companies commencing as of their respective acquisition dates.

A summary of the transactions as of their respective acquisition dates is outlined below:

Company Acquired	Date Acquired	Business	Shares Issued	Shares Reserved for Stock Purchase Rights Assumed	*Total Shares* Issued or Reserved	Cash Consideration Paid
			(In thousands)			
2006 Acquisitions						
Sandburst Corporation	Mar. 2006	Packet switching and routing systems-on-a-chip	—	107	107	$ 71,952
Encentrus Systems, Inc.	Aug. 2006	Media center technology	—	—	—	2,129
			—	107	107	$ 74,081
2005 Acquisitions						
Alliant Networks, Inc.	Feb. 2005	WLAN embedded software	—	—	—	$ 2,313
Zeevo, Inc.	Mar. 2005	Bluetooth® headset chipsets	—	—	—	24,147
Siliquent Technologies, Inc.	Aug. 2005	10 Gigabit Ethernet server controllers	55	242	297	75,533
Athena Semiconductors, Inc.	Nov. 2005	Tuners and low-power Wi-Fi®	—	—	—	21,340
			55	242	297	$123,333

Company Acquired	Date Acquired	Business	Shares Issued	Shares Reserved for Stock Purchase Rights Assumed	Total Shares Issued or Reserved	Cash Consideration Paid
			(In thousands)			
2004 Acquisitions						
RAIDCore, Inc.	Jan. 2004	Redundant array of inexpensive disks ("RAID") and virtualization software	—	—	—	$ 9,886
Sand Video, Inc.	Apr. 2004	Advanced video compression semiconductor technology	2,109	392	2,501	7,365
M-Stream, Inc.	Apr. 2004	Technology for signal-to-noise ratio performance improvements in cellular handsets	—	40	40	7,898
WIDCOMM, Inc.	May 2004	Software solutions for Bluetooth wireless products	—	—	—	48,427
Zyray Wireless Inc.	July 2004	Baseband co-processors addressing UMTS mobile devices	2,841	517	3,358	3,850
Alphamosaic Limited	Sep. 2004	Advanced mobile imaging, multimedia and 3D graphics technology optimized for use in cellular phones and other mobile devices	6,259	212	6,471	2,695
			11,209	1,161	12,370	$ 80,121
Total Acquisitions			11,264	1,510	12,774	$277,535

The Company's primary reasons for the above acquisitions were to enter into or expand its market share in the relevant wired and wireless communications markets, reduce the time required to develop new technologies and products and bring them to market, incorporate enhanced functionality into and complement the Company's existing product offerings, augment its engineering workforce, and/or enhance its technological capabilities.

In 2006, $2.3 million of the cash consideration for the Siliquent and Athena acquisitions was paid to certain former stockholders or employees of these companies upon obtaining appropriate documentation from each such stockholder or employee. Certain of the shares issued or cash paid is held in escrow pursuant to the terms of the respective acquisition agreements. Additionally, certain issued shares are subject to the Company's right of repurchase should the shareholder cease employment with the Company prior to the scheduled vesting of those shares.

No supplemental pro forma information is presented for the acquisitions above due to the immaterial effect of those acquisitions on the results of operations.

Allocation of Initial Purchase Consideration

The Company calculated the fair value of the tangible and intangible assets acquired to allocate the purchase prices in accordance with SFAS 141. Based upon those calculations, the purchase price for each of the acquisitions was allocated as follows:

	Net Assets Acquired (Liabilities Assumed)	Goodwill and Purchased Intangibles	Unearned Compensation	In-Process Research & Development	Total Consideration
			(In thousands)		
2006 Acquisitions					
Sandburst	$ (7,553)	$ 74,305	$ 4,427	$ 5,200	$ 76,379
Encentrus	(196)	2,325	—	—	2,129
	$ (7,749)	$ 76,630	$ 4,427	$ 5,200	$ 78,508
2005 Acquisitions					
Alliant	$ (474)	$ 2,787	$ —	$ —	$ 2,313
Zeevo	(6,720)	24,215	—	6,652	24,147
Siliquent	(7,714)	48,419	7,718	35,000	83,423
Athena	(721)	20,261	—	1,800	21,340
	$(15,629)	$ 95,682	$ 7,718	$ 43,452	$131,223
2004 Acquisitions					
RAIDCore	$ (267)	$ 7,893	$ —	$ 2,260	$ 9,886
Sand Video	(2,067)	43,841	14,760	20,518	77,052
M-Stream	452	4,080	630	3,726	8,888
WIDCOMM	(689)	49,116	—	—	48,427
Zyray	(1,781)	59,516	13,707	25,929	97,371
Alphamosaic	913	101,836	8,705	11,333	122,787
	$ (3,439)	$266,282	$37,802	$ 63,766	$364,411
Total Acquisitions	$(26,817)	$438,594	$49,947	$112,418	$574,142

The equity consideration for each acquisition was calculated as follows: (i) common shares issued were valued based upon the Company's stock price for a period commencing two trading days before and ending two trading days after the parties reached agreement and the proposed transaction was announced, and (ii) restricted common stock and employee stock options were valued in accordance with SFAS 123R for acquisitions in 2006 and FIN 44 for acquisitions in 2005 and 2004.

Condensed Balance Sheets

The following table presents the combined details of the unaudited condensed balance sheets of the acquired companies at the respective dates of acquisition:

	2006 Acquisitions	2005 Acquisitions	2004 Acquisitions
		(In thousands)	
Assets			
Current assets:			
Cash and cash equivalents	$ 4,031	$ 9,606	$ 5,275
Accounts receivable, net	44	809	8,642
Inventory	625	1,043	1,937
Prepaid expenses and other current assets	964	1,329	1,698
Total current assets	5,664	12,787	17,552
Property and equipment, net	374	924	944
Other assets	9	456	159
Total assets	$ 6,047	$ 14,167	$18,655
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable	$ 4,636	$ 8,696	$10,220
Wages and related benefits	541	921	1,140
Accrued liabilities	3,257	15,891	5,191
Short-term debt	4,625	2,482	2,203
Total current liabilities	13,059	27,990	18,754
Total shareholders' equity (deficit)	(7,012)	(13,823)	(99)
Total liabilities and shareholders' equity (deficit)	$ 6,047	$ 14,167	$18,655

In connection with acquisitions, the Company incurred acquisition costs of $0.7 million, $1.8 million and $3.3 million in 2006, 2005 and 2004, respectively.

Goodwill and Purchased Intangible Assets

The following table presents the combined details of the total goodwill and purchased intangible assets of the acquired companies at the respective dates of acquisitions:

	Useful Life (In years)	2006 Acquisitions	2005 Acquisitions	2004 Acquisition
			(In thousands)	
Goodwill	N/A	$42,530	$90,311	$239,351
Purchased intangible assets (finite lives):				
Completed technology	2 to 5	30,700	3,869	18,318
Customer relationships	2 to 5	3,000	—	6,345
Customer contracts	1 to 2	—	—	725
Other	1 to 3	400	1,502	1,543
		$76,630	$95,682	$266,282

In-Process Research and Development

In-process research and development ("IPR&D") totaled $5.2 million, $43.5 million and $63.8 million for acquisitions completed in 2006, 2005 and 2004, respectively. The amounts allocated to IPR&D were determined through established valuation techniques used in the high technology industry and were expensed upon acquisition as it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed. In accordance with SFAS No. 2, *Accounting for Research and Development Costs*, as clarified by FIN No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, an Interpretation of FASB Statement No. 2*, amounts assigned to IPR&D meeting the above-stated criteria were charged to expense as part of the allocation of the purchase price.

The fair value of the IPR&D for each of the acquisitions was determined using the income approach. Under the income approach, the expected future cash flows from each project under development are estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return are the weighted average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based on forecasted revenue and costs, taking into account product life cycles, and market penetration and growth rates.

The IPR&D charge includes only the fair value of IPR&D performed as of the respective acquisition dates. The fair value of developed technology is included in identifiable purchased intangible assets. The Company believes the amounts recorded as IPR&D, as well as developed technology, represent the fair values and approximate the amounts an independent party would pay for these projects as of the respective acquisition dates.

The following table summarizes the significant assumptions underlying the valuations of IPR&D at the acquisition dates for the Company's acquisitions completed in 2006, 2005 and 2004:

Company Acquired	Development Projects	Weighted Average Estimated Percent Complete	Average Estimated Time to Complete	Estimated Cost to Complete	Risk Adjusted Discount Rate	IPR&D
			(In years)	(In millions)		(In millions)
2006 Acquisition						
Sandburst	20 Gbps programmable packet processor	15%	2.0	$11.2	30%	$ 5.2
2005 Acquisitions						
Zeevo	Bluetooth wireless audio chipset	85	1.0	5.5	22	6.7
Siliquent	10 GbE server controller	40	1.0	17.3	27	35.0
Athena	Tuners and low-power Wi-Fi chips	85	0.5	0.9	27	1.8
2004 Acquisitions						
RAIDCore	RAID software stack	60	1.0	1.8	23	2.3
Sand Video	Decoder/codec chips	45	1.5	6.4	28	20.5
M-Stream	Algorithm implemented in DSP chip	30	1.0	1.3	26	3.7
Zyray	UMTS baseband co-processor	80	1.0	5.6	24	25.9
Alphamosaic	Multimedia co-processor	50	1.0	11.5	21	11.3

WIDCOMM, Alliant and Encentrus had no development projects in process at their respective acquisition dates.

The Company completed the development projects related to all of the Company's 2004 and 2005 acquisitions, except for Sand Video. In the case of Sand Video, the Company reallocated the resources to focus on semiconductor products that the Company believes are a higher priority. At December 31, 2006 the Sandburst development projects were still in process.

Except for the Sand Video project, actual results to date have been consistent, in all material respects, with the Company's assumptions at the time of the acquisitions. The assumptions consist primarily of expected completion dates for the IPR&D projects, estimated costs to complete the projects, and revenue and expense projections for the products once they have entered the market.

As of the respective acquisition dates of these companies, certain ongoing development projects were in process. Research and development costs to bring the products of the acquired companies to technological feasibility are not expected to have a material impact on the Company's results of operations or financial condition.

2007 Acquisition

In January 2007 the Company completed the acquisition of LVL7 Systems, Inc, a privately-held provider of production-ready networking software that enables networking original equipment manufacturers and original design manufacturers to reduce development expenses and compress development timelines. In connection with the acquisition, the Company paid total consideration of approximately $62 million in cash to acquire outstanding shares of capital stock and vested stock options of LVL7 and to liquidate outstanding LVL7 debt. A portion of the cash consideration payable to the stockholders was placed into escrow pursuant to the terms of the acquisition agreement. The Company may record a one-time charge for purchased IPR&D expenses related to the acquisition in the first quarter of 2007. The amount of that charge, if any, has not yet been determined.

4. Investments

Held-to-Maturity Investments

At December 31, 2006 the Company's held-to-maturity investments consisted of U.S. Treasury and agency obligations, commercial paper, corporate notes and bonds, time deposits, foreign notes and certificates of deposit. Securities are classified as held-to-maturity when the Company has the intent and ability to hold the securities to maturity. Held-to-maturity investments are stated at cost, adjusted for amortization of premiums and discounts to maturity.

A summary of the Company's held-to-maturity investments by balance sheet caption is as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
December 31, 2006				
Cash equivalents	$ 908,777	$ 8	$ (4)	$ 908,781
Short-term marketable securities	522,340	1	(652)	521,689
Long-term marketable securities	121,148	28	(337)	120,839
	$1,552,265	$37	$ (993)	$1,551,309
December 31, 2005				
Cash equivalents	$ 835,598	$66	$ (462)	$ 835,202
Short-term marketable securities	295,402	—	(1,052)	294,350
Long-term marketable securities	142,843	—	(1,491)	141,352
	$1,273,843	$66	$(3,005)	$1,270,904

A summary of the Company's held-to-maturity investments by major security type is as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
December 31, 2006				
Commercial paper	$ 878,323	$ 8	$ (3)	$ 878,328
U.S. Treasury and agency obligations	429,103	29	(904)	428,228
Time deposits	221,311	—	—	221,311
Corporate notes and bonds	23,528	—	(86)	23,442
	$1,552,265	$37	$ (993)	$1,551,309
December 31, 2005				
Commercial paper	$ 792,808	$66	$ (477)	$ 792,397
U.S. Treasury and agency obligations	339,962	—	(2,097)	337,865
Time deposits	77,505	—	—	77,505
Corporate notes and bonds	63,568	—	(431)	63,137
	$1,273,843	$66	$(3,005)	$1,270,904

Scheduled maturities of held-to-maturity securities were as follows:

	December 31,			
	2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Less than one year	$1,431,117	$1,430,470	$1,131,000	$1,129,552
One to two years	81,863	81,606	103,985	102,746
Two to three years	39,285	39,233	38,858	38,606
	$1,552,265	$1,551,309	$1,273,843	$1,270,904

As of December 31, 2006 the Company had 72 investments that were in an unrealized loss position. The gross unrealized losses related to these investments were due to changes in interest rates. The Company has determined that the gross unrealized losses on these investments at December 31, 2006 are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indication of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company's intent and ability to hold the investment for a period time sufficient to allow for any anticipated recovery in market value. The Company maintains an investment portfolio of various holdings, types and maturities. The Company does not use derivative financial instruments. The Company places its cash investments in instruments that meet high credit quality standards, as specified in its investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument.

Strategic Investments

At December 31, 2006 and 2005 the carrying values of the Company's investments in equity securities of privately held companies accounted for using the cost method were $6.7 million and $5.0 million, respectively. In addition, in 2006, 2005 and 2004 the Company recorded net gains on the sale of its investments in publicly traded companies in the amounts of $0.7 million, $1.2 million and $5.2 million, respectively. These gains were included in other income, net, in the consolidated statements of income.

5. Income Taxes

For financial reporting purposes, income before income taxes includes the following components:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
United States	$(336,441)	$(169,986)	$ (32,111)
Foreign	703,082	516,855	261,378
	$ 366,641	$ 346,869	$229,267

A reconciliation of the provision (benefit) for income taxes at the federal statutory rate compared to the Company's effective tax rate follows:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Statutory federal provision for income taxes	$ 128,324	$ 121,404	$ 80,244
Increase (decrease) in taxes resulting from:			
In-process research and development	1,820	15,208	17,499
State taxes, net of federal benefit	1,086	826	11,293
Benefit of federal tax credits	(52,432)	(15,584)	(11,836)
Valuation allowance changes affecting income tax expense	56,140	54,601	40,588
Reversal of taxes previously accrued	(29,800)	(28,300)	(21,300)
Tax rate differential on foreign earnings	(145,639)	(173,499)	(63,685)
Stock-based compensation expense	24,432	—	—
Other	3,669	5,124	3,279
Provision (benefit) for income taxes	$ (12,400)	$ (20,220)	$ 56,082

The income tax provision (benefit) consists of the following components:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Current:			
Federal	$(27,100)	$(24,999)	$29,309
State	1,670	1,271	17,374
Foreign	6,948	1,478	9,399
	(18,482)	(22,250)	56,082
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	6,082	2,030	—
	6,082	2,030	—
	$(12,400)	$(20,220)	$56,082

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes were as follows:

	December 31, 2006	December 31, 2005
	(In thousands)	
Deferred tax assets:		
Research and development tax credit carryforwards	$ 368,458	$ 276,473
Capitalized research and development costs	116,054	54,166
Net operating loss carryforwards	952,636	977,676
Reserves and accruals not currently deductible for tax purposes	43,682	26,523
Stock-based compensation and purchased intangible assets	118,298	135,633
Other	32,153	32,123
Gross deferred tax assets	1,631,281	1,502,594
Valuation allowance	(1,629,435)	(1,501,244)
Deferred tax assets, net	1,846	1,350
Deferred tax liabilities	—	—
Net deferred tax assets	$ 1,846	$ 1,350

The Company operates under tax holidays in Singapore, which are effective through March 2009 and may be extended if certain additional requirements are satisfied. The tax holidays are conditional upon the Company meeting certain employment and investment thresholds. The impact of the Singapore tax holidays decreased Singapore taxes by $256.0 million, $185.3 million and $147.1 million for 2006, 2005 and 2004, respectively. The benefit of the tax holidays on net income per share (diluted) was $.44, $.33 and $.28 for 2006, 2005 and 2004, respectively.

In accordance with SFAS 109, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. SFAS 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. As a result of the Company's recent cumulative losses in the U.S. and certain foreign jurisdictions, and the full utilization of its loss carryback opportunities, the Company concluded that a full valuation allowance should be recorded in such jurisdictions. In certain other foreign jurisdictions where the Company does not have cumulative losses, the Company had net deferred tax assets of $1.8 million and $1.4 million in 2006 and 2005, respectively.

As a result of SFAS 123R, the Company's deferred tax assets at December 31, 2006 and 2005 do not include $558.2 million and $379.5 million of excess tax benefits from employee stock option exercises that are a component of the Company's research and development credits, capitalized research and development, and net operating loss carryovers. While SFAS 123R applies for periods after December 31, 2005, the Company's deferred taxes and the valuation allowance as of December 31, 2005 have been adjusted to conform to the 2006 presentation. Equity will be increased by $558.2 million if and when such excess tax benefits are ultimately realized.

If or when recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2006 will be accounted for as follows: approximately $1.458 billion will be recognized as a reduction of income tax expense, and $171.9 million will be recognized as a reduction of goodwill. In 2006 the Company recorded a $6.6 million increase in foreign deferred tax expense as a result of allocating certain tax benefits directly to goodwill for the utilization of certain foreign net operating losses from acquisitions, which were previously offset with a valuation allowance.

At December 31, 2006 the Company had federal, state, United Kingdom and Israel net operating loss carryforwards of approximately $3.625 billion, $1.393 billion, $37.1 million and $10.2 million, respectively. If unutilized, the federal and state net operating loss carryforwards expire at various dates through 2026. The United Kingdom and Israel net operating losses have no expiration date. At December 31, 2006 the Company had Canadian scientific research and experimental development expenditures of $5.3 million available for tax deduction in future tax years. These future tax deductions can be carried forward indefinitely.

At December 31, 2006 the Company had federal, state and Canadian research and development credit carryforwards of approximately $254.5 million, $280.2 million and $9.3 million, respectively. These research and development credit carryforwards expire at various dates through 2026, if not previously utilized. Certain state research and development credit carryforwards have no expiration date.

Due to the change of ownership provisions of the Tax Reform Act of 1986, utilization of a portion of the Company's domestic net operating loss and tax credit carryforwards may be limited in future periods. A portion of the carryforwards may expire before becoming available to reduce future income tax liabilities.

Deferred taxes have not been provided on the excess of book basis over tax basis in the amount of approximately $1.135 billion in the shares of certain foreign subsidiaries because these basis differences are not expected to reverse in the foreseeable future and are essentially permanent in duration. These basis differences arose primarily through the undistributed book earnings of these foreign subsidiaries that the Company intends to reinvest indefinitely. The basis differences could reverse through a sale of the subsidiaries, the receipt of dividends from the subsidiaries, or various other events. The Company believes that U.S. income taxes and foreign withholding taxes would be substantially offset upon reversal of this excess book basis due to the current existence of domestic net operating loss and credit carryforwards and possible foreign tax credits.

The Company's tax returns for the 2004 tax year are currently under examination by the Internal Revenue Service. The Company does not expect that the results of this examination will have a material effect on its financial condition or results of operations.

6. Commitments

The Company leases facilities in Irvine (its corporate headquarters) and Santa Clara County, California. Each of these facilities includes research and development, administration, sales and marketing, and operations functions. In addition to the Company's principal design facilities in Irvine and Santa Clara County, the Company leases additional design facilities throughout the United States. Internationally, the Company leases a distribution center that includes engineering design and administrative facilities in Singapore as well as engineering design and administrative facilities in several other countries. In addition, the Company leases various sales and marketing facilities in the United States and several other countries.

The Company leases its facilities and certain engineering design tools and information systems equipment under operating lease agreements that expire at various dates through 2017. In December 2004 the Company entered into a lease agreement under which its corporate headquarters will move from its present location to new, larger facilities in Irvine, California, which will consist of eight buildings with an aggregate of approximately 0.7 million square feet. The lease term is for a period of ten years and two months beginning after the completion of the first two buildings and related tenant improvements, which is anticipated to occur in the first half of 2007. The aggregate rent for the term of the lease, approximately $183.0 million, is included in the table below.

Future minimum payments under noncancelable operating leases and purchase obligations are as follows:

	Payment Obligations by Year						
	2007	2008	2009	2010	2011	Thereafter	Total
	(In thousands)						
Operating leases	$106,135	$85,304	$59,522	$36,775	$31,188	$135,708	$454,632
Inventory and related purchase obligations	203,530	—	—	—	—	—	203,530
Other purchase obligations	97,599	586	412	—	—	—	98,597
Restructuring liabilities	6,324	1,759	1,759	881	—	—	10,723
Accrued settlement payments	2,036	2,000	—	—	—	—	4,036
Total	$415,624	$89,649	$61,693	$37,656	$31,188	$135,708	$771,518

Facilities rent expense in 2006, 2005 and 2004 was $56.7 million, $44.2 million and $38.4 million, respectively.

Inventory and related purchase obligations represent purchase commitments for silicon wafers and assembly and test services. The Company depends upon third party subcontractors to manufacture its silicon wafers and provide assembly and test services. Due to lengthy subcontractor lead times, the Company must order these materials and services from subcontractors well in advance. The Company expects to receive and pay for these materials and services within the ensuing six months. Its subcontractor relationships typically allow for the cancellation of outstanding purchase orders, but require payment of all expenses incurred through the date of cancellation.

Other purchase obligations represent purchase commitments for lab test equipment, computer hardware, information systems infrastructure and other purchase commitments made in the ordinary course of business.

The Company's restructuring liabilities represent estimated future lease and operating costs from restructured facilities, less offsetting sublease income, if any. These costs will be paid over the respective lease terms through 2010. These amounts are included in the Company's consolidated balance sheet.

Settlement payments represent payments to be made in connection with certain settlement and license agreements entered into in 2004 and 2005. These amounts are included in the Company's consolidated balance sheet.

For purposes of the table above, obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company's purchase orders are based on its current manufacturing needs and are typically fulfilled by its vendors within a relatively short time horizon. The Company has additional purchase orders (not included in the table above) that represent authorizations to purchase rather than binding agreements. The Company does not have significant agreements for the purchase of inventories or other goods specifying minimum quantities or set prices that exceed its expected requirements.

7. Shareholders' Equity

Common Stock

At December 31, 2005 the Company had 800,000,000 authorized shares of Class A common stock and 400,000,000 authorized shares of Class B common stock. The shares of Class A common stock and Class B common stock are substantially identical, except that holders of Class A common stock are entitled to one vote for each share held, and holders of Class B common stock are entitled to ten votes for each share held, on all matters submitted to a vote of the shareholders. In addition, holders of Class B common stock are entitled to vote separately on the proposed issuance of additional shares of Class B common stock in certain circumstances. The shares of Class B common stock are not publicly traded. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and in most instances automatically converts upon sale or other transfer. The Class A common stock and Class B common stock are sometimes collectively referred to herein as "common stock."

In June 2006 the Company filed Second Amended and Restated Articles of Incorporation, or the Restated Articles, with the California Secretary of State. The Restated Articles (i) increased the aggregate number of shares of Class A common stock that the Company is authorized to issue from 800,000,000 shares to 2,500,000,000 shares, (ii) clarified that the Company is only authorized to issue 6,432,161 shares of preferred stock and (iii) eliminated all statements referring to the rights, preferences, privileges and restrictions of Series A, Series B, Series C, Series D and Series E preferred stock, all outstanding shares of which automatically converted into shares of Class B common stock upon consummation of its initial public offering.

Share Repurchase Program

In February 2005 the Company's Board of Directors authorized a program to repurchase shares of the Company's Class A common stock. The Board approved the repurchase of shares having an aggregate value of up to $250 million from time to time over a period of one year, depending on market conditions and other factors. In January 2006 the Board of Directors approved an amendment to the share repurchase program extending the program through January 26, 2007 and authorizing the repurchase of additional shares of the Company's Class A common stock having a total market value of up to $500 million. On July 24, 2006 the Company's Board of Directors decided to suspend purchasing shares of the Company's Class A common stock under the share repurchase program as a result of its recently completed voluntary review of its equity award practices. From the time the program was first implemented through December 31, 2006, the Company repurchased a total of 12.8 million shares of our Class A common stock at a weighted average price of $33.47 per share.

In February 2007 the Company's Board of Directors authorized a new program to repurchase shares of the Company's Class A common stock. The Board approved the repurchase of shares having an aggregate market value of up to $1.0 billion, depending on market conditions and other factors. Repurchases under the program may be made at any time and from time to time during the 12 to 18 month period that commenced February 12, 2007.

Stock Split

On January 25, 2006 the Company's Board of Directors approved a three-for-two split of the Company's common stock, which was effected in the form of a stock dividend. Holders of record of the Company's Class A and Class B common stock as of the close of business on February 6, 2006 ("Record Date") received one additional share of Class A or Class B common stock, as applicable, for every two shares of such class held on the Record Date. The additional Class A and Class B shares were distributed on or about February 21, 2006. Cash was paid in lieu of fractional shares. Share and per share amounts in the accompanying consolidated financial statements have been restated to reflect this stock split.

Registration Statements

The Company has filed a universal shelf registration statement on SEC Form S-3 and an acquisition shelf registration statement on SEC Form S-4. The universal shelf registration statement on Form S-3 permits the Company to sell, in one or more public offerings, shares of its Class A common stock, shares of preferred stock or debt securities, or any combination of such securities, for proceeds in an aggregate amount of up to $750 million. However, because one of the eligibility requirements for use of a Form S-3 is that an issuer must have timely filed all reports required to be filed during the preceding twelve calendar months, the Company will not be able to issue shares under the Form S-3 until December 1, 2007, as it did not timely file its Quarterly Reports on Form 10-Q for the three months ended June 30, 2006 or September 30, 2006 because of the voluntary review of its equity award practices. The acquisition shelf registration statement on Form S-4 enables the Company to issue up to 30 million shares of its Class A common stock in one or more acquisition transactions. These transactions may include the acquisition of assets, businesses or securities, by any form of business combination. To date no securities have been issued pursuant to either registration statement.

Comprehensive Income

The components of comprehensive income, net of taxes, are as follows:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Net income	$379,041	$367,089	$173,185
Other comprehensive income (loss):			
Change in unrealized gain on investments, net of taxes	—	—	(3)
Reclassification adjustment for net realized loss included in net gain	—	1	—
Translation adjustments	(1,203)	8	467
Total comprehensive income	$377,838	$367,098	$173,649

Accumulated other comprehensive income (loss) on the consolidated balance sheets at December 31, 2006 and December 31, 2005 represents accumulated translation adjustments.

8. Employee Benefit Plans

Employee Stock Purchase Plan

The Company has an employee stock purchase plan for all eligible employees. Under the plan, employees may purchase shares of the Company's Class A common stock at six-month intervals at 85% of fair market value (calculated in the manner provided in the plan). Employees purchase such stock using payroll deductions, which may not exceed 15% of their total cash compensation. The plan imposes certain limitations upon an employee's right to acquire Class A common stock, including the following: (i) no employee may purchase more than 9,000 shares of Class A common stock on any one purchase date and (ii) no employee may be granted rights to purchase more than $25,000 worth of Class A common stock for each calendar year that such rights are at any time outstanding. The number of shares of Class A common stock reserved for issuance under the plan automatically increases in January each year. The increase is equal to 1.0% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding year, subject to a 4.5 million annual share limit. In 2006, 2005 and 2004, 1.6 million, 2.6 million and 3.8 million shares, respectively, were issued under this plan at average per share prices of $16.40, $15.47 and $8.12, respectively. At December 31, 2006, 7.4 million shares were available for future issuance under this plan.

Stock Incentive Plans

The Company has in effect stock incentive plans under which incentive stock options have been granted to employees and restricted stock units and non-qualified stock options have been granted to employees and non-employee members of the Board of Directors. The Company's 1998 Stock Incentive Plan, as amended and restated (the "1998 Plan"), is the successor equity incentive program to the Company's 1994 Stock Option Plan (the "1994 Plan") and the Company's 1998 Special Stock Option Plan (together, the "Predecessor Plans").

In March 2005 and 2004, the Board of Directors approved amendments to the 1998 Plan, as previously amended, to increase the number of shares of Class A common stock reserved for issuance under this plan by an additional 15 million and 18 million shares, respectively. These amendments were approved by the shareholders at the Annual Meetings of Shareholders held in April 2005 and April 2004, respectively. The number of shares of Class A common stock reserved for issuance under the 1998 Plan automatically increases in January each year. The increase is equal to 4.5% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding year, subject to a 37.5 million annual share limit. As of December 31, 2006, 60.1 million shares of common stock were reserved for future grant under the 1998 Plan.

The Board of Directors or the Plan Administrator determines eligibility, vesting schedules and exercise prices for options granted under the plans. Options granted generally have a term of 10 years, and in the case of new hires generally vest and become exercisable at the rate of 25% after one year and ratably on a monthly basis over a period of 36 months thereafter; subsequent option grants to existing employees generally vest and become exercisable ratably on a monthly basis over a period of 48 months measured from the date of grant. However, certain options that have been granted under the Company's 1998 Plan or that were assumed by the Company in connection with certain of its acquisitions provide that the vesting of the options granted thereunder will accelerate in whole or in part upon the occurrence of certain specified events.

In addition, the Company grants restricted stock units as part of its regular annual employee equity compensation review program as well as to new hires and non-employee members of the Board of Directors. Restricted stock units are share awards that entitle the holder to receive freely tradable shares of the Company's Class A common stock upon vesting. Generally, restricted stock units granted to employees vest ratably on a quarterly basis over 16 quarters from the date of grant.

In 1999 the Board of Directors approved the 1999 Special Stock Option Plan (the "1999 Plan") and reserved an aggregate of one million shares of Class A common stock for issuance under the 1999 Plan. In February 2005 the Board reduced the share reserve under the 1999 Plan to the number of shares needed to cover outstanding options under the plan. Accordingly, no additional stock option grants are to be made under the 1999 Plan and to the extent any outstanding options under the 1999 Plan terminate or expire unexercised, the shares of Class A common stock subject to those options will not be available for reissuance under the 1999 Plan. As of December 31, 2006, 0.3 million shares of common stock were reserved for issuance upon exercise of existing outstanding options under the 1999 Plan. The 1998 Plan, 1999 Plan and Predecessor Plans are collectively referred to herein as the "Broadcom Plans."

In connection with the Company's acquisitions, the Company has assumed stock options granted under stock option plans or agreements established by each acquired company. As of December 31, 2006, 2.5 million and 0.1 million shares of Class A and Class B common stock, respectively, were reserved for issuance upon exercise of outstanding options assumed under these stock option plans.

Combined Incentive Plan Activity

Activity under all stock option incentive plans in 2006, 2005 and 2004 is set forth below:

	Options Outstanding			
	Number of Shares	Price Range per Share	Weighted Average Exercise Price per Share	Weighted Average Grant-Date Fair Value per Share
	(In thousands)			
Balance at December 31, 2003	154,369	$ .01 - $103.67	$15.67	$21.59
Options granted under the 1998 Plan	19,938	17.32 - 30.27	23.55	12.68
Options assumed in acquisitions	1,283	.01 - 6.87	3.24	25.87
Options cancelled	(7,113)	.01 - 103.67	18.33	19.94
Options exercised	(22,017)	.01 - 27.06	10.14	18.52
Balance at December 31, 2004	146,460	.01 - 81.50	17.34	20.95
Options granted under the 1998 Plan	31,566	18.32 - 32.68	22.48	7.31
Options assumed in acquisition	242	1.97 - 1.97	1.97	26.55
Options cancelled	(5,692)	.01 - 37.75	20.96	15.90
Options exercised	(30,468)	.01 - 30.27	14.06	18.95
Balance at December 31, 2005	142,108	.01 - 81.50	19.00	18.55
Options granted under the 1998 Plan	17,939	23.11 - 48.63	40.22	12.33
Options assumed in acquisition	107	5.26 - 40.49	7.66	41.31
Options cancelled	(6,294)	.01 - 48.63	20.92	15.02
Options exercised	(27,975)	.01 - 38.17	17.14	19.39
Balance at December 31, 2006	125,885	$ .01 - $81.50	$22.35	$17.65

At December 31, 2006 outstanding options to purchase 80.7 million shares were exercisable with an average per share exercise price of $19.03. The weighted average remaining contractual life of options outstanding and of options exercisable as of December 31, 2006 were 6.8 years and 6.0 years, respectively.

The total pretax intrinsic value of options exercised in 2006 was $684.3 million. This intrinsic value represents the difference between the fair market value of the Company's Class A common stock on the date of exercise and the exercise price of each option. Based on the closing price of the Company's Class A common stock of $32.31 on December 31, 2006, the total pretax intrinsic value of all outstanding options was $1.398 billion. The total pretax intrinsic value of exercisable options at December 31, 2006 was $1.091 billion.

Restricted stock unit activity in 2006, 2005 and 2004 is set forth below:

	Restricted Stock Units Outstanding	
	Number of Shares	Weighted Average Grant-Date Fair Value per Share
	(In thousands)	
Balance at December 31, 2003	—	$ —
Restricted stock units granted under the 1998 Plan	230	18.80
Restricted stock units assumed	108	19.24
Restricted stock units vested	(8)	18.16
Balance at December 31, 2004	330	22.98
Restricted stock units granted under the 1998 Plan	8,432	23.08
Restricted stock units cancelled	(297)	22.07
Restricted stock units vested	(1,375)	21.19
Balance at December 31, 2005	7,090	23.48
Restricted stock units granted under the 1998 Plan	8,921	40.22
Restricted stock units cancelled	(681)	31.83
Restricted stock units vested	(2,630)	30.24
Balance at December 31, 2006	12,700	$33.39

The total pretax intrinsic value of restricted stock units vested in 2006 was $91.9 million. Based on the closing price of the Company's Class A common stock of $32.31 on December 31, 2006, the total pretax intrinsic value of all outstanding restricted stock units was $410.3 million.

Stock-Based Compensation Expense

The following table presents details of the total stock-based compensation expense that is *included* in each functional line item on the Company's statements of income:

	Years Ended December 31,		
	2006(1)	2005	2004
		(In thousands)	
Cost of revenue	$ 24,589	$ 4,177	$ 4,776
Research and development	307,096	68,606	102,253
Selling, general and administrative	136,679	29,232	30,897
	$468,364	$102,015	$137,926

(1) The amounts included in 2006 reflect the adoption of SFAS 123R. In accordance with the modified prospective transition method, the Company's consolidated statements of income for 2005 and 2004 have *not* been restated to reflect, and do not include, the impact of SFAS 123R.

The adoption of SFAS 123R will continue to have a significant adverse impact on the Company's reported results of operations, although it should not have a material impact on its overall financial position. The amount of unearned stock-based compensation currently estimated to be expensed in the period 2007 through 2011 related to unvested share-based payment awards at December 31, 2006 is $829.9 million. Of this amount, $383.4 million, $255.1 million, $160.3 million and $31.1 million are currently estimated to be recorded in 2007, 2008, 2009 and thereafter, respectively. The weighted average period over which the unearned stock-based compensation is expected to be recognized is approximately 1.4 years. Approximately 96% of the total unearned stock-based compensation at December 31, 2006 will be expensed by the end of 2009. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that the Company grants additional equity awards to employees or assumes unvested equity awards in connection with acquisitions.

The per share fair values of stock options granted in connection with stock incentive plans and rights granted in connection with the employee stock purchase plan have been estimated with the following weighted average assumptions:

	Employee Stock Options			Employee Stock Purchase Rights		
	2006	2005	2004	2006	2005	2004
Expected life (in years)	3.17	3.20	4.73	0.51	0.87	1.15
Volatility	0.36	0.40	0.64	0.35	0.38	0.51
Risk-free interest rate	4.93%	4.00%	3.40%	4.78%	3.52%	2.35%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Weighted average fair value	$12.33	$7.41	$13.12	$10.81	$6.97	$6.60

The weighted average fair values per share of the restricted stock units awarded in 2006, 2005 and 2004 were $40.22, $23.08 and $18.80, respectively, calculated based on the fair market value of the Company's Class A common stock on the respective grant dates.

In accordance with the requirements of the disclosure-only alternative of SFAS 123, set forth below is a pro forma illustration of the effect on net income and net income per share information for 2005 and 2004, respectively, computed as if the Company had valued stock-based awards to employees using the Black-Scholes option pricing model instead of applying the guidelines provided by APB 25.

	Years Ended December 31,	
	2005	2004
	(In thousands, except per share data)	
Net income — as reported	$ 367,089	$ 173,185
Add: Stock-based compensation expense included in net income — as reported	102,015	118,401
Deduct: Stock-based compensation expense determined under the fair value method	(563,916)	(900,149)
Net loss — pro forma	$ (94,812)	$(608,563)
Net income per share (basic) — as reported	$ 0.72	$ 0.36
Net income per share (diluted) — as reported	$ 0.66	$ 0.33
Net loss per share (basic and diluted) — pro forma	$ (0.19)	$ (1.27)

For purposes of the foregoing pro forma illustration, the fair value of each stock award has been estimated as of the date of grant or assumption using the Black-Scholes model, which was developed for use in estimating the value of traded options that have no vesting restrictions and that are freely transferable. The Black-Scholes model considers, among other factors, the expected life of the option and the expected volatility of the Company's stock price. The Black-Scholes model meets the requirements of SFAS 123 but the fair values generated by the model may not be indicative of the actual fair values of the Company's stock-based awards, as it does not consider other factors important to stock-based awards, such as continued employment and periodic vesting requirements and limited transferability. For pro forma illustration purposes, the Black-Scholes value of the Company's stock-based awards is assumed to be amortized on a straight-line basis over the optionees' respective service periods.

Charges Related to the Voluntary Review of the Company's Equity Award Practices

The Company completed a voluntary review of its equity award practices in 2006. The Company recorded total charges of $61.5 million in 2006 in connection with estimated payments it has decided to make to or on behalf of certain current and former employees related to consequences of the review, as well as non-cash stock-based compensation expense the Company incurred related to the extension of the post-service stock option exercise period for certain former employees. The payments are to remunerate participants in the Company's employee stock purchase plan who were unable to purchase shares thereunder during the period in which the Company was not current in its SEC reporting obligations, to remediate adverse tax consequences, if any, to individuals that may result from the equity award review, and to compensate individuals for the value of stock options that expired or would have expired during the period in which the Company was not current in its SEC reporting obligations. A total of $2.5 million, $30.1 million and $28.9 million is *included* in cost of revenue, research and development expense and selling, general and administrative expense, respectively, of which $6.5 million and $5.1 million in research and development expense and selling, general and administrative expense, respectively, is stock-based compensation expense.

Shares Reserved For Future Issuance

The Company had the following shares of common stock reserved for future issuance upon the exercise or issuance of equity instruments as of December 31, 2006:

	Number of Shares (In thousands)
Stock options outstanding	125,885
Authorized for future grants under stock incentive plans	60,142
Authorized for future issuance under stock purchase plan	7,417
Restricted stock units outstanding	12,700
	206,144

401(k) Savings and Investment Plan

The Company sponsors a defined contribution 401(k) savings and investment plan, established in 1996, covering substantially all of the Company's employees, subject to certain eligibility requirements. At its discretion, the Company may make contributions to this plan. In 2006 the Company adopted a limited matching contribution policy and made $2.5 million in contributions to participants in this plan. The Company made no contributions to this plan in 2005 and 2004.

9. Goodwill and Acquired Patents

Goodwill Impairment Assessment

The Company performed annual impairment assessments of the carrying value of the goodwill recorded in connection with various acquisitions as required under SFAS 142 in October 2006, 2005 and 2004. In accordance with SFAS 142, the Company compared the carrying value of each of its reporting units that existed at those times to their estimated fair value. At October 1, 2006, 2005 and 2004, the Company had four reporting units as determined and identified in accordance with SFAS 142.

The Company estimated the fair values of its reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as verification of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete four year financial forecasts developed by management for planning purposes and consistent with those distributed to the Company's Board of Directors. Cash flows beyond the four year discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Future cash flows were discounted to present value by incorporating the present value techniques discussed in FASB Concepts Statement 7. Specifically, the income approach valuations included reporting unit cash flow discount rates ranging from 13% to 19%, and terminal value growth rates ranging from 0% to 10%. Publicly available information regarding the market capitalization of the Company was also considered in assessing the reasonableness of the cumulative fair values of its reporting units estimated using the discounted cash flow methodology.

Upon completion of the October 2006, 2005 and 2004 annual impairment assessments, the Company determined no impairment was indicated as the estimated fair value of each of the four reporting units exceeded its respective carrying value.

Acquired Patents Impairment Assessment

In November 2005 the Company acquired an issued U.S. patent, with various foreign counterparts, related to integrated circuit package testing for $0.5 million. In January 2004 the Company acquired approximately 80 patents and patent applications related to the read channel and hard disk controller market for $18.0 million. The immediate purpose for acquiring these patent portfolios was to assist the Company in the defense and settlement of then ongoing and future intellectual property litigation. As a result, the Company was unable to estimate any future cash flows from the patents. The Company also does not have any plans to resell the patents to a third party. Due to the intended use for these assets, the Company concluded that indicators of impairment existed upon acquisition of the patents because the carrying value of the patents might not be recoverable. Upon determining that indicators of impairment existed, the Company performed a recoverability test in accordance with SFAS 144. Estimates of future cash flows used to test the recoverability of long-lived assets should include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of the use and eventual disposition of the asset. The only cash flows expected to arise as a direct result of the use of the patents are the cash savings expected to result from reduced but undeterminable litigation expenses over the next several years. Due to the unpredictable nature of legal disputes, it is not possible to reasonably: (i) determine if the Company's strategy with respect to the patents will be successful, (ii) forecast litigation expenses that would have been incurred if the patent portfolio was not acquired, or (iii) forecast cash flows generated as a result of acquiring the patents. As a result, no reasonable analysis could be prepared to support future cash flows associated with the patents. Accordingly, pursuant to SFAS 144 the patents were determined to be fully impaired at their respective dates of acquisition. The impairment charges for the patent portfolios were classified as impairment of goodwill and other intangible assets in the consolidated statements of income in 2005 and 2004.

10. Settlement Costs

In June 2005 the Company recorded $110.0 million in settlement costs primarily related to the settlement of securities class action litigation against the Company and certain of its current and former officers and directors. The Company recorded $68.7 million in settlement costs in 2004. Of that amount, $60.0 million was related to the settlement of various litigation matters, and the remaining $8.7 million reflected settlement costs related to a claim arising from an acquisition and certain indemnification costs. For a more detailed discussion of the Company's settled and outstanding litigation, see Note 11.

11. Litigation

Intellectual Property Proceedings. In May 2005 the Company filed a complaint in the U.S. International Trade Commission ("ITC") asserting that Qualcomm Incorporated ("Qualcomm") engaged in unfair trade practices by importing integrated circuits and other products that infringe, both directly and indirectly, five of the Company's patents relating generally to wired and wireless communications. The complaint seeks an exclusion order to bar importation of those Qualcomm products into the United States and a cease and desist order to bar further sales of infringing Qualcomm products that have already been imported. In June 2005 the ITC instituted an investigation of Qualcomm based upon the allegations made in the Company's complaint. The investigation was later limited to asserted infringement of three Broadcom patents. At Qualcomm's request, the U.S. Patent and Trademark Office ("USPTO") is reexamining one of the patents. In December 2006 the full Commission upheld the ITC administrative law judge's October 2006 Initial Determination finding all three patents valid and one infringed. The Commission is currently considering the appropriate remedies for Qualcomm's infringement. A hearing has been set for March 2007 and a decision is expected in May 2007.

In May 2005 the Company filed two complaints against Qualcomm in the United States District Court for the Central District of California. The first complaint asserts that Qualcomm has infringed, both directly and indirectly, the same five patents asserted by Broadcom in the ITC complaint. The District Court complaint seeks preliminary and permanent injunctions against Qualcomm and the recovery of monetary damages, including treble damages for willful infringement, and attorneys' fees. In July 2005 Qualcomm answered the complaint and asserted counterclaims seeking a declaratory judgment that the Company's patents are invalid and not infringed. In December 2005 the court transferred the causes of action relating to two of the patents to the United States District Court for the Southern District of California. Pursuant to statute, the court has stayed the remainder of this action pending the outcome of the ITC action.

The second District Court complaint asserts that Qualcomm has infringed, both directly and indirectly, five other Broadcom patents relating generally to wired and wireless communications and multimedia processing technologies. The complaint seeks preliminary and permanent injunctions against Qualcomm and the recovery of monetary damages, including treble damages for willful infringement, and attorneys' fees. In July 2005 Qualcomm answered the second complaint and asserted counterclaims seeking a declaratory judgment that the Company's patents are invalid and not infringed. In November 2006 Broadcom withdrew one of the patents from the case. In December 2006 the court granted a motion to stay proceedings on a second patent pending the outcome of a USPTO reexamination of that patent initiated at Qualcomm's request. Trial has been set for May 2007.

In July 2005 Qualcomm filed a complaint against the Company in the United States District Court for the Southern District of California alleging that certain Broadcom products infringe, both directly and indirectly, seven Qualcomm patents relating generally to the transmission, reception and processing of communication signals, including radio signals and/or signals for wireless telephony. The complaint seeks a preliminary and permanent injunction against Broadcom as well as the recovery of monetary damages and attorneys' fees. Qualcomm has subsequently withdrawn two patents from the case. The Company filed an answer in September 2005 denying the allegations in Qualcomm's complaint and asserting counterclaims. The counterclaims seek a declaratory judgment that the seven Qualcomm patents are invalid and not infringed, and assert that Qualcomm has infringed, both directly and indirectly, six Broadcom patents relating generally to wired and wireless communications. The counterclaims seek preliminary and permanent injunctions against Qualcomm and the recovery of monetary damages, including treble damages for willful infringement, and attorneys' fees. The Company has subsequently withdrawn two patents from the case. In January 2006 Qualcomm amended its complaint to seek treble damages for willful infringement. Discovery has been completed, and the court has scheduled a series of five trials in this case over the period March through August 2007.

In August 2005 Qualcomm filed a second complaint against the Company in the United States District Court for the Southern District of California alleging that Broadcom breached a contract relating to Bluetooth development and seeking a declaration that two of the Company's patents relating to Bluetooth technology are invalid and not infringed. In March 2006 Qualcomm filed an amended complaint providing further details concerning the same causes of action. The Company filed an answer in April 2006 denying the allegations in the complaint and asserting counterclaims. The counterclaims assert that Qualcomm has infringed, both directly and indirectly, the same two Broadcom patents, and also allege breach of the Bluetooth contract by Qualcomm. Broadcom is seeking preliminary and permanent injunctions against Qualcomm and the recovery of monetary damages, including treble damages for willful infringement, and attorneys' fees. Discovery has been completed, and trial has been set for March 2007.

In October 2005 Qualcomm filed a third complaint against the Company in the United States District Court for the Southern District of California alleging that certain Broadcom products infringe, both directly and indirectly, two Qualcomm patents relating generally to the processing of digital video signals. The complaint seeks preliminary and permanent injunctions against the Company as well as the recovery of monetary damages and attorneys' fees. The Company filed an answer in December 2005 denying the allegations in Qualcomm's complaint and asserting counterclaims seeking a declaratory judgment that the two Qualcomm patents are invalid and not infringed. In January 2007 a jury returned a verdict that the Company did not infringe either patent, and rendered advisory verdicts that Qualcomm committed inequitable conduct before the U.S. Patent and Trademark Office and waived its patent rights in connection with its conduct before an industry standards body. The court is currently considering whether to adopt the jury's advisory verdicts.

In March 2006 Qualcomm filed a fourth complaint against Broadcom in the United States District Court for the Southern District of California alleging that the Company had misappropriated certain Qualcomm trade secrets and that certain Broadcom products infringe, both directly and indirectly, a patent related generally to orthogonal frequency division multiplexing technology. The complaint seeks preliminary and permanent injunctions against the Company as well as the recovery of monetary damages, including double damages, and attorneys' fees. The Company filed an answer in May 2006 denying the allegations in Qualcomm's complaint and asserting counterclaims. The counterclaims seek a declaratory judgment that the Qualcomm patent is invalid and not infringed, and assert that Qualcomm has infringed, both directly and indirectly, two Broadcom patents relating generally to video technology. The counterclaims seek preliminary and permanent injunctions against Qualcomm and the recovery of monetary damages, including treble damages for willful infringement, and attorneys' fees. In June 2006 Qualcomm filed a motion for preliminary injunction against Broadcom. In October 2006 the court entered a stipulated order for preliminary injunction prohibiting Broadcom from using certain documents pending trial on the merits of the case. The Company amended its answer to add a counterclaim asserting that Qualcomm has misappropriated certain Broadcom trade secrets, and Qualcomm amended its complaint to add three individual Broadcom employees as defendants and include additional allegations of trade secret misappropriation. Discovery is ongoing, and trial has been set for October 2007.

Antitrust Proceedings. In July 2005 the Company filed a complaint against Qualcomm in the United States District Court for the District of New Jersey asserting that Qualcomm's licensing and other practices related to cellular technology and products violate federal and state antitrust laws. The complaint also asserts causes of action based on breach of contract, promissory estoppel, fraud, and tortious interference with prospective economic advantage. In September 2005 the Company filed an amended complaint in the action also challenging Qualcomm's proposed acquisition of Flarion Technologies, Inc. under the antitrust laws and asserting violations of various state unfair competition and unfair business practices laws. In August 2006 the court granted Qualcomm's motion to dismiss the complaint. In September 2006 Broadcom filed a notice of appeal to the United States Court of Appeals for the Third Circuit, where briefing is under way. No appellate hearing date has been set.

In October 2005 the Company and five other leading mobile wireless technology companies filed complaints with the European Commission requesting that the Commission investigate Qualcomm's anticompetitive conduct related to the licensing of its patents and the sale of its chipsets for mobile wireless devices and systems. The Commission has commenced a preliminary investigation, and is determining whether to institute a formal investigation, of Qualcomm.

In June 2006 Broadcom and another leading mobile wireless technology company filed complaints with the Korean Fair Trade Commission requesting that the Commission investigate Qualcomm's anticompetitive conduct related to the licensing of its patents and the sale of its chipsets for mobile wireless devices and systems. The Commission has instituted a formal investigation of Qualcomm.

Securities Litigation. From March 2006 through August 2006 a number of purported Broadcom shareholders filed putative shareholder derivative actions (the "Options Derivative Actions") against Broadcom, each of the members of our Board of Directors, certain current or former officers, and Henry T. Nicholas III, our co-founder, alleging, among other things, that the defendants improperly dated certain Broadcom employee stock option grants. Four of those cases, *Murphy v. McGregor, et al.* (Case No. CV06-3252 R (CWx)), *Shei v. McGregor, et al.* (Case No. SACV06-663 R (CWx)), *Ronconi v. Dull, et al.* (Case No. SACV 06-771 R (CWx)) and *Jin v. Broadcom Corporation, et al.* (Case No. 06CV00573) have been consolidated in the United States District Court for the Central District of California. The plaintiffs filed a consolidated amended complaint in November 2006. In addition, two putative shareholder derivative actions, *Pirelli Armstrong Tire Corp. Retiree Med. Benefits Trust v. Samueli, et al.* (Case No. 06CC0124) and *Servais v. Samueli, et al.* (Case No. 06CC0142), were filed in the California Superior Court for the County of Orange. The Superior Court consolidated the state court derivative actions in August 2006, and the plaintiffs filed a consolidated amended complaint in September 2006. The plaintiffs in the Options Derivative Actions contend, among other things, that the defendants' conduct violated United States and California securities laws, breached defendants' fiduciary duties, wasted corporate assets, unjustly enriched the defendants, and caused errors in our financial statements. The plaintiffs seek, among other things, unspecified damages and disgorgement of profits from the alleged conduct, to be paid to Broadcom.

In November 2006 the defendants moved to dismiss the federal derivative action on the ground that the shareholder plaintiffs lack standing to assert claims on behalf of Broadcom. That motion is scheduled to be heard in March 2007. If the court does not grant the motion to dismiss, the individual defendants' responses to the

The Company has an international distribution center that includes engineering design and administrative facilities in Singapore as well as engineering design facilities in Belgium, Canada, China, Denmark, France, Greece, India, Israel, Japan, Korea, the Netherlands, Taiwan and the United Kingdom. At December 31, 2006, $27.0 million of the Company's long-lived assets (excluding goodwill and purchased intangible assets) were located outside the United States.

13. Quarterly Financial Data (Unaudited)

The following table presents unaudited quarterly financial data of the Company. In the Company's opinion, this information has been prepared on a basis consistent with that of its audited consolidated financial statements and all necessary material adjustments, consisting of normal recurring accruals and adjustments, have been included to present fairly the unaudited quarterly financial data. The Company's quarterly results of operations for these periods are not necessarily indicative of future results of operations.

	Net Revenue	Gross Profit	Net Income (Loss)	Diluted Net Income (Loss) Per Share
	(In thousands, except per share data)			
Year Ended December 31, 2006				
Fourth Quarter	$923,454	$469,636	$ 45,076 (1)	$ .08
Third Quarter	902,586	452,422	110,181 (2)	.19
Second Quarter	941,131	483,757	106,086	.18
First Quarter	900,647	466,438	117,698 (3)	.20
Year Ended December 31, 2005				
Fourth Quarter	$820,605	$431,459	$186,744 (4)	$ .32
Third Quarter	694,977	367,235	121,210 (5)	.21
Second Quarter	604,861	320,769	(5,234) (6)	(.01)
First Quarter	550,345	283,526	64,369 (7)	.12

(1) Includes charges related to the equity award review in the amount of $50.6 million.

(2) Includes income tax benefits from adjustments to tax reserves of foreign subsidiaries of $27.9 million and charges related to the equity award review in the amount of $10.9 million.

(3) Includes IPR&D of $5.2 million, income tax benefits from adjustments to tax reserves of foreign subsidiaries of $1.7 million, and gain on strategic investments of $0.7 million.

(4) Includes IPR&D of $1.8 million, impairment of acquired patent portfolio of $0.5 million, and income tax benefits from adjustments to tax reserves of foreign subsidiaries of $3.4 million.

(5) Includes IPR&D of $35.0 million, reversal of restructuring costs of $2.5 million, income tax benefits from adjustments to tax reserves of foreign subsidiaries of $25.9 million, and gain on strategic investments of $1.2 million.

(6) Includes litigation settlement costs of $110.0 million.

(7) Includes IPR&D of $6.7 million.

Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit Number	Description	Where Located Form	File No.	Exhibit No.	Filing Date	Filed Herewith
3.1	Second Amended and Restated Articles of Incorporation filed June 8, 2006	8-K	000-23993	3.1	08/10/2006	
3.4	Bylaws as amended through April 27, 2006	8-K	000-23993	3.2	08/10/2006	
10.1*	2006 Base Salaries for Certain Executive Officers	8-K	000-23993	10.1	04/12/2006	
10.2*	2006 Performance Bonus Plan	10-Q (Q'2-2006)	000-23993	10.1	01/23/2007	
10.3*	2006 Supplemental Bonus Program	8-K	000-23993		12/27/2006	
10.4*	Form Letter Agreement for Executive Retention Program between the registrant and the following executive officers: David A. Dull, Bruce E. Kiddoo, Thomas F. Lagatta, Vahid Manian and William J. Ruehle	10-Q	000-23993	10.11	11/09/2004	
10.5*†	Letter Agreement between the registrant and Scott A. McGregor dated October 25, 2004	10-K/A	000-23993	10.4	01/23/2007	
10.6*	Amendment to Letter Agreement between the registrant and Scott A. McGregor dated December 16, 2005	10-K	000-23993	10.5	02/14/2006	
10.7*	Agreement between the registrant and William J. Ruehle dated December 17, 2006					X
10.8*	Stock Option Amendment Agreement between the registrant and David A. Dull dated December 29, 2006					X
10.9*	Stock Option Amendment Agreement between the registrant and Bruce E. Kiddoo dated December 29, 2006					X
10.10*	Stock Option Amendment Agreement between the registrant and Thomas F. Lagatta dated December 29, 2006					X
10.11*	Amended and Restated 1994 Stock Option Plan, together with form of Stock Option Agreement, form of Stock Purchase Agreement, form of Note Secured by Stock Pledge Agreement and form of Stock Pledge Agreement	S-1/A	333-45619	10.3	02/27/1998	
10.12*	Special Stock Option Plan, together with form of Stock Option Agreement and form of Stock Purchase Agreement	S-1/A	333-45619	10.12	03/23/1998	
10.13*	1998 Stock Incentive Plan (as amended and restated February 24, 2006)	S-8	333-132533	99.1	03/17/2006	
10.14*	1998 Stock Incentive Plan forms of Notice of Grant of Stock Option	S-8	333-60763	99.2	08/06/1998	
10.15*	1998 Stock Incentive Plan form of Notice of Grant of Stock Option for the following executive officers: David A. Dull, Bruce E. Kiddoo, Thomas F. Lagatta, Vahid Manian and William J. Ruehle	10-Q	000-23993	10.3	11/09/2004	

Exhibit Number	Description	Where Located Form	File No.	Exhibit No.	Filing Date	Filed Herewith
10.45†††	Lease Agreement dated December 17, 2004 between the registrant and Irvine Commercial Property Company	10-K	000-23993	10.38	03/01/2005	
10.46	Stipulation of Settlement (shareholder derivative actions) dated October 26, 2004	10-K	000-23993	10.39	03/01/2005	
10.47	Stipulation of Settlement (securities class action litigation)	10-K	000-23993	10.47	02/14/2006	
21.1	Subsidiaries of the Company					X
23.1	Consent of Independent Registered Public Accounting Firm					X
31.1	Certification of the Chief Executive Officer, as required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of the Chief Financial Officer, as required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32	Certifications of the Chief Executive Officer and Chief Financial Officer, as required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

* a contract, compensatory plan or arrangement in which directors or executive officers are eligible to participate.

† The Company originally sought confidential treatment with respect to certain portions of this agreement but subsequently filed the agreement in its entirety on January 23, 2007 as Exhibit 10.4 to the registrant's 2005 Form 10-K/A.

†† Confidential treatment has previously been granted by the SEC for certain portions of the referenced exhibit pursuant to Rule 406 under the Securities Act.

††† Confidential treatment has been requested with respect to the redacted portions of the referenced exhibit.

Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or Notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on February 20, 2007.

BROADCOM CORPORATION

By: /s/ SCOTT A. MCGREGOR

Scott A. McGregor
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ SCOTT A. MCGREGOR Scott A. McGregor	President and Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2007
/s/ HENRY SAMUELI Henry Samueli, Ph.D.	Chairman of the Board and Chief Technical Officer	February 20, 2007
/s/ BRUCE E. KIDDOO Bruce E. Kiddoo	Vice President and Corporate Controller; Acting Chief Financial Officer (Principal Financial and Accounting Officer)	February 20, 2007
/s/ GEORGE L. FARINSKY George L. Farinsky	Director	February 20, 2007
/s/ MAUREEN E. GRZELAKOWSKI Maureen E. Grzelakowski	Director	February 20, 2007
/s/ NANCY H. HANDEL Nancy H. Handel	Director	February 20, 2007
/s/ JOHN MAJOR John Major	Director	February 20, 2007
/s/ ALAN E. ROSS Alan E. Ross	Director	February 20, 2007
/s/ ROBERT E. SWITZ Robert E. Switz	Director	February 20, 2007
/s/ WERNER F. WOLFEN Werner F. Wolfen	Director	February 20, 2007

SCHEDULE II — CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

BROADCOM CORPORATION

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts(a)	Deductions	Balance at End of Year
			(In thousands)		
Year ended December 31, 2006:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 6,242	$ 816	$ 61	$ (225)	$ 6,894
Sales returns	4,952	23,343	—	(24,884)	3,411
Pricing allowances	989	1,457	—	(1,461)	985
Reserve for excess and obsolete inventory	37,017	6,256	138	(11,476)	31,935
Reserve for warranty	14,131	10,268	877	(6,054)	19,222
Restructuring liabilities	16,221	—	—	(5,498)	10,723
Total	$ 79,552	$42,140	$1,076	$(49,598)	$ 73,170
Year ended December 31, 2005:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 6,900	$ 149	$ 10	$ (817)	$ 6,242
Sales returns	3,692	19,239	—	(17,979)	4,952
Pricing allowances	995	3,394	—	(3,400)	989
Reserve for excess and obsolete inventory	44,751	(2,349)	1,237	(6,622)	37,017
Reserve for warranty	19,185	5,621	55	(10,730)	14,131
Restructuring liabilities	27,117	(2,500)	1,457	(9,853)	16,221
Total	$102,640	$23,554	$2,759	$(49,401)	$ 79,552
Year ended December 31, 2004:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 6,493	$ 1,793	$ 300	$ (1,686)	$ 6,900
Sales returns	655	16,236	—	(13,199)	3,692
Pricing allowances	444	2,507	—	(1,956)	995
Reserve for excess and obsolete inventory	25,111	26,224	2,217	(8,801)	44,751
Reserve for warranty	5,996	14,812	157	(1,780)	19,185
Restructuring liabilities	37,174	—	3,411	(13,468)	27,117
Total	$ 75,873	$61,572	$6,085	$(40,890)	$102,640

(a) Amounts represent balances acquired through acquisitions.

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Broadcom's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 ends on the preceding page. The following information is part of the 2006 Annual Report to Shareholders.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

All statements included or incorporated by reference in this 2006 Annual Report to Shareholders, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates, approximations and projections about our industry and business, management's beliefs, and certain asssumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission discuss some of the important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. These forward-looking statements speak only as of the date of this Annual Report. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

Corporate Information

BOARD OF DIRECTORS

Scott A. McGregor [1]
President and Chief Executive Officer
Broadcom Corporation

Henry Samueli, Ph.D. [2]
Chairman of the Board and Chief Technical Officer
Broadcom Corporation

George L. Farinsky [3]
Retired Financial Executive

Maureen E. Grzelakowski [4]
Senior Advisor
Investor Growth Capital, Inc.

Nancy H. Handel [5]
Senior Vice President and Chief Financial Officer
Applied Materials, Inc. (retired)

John Major [6]
Founder and President
MTSG

Alan E. Ross
Venture Capitalist

Robert E. Switz [7]
President and Chief Executive Officer
ADC Telecommunications, Inc.

Werner F. Wolfen [8]
President
Capri Investments, LLC

(1) Chair of the Equity Award Committee; (2) Member of the Equity Award Committee; (3) Chair of the Audit Committee; (4) Member of the Compensation Committee and the Nominating & Corporate Governance Committee; (5) Member of the Audit Committee; (6) Chair of the Compensation Committee, Member of the Audit Committee, the Equity Award Committee, and the Nominating & Corporate Governance Committee; (7) Chair of the Nominating & Corporate Governance Committee, Member of the Audit Committee; (8) Lead Independent Director, Member of the Audit Committee and the Compensation Committee.

ELECTED OFFICERS

Scott A. McGregor
President and Chief Executive Officer

Henry Samueli, Ph.D.
Chairman of the Board and Chief Technical Officer

Yossi Cohen
Senior Vice President & General Manager,
Mobile Platforms Group

David A. Dull
Senior Vice President, Business Affairs,
General Counsel and Secretary

Dianne Dyer-Bruggeman
Senior Vice President, Global Human Resources

Edward H. Frank, Ph.D.
Vice President, Research & Development

Bruce E. Kiddoo
Vice President, Corporate Controller and
Acting Chief Financial Officer

Neil Y. Kim
Senior Vice President, Central Engineering

Thomas F. Lagatta
Senior Vice President, Worldwide Sales

Vahid Manian
Senior Vice President, Global Manufacturing Operations

Daniel A. Marotta
Senior Vice President & General Manager,
Broadband Communications Group

Robert A. Rango
Senior Vice President & General Manager,
Wireless Connectivity Group

Ford G. Tamer, Ph.D.
Senior Vice President & General Manager,
Enterprise Networking Group

Kenneth E. Venner
Senior Vice President and Chief Information Officer

Corporate Headquarters
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038
Tel: 949.926.5000
Fax: 949.926.5203

Annual Meeting of Shareholders
Wednesday, May 2, 2007
Broadcom Corporate Headquarters
Irvine, California

Transfer Agent and Registrar
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91204-2991
Tel: 818.502.1404 or 800.835.8778
Fax: 818.502.0674

Independent Registered Public Accounting Firm
Ernst & Young LLP
Orange County, California

Investor Relations
For further information on Broadcom, additional copies of this Report, our SEC filings or other financial information (available free of charge), please contact:

Investor Relations
Broadcom Corporation
P.O. Box 57013
Irvine, California 92619-7013
Tel: 949.926.5663
Fax: 949.926.9254

You may also contact us by email at *investorinfo@broadcom.com* or by visiting our website at *www.broadcom.com*.

Information as of March 2007

BROADCOM.

Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038
949.926.5000

www.broadcom.com

END